FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Financial Statements

Companhia Brasileira de Distribuição

December 31, 2010 and 2009

Companhia Brasileira de Distribuição

Consolidated Financial Statements

December 31, 2010 and 2009

1

A free translation from Portuguese into English of Independent Auditor's Report on individual financial statements in accordance with accounting practices adopted in Brazil and on consolidated financial statements prepared in accordance with IFRS and also with accounting practices adopted in Brazil

INDEPENDENT AUDITOR’S REPORT ON FINANCIAL STATEMENTS

To the Board of Directors and Executive Officers of

Companhia Brasileira de Distribuição

São Paulo, SP

We have audited the individual and consolidated financial statements of Companhia Brasileira de Distribuição (“Company”), which are identified as Parent and Consolidated, respectively, which comprise the balance sheet as at December 31, 2010 and the statements of income, statements of comprehensive income, statements of changes in shareholders’ equity, and statements of cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these individual financial statements in accordance with the accounting practices adopted in Brazil and of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and in accordance with the accounting practices adopted in Brazil, and for internal control as management determines is necessary to enable the preparation of such financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in conformity with Brazilian and international auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

2

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuição as at December 31, 2010, and its financial performance and its cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuição as at December 31, 2010, and its financial and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB) and with accounting practices adopted in Brazil.

Emphasis

As described in Note 2, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Companhia Brasileira de Distribuição, these practices differ from IFRS in the presentation of separate financial statements only with regard to the valuation of investments in subsidiaries, affiliated companies and jointly controlled subsidiaries. For accounting practices adopted in Brazil, such investments are accounted for by the equity method, while for the purposes of IFRS these are accounted for at cost or fair value.

Other matters

Statements of added value

We also applied audit procedures to the individual and consolidated statements of added value (DVA) for the year ended December 31, 2010, the presentation of which is required for publicly held companies according to the Brazilian corporation law and as additional information under IFRS which do not require the presentation of DVA. These statements were submitted to the same previously described audit procedures and in our opinion they are fairly presented in all their material respects, in relation to the financial statements taken as a whole.

3

Audit of balances corresponding to the prior year

The balances corresponding to the year ended December 31, 2009, presented for comparison purposes, were previously audited by us according to the audit standards effective when the report was issued at February 26, 2010, which did not contain any modification. The audit standards previously effective allowed the division of responsibility. The individual and consolidated financial statements of subsidiary Globex Utilidades S.A. for the six-month period ended December 31, 2009, were audited by other auditors. In our opinion, referring to investments, equity pickup, assets and liabilities, sales net revenues and net income for the period and other information included in the notes to the individual and consolidated financial statements of the Company deriving from this subsidiary, these are exclusively based on the opinion of those independent auditors.

São Paulo, February 23, 2011.

Ernst & Young Terco Auditores Independentes S.S.

CRC 2SP015199/O-6

Sergio Citeroni - Partner

Accountant CRC – 1SP170652/O-1

4

Companhia Brasileira de Distribuição

Balance Sheets
At December 31, 2010, December 31, 2009 and January 1, 2009
(In thousands of Reais) - A free translation from Portuguese into English of individual financial statements in accordance with accounting practices adopted in Brazil and of consolidated financial statements in accordance with IFRS and also with accounting practices adopted in Brazil

		Parent Company			Consolidated
	Note	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009

Assets
Current assets
Cash and cash equivalents	8	1,757,576	1,927,480	1,251,631	3,817,994	2,343,243	1,623,516
Marketable securities	9	-	-	-	608,002	-	-
Accounts receivable	10	630,373	810,577	858,774	3,797,237	2,365,284	1,876,928
Inventories	12	1,573,254	1,521,613	1,128,730	4,823,768	2,827,463	1,570,863
Recoverable taxes	13	363,762	230,581	292,292	888,355	416,583	322,368
Other receivables		62,548	100,249	75,566	488,045	324,880	155,343
Total current assets		4,387,513	4,590,500	3,606,993	14,423,401	8,277,453	5,549,018

Non-current liabilities
Receivables securitization fund	11	117,613	106,129	87,380	-	-	-
Accounts receivable	10	52,786	33,761	-	611,630	419,191	374,618
Recoverable taxes	13	119,802	134,213	177,066	213,506	255,194	283,861
Fair value of Bartira option	17	143,898	-	-	416,004	-	-
Deferred income and social contribution taxes	25	649,222	476,864	588,669	672,037	1,390,540	1,094,912
Amounts receivable from related parties	22	786,730	486,515	522,097	158,417	66,102	76,472
Judicial deposits	20	269,316	208,216	154,896	534,389	428,255	250,595
Other receivables		36,540	14,859	18,945	47,048	19,911	15,847
Investments	16	4,143,645	2,534,423	1,536,482	370,349	200,447	92,724
Property and equipment	14	4,801,999	4,297,290	4,247,947	6,703,594	5,356,774	4,864,534
Intangible assets	15	586,260	405,710	201,443	4,554,518	2,025,735	1,010,284
Total non-current assets		11,707,811	8,697,980	7,534,925	14,281,492	10,162,149	8,063,847

Total assets		16,095,324	13,288,480	11,141,918	28,704,893	18,439,602	13,612,865

Companhia Brasileira de Distribuição

Balance Sheets
At December 31, 2010, December 31, 2009 and January 1, 2009
(In thousands of Reais)

		Parent Company			Consolidated
	Note	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Liabilities
Current liabilities
Suppliers		2,219,699	2,327,444	1,834,286	5,306,349	4,004,397	2,409,501
Loans and financing	18	457,358	124,069	281,186	2,206,832	510,322	297,699
Debentures	18	520,675	19,386	36,861	520,675	19,386	36,861
Payroll and related charges		264,606	225,550	176,717	595,558	428,318	224,103
Taxes and social contributions payable	24	195,366	154,089	87,394	353,894	313,672	110,234
Accounts payable to related parties	22	189,468	20,188	12,279	274,291	31,734	12,433
Proposed dividends	26	114,654	94,491	61,851	116,287	98,052	67,994
Financing due to purchase of property		14,211	14,211	45,747	14,211	14,212	45,747
Rentals payable		22,887	21,523	21,902	68,226	47,424	42,130
Other accounts payable		287,187	232,198	186,010	1,008,912	453,653	384,190
Total current liabilities		4,286,111	3,233,149	2,744,233	10,465,235	5,921,170	3,630,892

Non-current liabilities
Loans and financing	18	1,456,488	769,010	906,521	4,524,464	2,101,243	2,314,756
Debentures	18	1,067,472	1,481,356	777,868	1,067,472	1,481,356	777,868
Deferred income and social contribution taxes	25	462,453	2,321	-	479,893	265,175	-
Taxes payable in installments	24	1,269,246	1,140,644	192,585	1,376,788	1,205,579	200,827
Provision for lawsuits	20	326,858	106,497	1,169,755	697,806	578,343	1,244,125
Other accounts payable		207,537	18,422	19,430	608,634	330,464	112,871
Total non-current liabilities		4,790,054	3,518,250	3,066,159	8,755,057	5,962,160	4,650,446
Shareholders’ equity assigned to controlling shareholders
Subscribed capital	26	5,579,259	5,374,751	4,450,725	5,579,259	5,374,751	4,450,725
Capital reserves	26	242,642	647,549	709,031	242,642	647,549	709,031
Profit reserves	26	1,197,258	514,781	171,770	1,197,258	514,781	171,770
		7,019,159	6,537,081	5,331,526	7,019,159	6,537,081	5,331,526
Non-controlling shareholders		-	-	-	2,465,442	19,191	-
Total liabilities and shareholders’ equity		16,095,324	13,288,480	11,141,918	28,704,893	18,439,602	13,612,865

Explanatory notes are an integral part of the financial statements.

Companhia Brasileira de Distribuição

Statement of Income and Comprehensive Income
Years ended December 31, 2010 and 2009
(In thousands of Reais, except earnings per share)

		Parent Company		Consolidated
	Note	2010	2009	2010	2009

Gross sales		17,213,787	15,963,689	36,144,368	26,219,103
Tax on sales		(1,701,279)	(1,735,241)	(4,052,694)	(2,968,839)
Net sales revenue		15,512,508	14,228,448	32,091,674	23,250,264
Cost of sales		(11,359,588)	(10,435,484)	(24,241,476)	(17,493,806)

Gross profit		4,152,920	3,792,964	7,850,198	5,756,458

Operating (expenses) income
Selling		(2,348,257)	(2,123,017)	(4,869,462)	(3,519,088)
General and administrative		(534,439)	(474,950)	(912,676)	(733,308)
Depreciation and amortization		(273,635)	(330,473)	(440,139)	(455,459)
Financial income	30	(310,415)	(135,496)	(823,001)	(251,151)
Equity pickup results	15	148,509	49,112	34,499	(7,985)
Other operating expenses, net	29	(47,814)	(1,906)	(26,016)	(76,994)
		(3,366,051)	(3,016,730)	(7,036,795)	(5,043,985)

Profit before income and social contribution taxes and employees profit sharing		786,869	776,234	813,403	712,473
Income and social contribution taxes	25	(37,655)	(104,966)	(86,558)	(28,569)
Employees profit sharing		(26,792)	(26,598)	(35,110)	(32,505)

Net income for the year		722,422	644,670	691,735	651,399

Attributable to:
Company’s controlling shareholder		722,422	644,670	722,422	644,670
Non-controlling shareholders		-	-	(30,687)	6,729

Explanatory notes are an integral part of the financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Consolidated Shareholders’ Equity
Years ended December 31, 2010 and 2009
(In thousands of Reais, except earnings per share)

		Capital Reserve				Profit reserves
	Capital stock	Special Goodwill Reserve	Other equity instruments	Other reserves	Purchase options	Legal	Expansion	Assets Valuation Adjustments	Retention of Earnings	Retained earnings	Shareholders’ equity	Non-controlling interest	Total

Balance at January 1, 2009	4,450,725	517,294	128,096	38	63,604	146,638	-	-	25,131	-	5,331,526	-	5,331,526
Capital stock increase
Capitalization of reserves	239,031	(88,780)	-	-	-	-	-	-	(150,251)	-	-	-	-
Subscribed capital	664,362	-	-	-	-	-	-	-	-	-	664,362	-	664,362
Treasury shares	-	-	-	-	-	-	-	-	(10,898)	-	(10,898)	-	(10,898)
Share buyback cost	-	-	-	-	-	-	-	-	(10)	-	(10)	-	(10)
Paid-in capital – Globex	-	-	-	7,677	-	-	-	-	-	-	7,677	-	7,677
Exercised share options	20,633	-	-	-	-	-	-	-	-	-	20,633	-	20,633
Granted share options	-	-	-	-	19,621	-	-	-	-	-	19,621	-	19,621
Non-controlling interest acquisition	-	-	-	-	-	-	-	-	-	-	-	12,462	12,462
Expansion reserve retention	-	-	-	-	-	-	379,350	-	-	(379,350)	-	-	-
Allocation of net income for legal reserve	-	-	-	-	-	29,579	-	-	-	(29,579)	-	-	-
Net income for the year	-	-	-	-	-	-	-	-	-	644,670	644,670	6,729	651,399
Proposed dividends	-	-	-	-	-	-	-	-	-	(140,500)	(140,500)	-	(140,500)
Profit retention reserve									95,241	(95,241)	-	-	-
Balance at December 31, 2009	5,374,751	428,514	128,096	7,715	83,225	176,217	379,350	-	(40,787)	-	6,537,081	19,191	6,556,272
Capital stock increase	-	-	-	-	-	-	-	-	-	-	-	-	-
Capitalization of reserves	169,388	(83,908)	-	-	-	-	-	-	(85,480)	-	-	-	-
Subscribed capital	35,120	-	-	-	-	-	-	-	-	-	35,120	-	35,120
Treasury shares	-	-	-	-	-	-	-	-	(4,040)	-	(4,040)		(4,040)
Granted share options	-	-	-	-	27,920	-	-	-	-	-	27,920	-	27,920
Non-controlling interest acquisition	-	-	-	-	-	-	-	(2,534)	-	-	(2,534)	2,476,938	2,474,404
Non-controlling interest acquisition – Sendas	-	-	(128,096)	-	-	-	-	-	(220,824)	-	(348,920)		(348,920)
Assets valuation adjustment	-	-	-	-	-	-	-	223,685	-	-	223,685	-	223,685
Net income for the year	-	-	-	-	-	-	-	-	-	722,422	722,422	(30,687)	691,735
Allocation of net income for legal reserve	-	-	-	-	-	36,121	-	-	-	(36,121)	-	-	-
Minimum mandatory dividends	-	-	-	-	-	-	-	-	-	(171,575)	(171,575)	-	(171,575)
Profit retention reserve	-	-	-	-		-	-	-	514,726	(514,726)	-	-	-
Balance at December 31, 2010	5,579,259	344,606	-	7,715	111,145	212,338	379,350	221,151	163,595	-	7,019,159	2,465,442	9,484,601

Explanatory notes are an integral part of the financial statements.

Companhia Brasileira de Distribuição

Statements of Cash Flows

Years ended December 31, 2010 and 2009

(In thousands of Reais)

	Parent Company		Consolidated
	2010	2009	2010	2009
Cash flow from operating activities

Net income for the year	722,422	644,670	691,735	651,399

Adjustments to net income
Deferred income and social contribution taxes	34,988	60,647	34,506	(31,233)
Current income and social contribution taxes	2,667	44,319	52,058	59,802
Depreciation and amortization	273,635	330,473	440,139	455,459
Equity pick-up	(148,509)	(49,112)	(34,499)	7,985
Adjustment to present value	3,928	-	(83,950)	-
Financial charges accrued	278,765	158,489	277,050	398,040
Provision for contingencies, net	243,665	44,433	298,406	81,327
Provision for share-based compensation	27,920	26,577	27,920	26,577
Allowance for doubtful accounts	-	-	55,505	-
Gain due to bargain purchase	(453,569)	-	(453,569)	-
Allowance for losses and derecognition of property and equipment and intangible assets	-	(3,020)	-	(7,878)
Income from written-off permanent assets	27,962	6,770	73,517	23,288
Other	70,722	36,430	(59,171)	54,335

Decrease (increase) in operating assets
Accounts receivable	152,206	18,355	874,367	(166,916)
Taxes recoverable	(122,698)	113,427	(189,816)	116,392
Inventories	(139,888)	(436,518)	(701,845)	(903,709)
Marketable securities	-	-	60,748	-
Judicial deposits	(61,100)	(37,936)	(105,105)	(99,419)
Other assets	(604,770)	6,615	90,755	(67,142)

Increase (decrease) in operating liabilities
Vendors	(105,346)	493,158	245,297	1,052,761
Payroll, social charges and taxes payable	40,640	133,375	(146,763)	283,486
Related parties	169,280	(7,909)	(941,274)	(26,132)
Other liabilities	(120,387)	(61,548)	(77,675)	(65,578)

Net cash flow from operating activities	292,533	1,521,695	428,336	1,842,844

Companhia Brasileira de Distribuição

Statements of Cash Flows - Continued

Years ended December 31, 2010 and 2009

(In thousands of Reais)

	Parent Company		Consolidated
	2010	2009	2010	2009
Cash flow from investment activities

Marketable securities	-	-	58,798	-
Non-controlling interest acquisition	(28,544)	-	(28,544)	-
Acquisition of companies, net of cash	-	-	-	(883,797)
Acquisition of property and equipment and intangible assets	(854,603)	(530,017)	(1,417,879)	(746,694)
Capital contribution to subsidiary	(290,429)	(939,496)	-	(9,318)
Sale of fixed assets	34,965	3,167	39,243	4,330

Net cash (used in) investment activities	(1,138,611)	(1,466,346)	(1,348,382)	(1,635,479)

Cash flow from financing activities
Loans and borrowings:
Additions	966,960	708,940	3,833,326	736,805
Amortization	(84,382)	(269,252)	(1,204,381)	(393,129)
Payment of interest	(90,112)	(198,472)	(182,813)	(209,301)
Capital increase	35,120	487,144	35,120	487,144
Cash from capital increase in subsidiaries	-	-	64,957	-
Payment of dividends	(151,412)	(107,860)	(151,412)	(109,157)

Net cash from investment activities	676,174	620,500	2,394,797	512,362

Increase (decrease) in balance of cash and cash equivalents	(169,904)	675,849	1,474,751	719,727

Cash and cash equivalents at the beginning of the year	1,927,480	1,251,631	2,343,243	1,623,516
Cash and cash equivalents at the end of the year	1,757,576	1,927,480	3,817,994	2,343,243
	(169,904)	675,849	1,474,751	719,727

Additional information – items not affecting the cash:
Fair value of acquired net assets	453,569	-	1,952,226	-
Increase in Non-controlling interest	-	-	1,498,657	-
Leasing	55,783	-	59,119	-

Explanatory notes are an integral part of the financial statements.

Companhia Brasileira de Distribuição

Statements of Added Value

Years ended December 31, 2010 and 2009

(In thousands of Reais)

	Parent Company				Consolidated
	2010		2009		2010		2009
Revenues
Sales of goods, products and services	17,213,787		15,963,689		36,144,368		26,219,103
Losses with doubtful accounts	(7,148)		(13,258)		(54,651)		(54,837)
Other revenues/expenses	63,874		78,575		211,037		59,234
	17,270,513		16,029,006		36,300,754		26,223,500
Inputs acquired from third parties
Cost of goods sold	(12,394,290)		(11,551,577)		(26,175,020)		(19,132,761)
Material, energy, outsourced services and other	(1,350,262)		(1,209,658)		(2,910,838)		(1,954,922)
	(13,744,552)		(12,761,235)		(29,085,858)		(21,087,683)

Gross added value	3,525,961		3,267,771		7,214,896		5,135,817

Retentions
Depreciation and amortization	(273,635)		(330,473)		(440,139)		(455,459)

Net added value produced by the Company	3,252,326		2,937,298		6,774,757		4,680,358

Received from transfer
Equity pickup	148,509		49,112		34,499		(7,985)
Financial revenues	257,880		242,295		340,233		285,156
	406,389		291,407		374,732		277,171

Total added value to distribute	3,658,715	100.0%	3,228,705	100.0%	7,149,489	100.0%	4,957,529	100.0%

Distribution of added value
Employees	1,367,584	37.4%	1,203,622	37.3%	2,603,281	36.4%	1,843,711	37.2%
Direct compensation	930,834	25.4%	833,538	25.8%	1,882,359	26.3%	1,323,218	26.7%
Holdings	26,792	0.7%	26,598	0.8%	35,110	0.5%	32,505	0.7%
Benefits	336,955	9.2%	286,623	8.9%	532,253	7.4%	397,261	8.0%
Charges	73,003	2.0%	56,863	1.8%	153,559	2.1%	90,727	1.8%
Taxes, fees and contribution	687,238	18.8%	711,324	22.0%	1,984,779	27.8%	1,373,652	27.7%
Federal	371,520	10.2%	371,046	11.5%	1,345,219	18.8%	656,868	13.2%
State	236,306	6.5%	274,897	8.5%	489,724	6.8%	585,789	11.8%
Municipal	79,412	2.2%	65,381	2.0%	149,836	2.1%	130,995	2.6%
Lenders	881,471	24.1%	669,089	20.7%	1,869,694	26.2%	1,088,767	22.0%
Interest	568,295	15.5%	377,790	11.7%	1,163,233	16.3%	536,307	10.8%
Rental	313,176	8.6%	291,299	9.0%	706,461	9.9%	552,460	11.1%
Dividends	171,575	4.7%	140,500	4.4%	171,575	2.4%	153,669	3.1%
Company’s shareholders	722,422	19.7%	644,670	20.0%	722,422	10.1%	644,670	13.0%
Non-controlling interest	-		-		(30,687)		6,729

Total added value distributed	3,658,715		3,228,705		7,149,489		4,957,529

Explanatory notes are an integral part of the financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

1.    Corporate information

Companhia Brasileira de Distribuição and Subsidiaries ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Sendas”, “Assai”, “Ponto Frio,” “Casas Bahia," “Casas Bahia.com,” “Extra.com” and “Ponto Frio.Com”. The registered office is located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 145,614 employees, 1,647 stores in 20 Brazilian states and the Federal District and a logistics infrastructure comprised of 28 warehouses located in seven states as of December 31, 2010.

The Company’s shares trade on the Level 1 Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

The Diniz Group and the Casino Group share the Company’s control through their ownership of the holding company named Wilkes Participações S.A., pursuant to an agreement entered into in May 2005.

The financial statements for the year ended December 31, 2010, were authorized by the Company’s Board of Directors at February 23, 2011.

2.    Basis of preparation

The financial statements have been prepared on a historical cost basis, except for the derivative financial instruments, which have been measured at fair value.

The consolidated financial statements are presented in Brazilian Reais.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (‘the functional currency’). The consolidated financial statements are presented in Brazilian Real, which is the functional and reporting currency. All the subsidiaries have the Brazilian Real as their functional currency.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

2.    Basis for preparation (Continued)

The consolidated financial statements were prepared and are reported according to the accounting practices adopted in Brazil, which include standards issued by the Brazilian Securities and Exchange Commission (CVM) and pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), in compliance with the international financial reporting standards (IFRS) issued by  IASB.

In the individual financial statements, the investments in subsidiaries are evaluated by the equity method, while for the purposes of international accounting standards issued by IASB, these would be evaluated by cost or fair value.

However, there are no differences between shareholders’ equity and consolidated result reported by the Company, shareholders’ equity and results of controlling entity in its individual financial statements. Therefore, the Company’s consolidated financial statements and the individual financial statements of the parent company have been reported side by side in a single set of financial statements.

3.    Basis for consolidation

a)    Subsidiaries

The consolidated financial statements include the financial statements of all subsidiaries over which the parent company exercises control either directly or indirectly.

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies and generally holds shares of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control. They are  excluded from consolidation from the date that control ceases.

The financial statements of the subsidiaries are prepared on the same closing date as those of the parent company, using consistent accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

3.    Basis for consolidation - Continued

a)    Subsidiaries (continued)

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in shareholders’ equity.

Losses are attributed to the Non-controlling shareholders’ interest, even if it results in a deficit balance.

The primary direct or indirect subsidiaries, included in the consolidation and the percentage of the company’s interest comprise:

Novasoc

Although the Company’s interest in Novasoc Comercial Ltda. ("Novasoc") represents 10% of its shares, Novasoc is included in the consolidated financial statements as the Company controls 99.98% of the entity’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the shares of interest held in the company.

PAFIDC and Globex FIDC

The Company consolidates the financial statements of Pão de Açúcar Fundo de Investimentos em Direitos Creditórios (“PAFIDC”) and Globex Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”), special purpose entities organized with the exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fact that most of the risks and benefits related to the fund are linked to subordinated shares owned by the Company and its subsidiaries.

Globex

The Company consolidates the financial statements of Globex, a subsidiary that concentrates the Group’s home appliance products, operating under the banners “Ponto Frio” and “Extra-Eletro”, and “Casas Bahia” as of November 2010.

Sendas

The Company also holds interest in Sendas Distribuidora, its wholly-owned subsidiary, which operates in retail trade and cash-and-carry segments, mainly in the State of Rio de Janeiro. For further information on the acquisition of non-controlling interest, see Note 16 (ii).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

3.    Basis for consolidation - Continued

a)    Subsidiaries (continued)

					Interest in investees - % - at December 31, 2010
	CBD	Novasoc	Sé	CBD Holland	Sendas Distribuidora	Bellamar	ECQD	Lake Niassa	Globex	Nova Casa Bahia	PontoFrio. com	Ponto Cred	Ponto Frio Adm
Holdings
Subsidiaries:
Novasoc	10.00	-	-	-	-	-	-	-	-	-	-	-	-
Sé	93.10	6.90	-	-	-	-	-	-	-	-	-	-	-
Sendas Distribuidora	14.86	-	85.14	-	-	-	-	-	-	-	-	-	-
PAFIDC	9.58	0.75	0.37	-	-	-	-	-	-	-	-	-	-
P.A Publicidade	99.99	-	-	-	-	-	-	-	-	-	-	-	-
Barcelona		-	100.00	-	-	-	-	-	-	-	-	-	-
CBD Holland	100.00	-	-	-	-	-	-	-	-	-	-	-	-
CBD Panamá		-	-	100.00	-	-	-	-	-	-	-	-	-
Xantocarpa		-	-	-	100.00	-	-	-	-	-	-	-	-
Vedra	99.99	-	-	-	-	-	-	-	-	-	-	-	-
Bellamar	0.01	-	99.99	-	-	-	-	-	-	-	-	-	-
Vancouver	100.00	-	-	-	-	-	-	-	-	-	-	-	-
Dallas	99.99	-	-	-	-	-	-	-	-	-	-	-	-
Bruxellas	99.99	-	-	-	-	-	-	-	-	-	-	-	-
Monte Tardelli	99.00	-	-	-	-	-	-	-	-	-	-	-	-
GPA 1	99.99	-	-	-	-	-	-	-	-	-	-	-	-
GPA 2	99.99	-	-	-	-	-	-	-	-	-	-	-	-
GPA 4	99.00	-	-	-	-	-	-	-	-	-	-	-	-
GPA 5	99.00	-	-	-	-	-	-	-	-	-	-	-	-
GPA 6	99.99	-	-	-	-	-	-	-	-	-	-	-	-
ECQD	100.00	-	-	-	-	-	-	-	-	-	-	-	-
API SPE Imobiliarios	100.00	-	-	-	-	-	-	-	-	-	-	-	-
Lake Niassa		-	-	-	-	-	-	-	99.99	-	-	0.01	-
Globex Utilidades	52.41	-	-	-	-	-	-	-	-	-	-	-	-
Globex Adm.e Serviços Ltda		-	-	-	-	-	-	-	99.99	-	-	-	0.01
Nova Casa Bahia S.A.		-	-	-	-	-	-	-	100.00	-	-	-	-
CB Contact Center Ltda.	-	-	-	-	-	-	-	-	-	100.00	-	-	-
Ponto Frio Adm.e Import. de Bens Ltda		-	-	-	-	-	-	-	99.99	-	-	-	-
Rio Expresso Comércio
Atacadista Eletro Ltda		-	-	-	-	-	-	-	100.00	-	-	-	-
Globex Adm.de consórcio Ltda		-	-	-	-	-	-	-	99.99	-	-	0.01	-
Pontocred Negócios de Varejo Ltda		-	-	-	-	-	-	-	99.5	-	-	-	0.5
Nova Extra Eletro	0.01	-	-	-	-	-	-	-	99.99	-	-	-
PontoFrio.Com Comércio
Eletrônico S.A.	39.05	-	-	-	-	-	4.85	-	50.10	-	-	-	-
E - HUB Consult.Particip.e Com. S.A.		-	-	-	-	-	-	-	-	-	100.00	-	-
Associated companies:
Financeira Itaú CBD - FIC		-	-	-	-	35.76	-	14.24	-	-	-	-	-
Industria de Móveis
Bartira Ltda		-	-	-	-	-	-	-	-	25.00	-	-	-
Banco Investcred Unibanco		-	-	-	-	-	-	50.00	-	-	-	-	-

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

3.    Basis for consolidation - Continued

a)    Subsidiaries (continued)

	Interest in investees - % - at December 31, 2009
	CBD	Novasoc	Sé	CBD Holland	Sendas Distribuidora	Bellamar	Lake Niassa	Globex
Holdings

Subsidiaries:
Novasoc	10.00	-	-	-	-	-	-	-
Sé	93.10	6.90	-	-	-	-	-	-
Sendas Distribuidora	14.86	-	42.57	-	-	-	-	-
PAFIDC	8.87	0.69	0.35	-	-	-	-	-
P.A Publicidade	99.99	-	-	-	-	-	-	-
Barcelona		-	100.00	-	-	-	-	-
CBD Holland	100.00	-	-	-	-	-	-	-
CBD Panamá		-	-	100.00	-	-	-	-
Xantocarpa		-	-	-	99.99	-	-	-
Vedra	100.00	-	-	-	-	-	-	-
Bellamar		-	100.00	-	-	-	-	-
Vancouver	100.00	-	-	-	-	-	-	-
Dallas	100.00	-	-	-	-	-	-	-
Bruxellas	100.00	-	-	-	-	-	-	-
Lake Niassa		-	-	-	-	-	-	99.99
Globex Utilidades	95.46	-	-	-	-	-	-	-
Globex Adm.e Serviços Ltda		-	-	-	-	-	-	100.00
Ponto Frio Adm.e Import. de Bens Ltda		-	-	-	-	-	-	100.00
Globex Factoring
Comercial Ltda		-	-	-	-	-	-	100.00
Globex Adm.de consórcio Ltda		-	-	-	-	-	-	100.00
Pontocred Negócios de Varejo Ltda.		-	-	-	-	-	-	100.00
Ponto Frio.com Comércio Eletrônico S.A.		-	-	-	-	-	-	100.00
Associated companies:
Financeira Itaú CBD - FIC		-	-	-	-	35.64	14.36	-
Banco Investcred Unibanco		-	-	-	-	-	-	50.00
E - HUB Consult.Particip.e Com. S.A.		-	-	-	-	-	-	45.00

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

3.    Basis for consolidation - Continued

b)    Associates

The Company’s investments in its associates (FIC – Financeira Itaú CBD and BINV – Banco Investcred, both are the entities that finance sales directly to GPA customers, and are result of an association between Banco Itaú Unibanco with GPA and Globex) are accounted for using the equity method. An associate is an entity in which the Company has significant influence, but not the control.

Prevailing decisions related to the operational management of FIC and BINV lies with Itaú Unibanco, therefore, the Company does not have control to allow the consolidation of FIC in its consolidated financial statements.

Under the equity method, the investment in the associate is carried in the statement also reflecting changes in the Company’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the shareholders’ equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The share of profit of associates is shown on the face of the income statement as equity pickup results, corresponding to the profit attributable to equity holders of the associate and therefore is profit after tax and Non-controlling interests in the subsidiaries of the associates. The financial statements of the associates are prepared for the same closing date as the parent company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an additional loss due to non-recoverability on the Company’s investment in its associates. The Company determines at each balance date whether there is any evidence that the investment in the associate will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment recoverable value of the associate and its carrying value and recognizes the loss in the income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

3.    Basis for consolidation - Continued

b)    Associates (continued)

Upon loss of significant influence over the associate, the Company measures and recognizes any retaining investment at its cost. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from write-off are recognized in the income for the year.

(i)    Participation in joint venture

The Company maintains a joint venture in a jointly-owned subsidiary named Indústria de Móveis Bartira Ltda. (“Bartira”), in which the participants (GPA through Nova Casa Bahia S.A. (“NCB”), with 25% and Klein family with 75%) have a shareholders’ agreement setting forth the joint control over the entity’s economic activities. The agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes its interest in the joint venture using the proportional consolidation method. In addition, it combines the proportional amount of each asset, liabilities, income and expenses of joint venture with similar items– line by line – in its consolidated financial statements. The joint venture financial statements are prepared for the same period adopted by the Company. Adjustments are made when necessary in order to be in line with the accounting policies.

4.    Adoption of CPCs 15 to 43 (”Adoption of CPCs”)

In all previous periods, including the year ended December 31, 2009, the Company prepared its financial statements according to the accounting practices adopted in Brazil (BRGAAP). These present financial statements for the year ended December 31, 2010 are the first ones prepared pursuant to all pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). Therefore, the Company prepared its financial statements in compliance with the standards provided for in CPCs for the periods starting on or as of January 1, 2009, as described in its accounting policies.

Referring to current financial statements, the opening balance was January 1, 2009, date of transition into CPCs. This note explains the main adjustments made by the Company in order to restate the opening balance sheet under the BRGAAP on January 1, 2009 and also the balance sheet prepared according to the BRGAAP for the year ended December 31, 2009.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

4.    Adoption of CPCs 15 to 43 (”Adoption of CPCs”) - Continued

Exemptions adopted

CPC 37 – The first-time adoption of the international accounting standards allows a few exemptions in the retrospective application of CPCs requirements for the year ended in December 2010. The Company applied the following exemptions:

► CPC 15 – Business combinations were not applied to acquisitions made before January 1, 2007.

►The Company applied the transitory provisions of ICPC 03 – The Determination of the Existence of Leasing in an operation assessing all the agreements on the transition date.

Shareholders’ equity reconciliation on January 1, 2009, December 31, 2009

		Parent Company
		12.31.2009	01.01.2009
Shareholders' equity before amendments established by the adoption of CPCs 15 to 43		6,559,460	5,407,716

Recording of hedge	(i)	15,837	(7,541)
Recording of Itaú revenues	(ii)	-	(55,406)
Adjustments of CPC adoption by Miravalles	(iii)	(39,929)	(21,185)
Accounts payable related to investments in AIG’s interest	(iv)	(134,797)	(134,797)
Business combination – Assai	(v)	29,921	30,629
Business combination – Rossi	(vi)	20,775	12,104
Business combination – Sendas	(vii)	82,953	75,749
Deferred income tax over adjustments		4,531	26,722
Other		(1,670)	(2,464)

Net effects from fully application of adoption of CPCs 15 to 43		(22,379)	(76,189)

Shareholders' equity consolidated with the fully adoption of CPCs 15 to 43		6,537,081	5,331,527

		Consolidated
		12.31.2009	01.01.2009
Shareholders' equity before amendments established by the adoption of CPCs 15 to 43		6,559,460	5,407,716

Recording of hedge	(i)	15,837	(7,541)
Recording of Itaú revenues	(ii)	-	(55,406)
Adjustments of CPC adoption by Miravalles	(iii)	(39,929)	(21,185)
Accounts payable related to investments in AIG’s interest	(iv)	(134,797)	(134,797)
Business combination – Assai	(v)	29,921	30,629
Business combination – Rossi	(vii	20,775	12,104
Business combination – Sendas	(vii)	82,953	75,749
Deferred income tax over adjustments		4,531	26,722
Other		(1,670)	(2,464)

Net effects from fully application of adoption of CPCs 15 to 43		(22,379)	(76,189)

Shareholders' equity consolidated with the fully adoption of CPCs 15 to 43		6,537,081	5,331,527

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

4.      Adoption of CPCs 15 to 43 (”Adoption of CPCs”) - Continued

Shareholders’ equity reconciliation on December 31, 2009

		Parent Company
		12.31.2009
Net income before adoption of CPCs 15 to 43		591,580

Hedge accounting	(i)	23,378
Recognition of Itaú revenues	(ii)	55,406
Adjustments of CPC adoption by Miravalles	(iii)	(18,744)
Business combination – Assai	(iv)	(708)
Business combination – Rossi	(v)	8,671
Business combination – Sendas	(vi)	9,447
Deferred income tax over adjustments	(vii)	(24,434)
Other		74

Net effects from fully application of adoption of CPCs 15 to 43		53,090

Consolidated net income before adoption of CPCs 15 to 43		644,670

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

4.      Adoption of CPCs 15 to 43 (”Adoption of CPCs”) - Continued

(i)      Hedge accounting

On the transition date, the Company had interest rate swaps related to variable rate debt instruments. Pursuant to CPC 38, these swaps are qualified to be accounted for as fair value hedges, and their changes are recognized in retained earnings. The hedge relationship was recorded in the opening balance sheet, taking into account the type of financial instrument which is qualified as hedge accounting under the CPCs. Within this context, the amounts of R$(7,541) and R$15,837 were recognized in shareholders’ equity of December 31 and January 1, 2009, respectively and R$23,378 recognized in the statement of income for the year ended December 31, 2009.

(ii)      Recognition of revenue adjustment related to the operation with Banco Itaú in 2004

In December 2005, GPA entered into an agreement with Banco Itaú, which resulted in a revenue amounting to R$380 million in exchange of the installation of service kiosks at CBD stores and customer portfolio volume for a five-year period. According to the previously adopted accounting practices, the amount had been fully recognized as revenue, however, pursuant to CPC 30, the amount of R$41,554 should be deferred in view of the determining factor of targets set out for each five-year period. The accounted effect on the opening balance, therefore, January 1, 2009, was fully recorded in the income for the year ended December 31, 2009.

(iii)     Adjustments of CPC adoption by Miravalles

Differences between the accounting practices adopted before the changes introduced by Law 11,638/07 (“formerly BR GAAP”) and CPCs, which are adjusted in shareholders’ equity and in the income statement of FIC, are stated in the Company’s equity pick-up. The effects on shareholders’ equity was R$(21,185) at January 1, 2009, R$(39,929) at December 31,2009, and R$(18,744) in the statement of income for the fiscal year ended December 31, 2009.

(iv)    Accounts payable related to investment in AIG

The effects on shareholders’ equity was R$(134,797) at January 1, 2009 and at December 31, 2009, related to the reversal of goodwill generated by the acquisition of Non-controlling interest under former BR GAAP and there is no effect on the 2009 income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

4.    Adoption of CPCs 15 to 43 (”Adoption of CPCs”) - Continued

(v)     Assai business combination

According to CPC 43, the Company opted for the business combination exemption for all transactions made before January 1, 2007. Therefore, Assai acquisition at November 1, 2007, was recorded as a business combination under CPC 15. The effects on shareholders’ equity at January 1, 2009 is R$30,629 and R$29,921 at December 31, 2009. In the statement of income for the year ended December 31,2009, the adjustment effect is R$(708).

(vi)    Rossi business combination

As authorized by CPC 43, the Company opted for the business combination exemption for all transactions made before January 1, 2007. Therefore, Rossi acquisition at July 27, 2007, was recorded as a business combination under CPC 15. The effects on shareholders’ equity at January 1, 2009 is R$12,104 and R$20,775 at December 31, 2009. In the statement for income for the year ended December 31, 2009, the adjustment effect is R$8,671.

(vii)    Reversal of Sendas Non-controlling shareholders

Sendas Distribuidora was consolidated according to CPC 36, with the reversal of Sendas Distribuidora Non-controlling shareholders. The effects on shareholders' equity was R$75,749 at January 1, 2009, R$82,953 at December 31, 2009 and R$9,447 in the statement of income for the year ended December 31, 2009.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

4.    Adoption of CPCs 15 to 43 (”Adoption of CPCs”) - Continued

 (viii)  Deferred income and social contribution taxes

Changes in deferred income and social contribution taxes represent the deferred tax effects on the adjustments necessary to adopt the CPCs and amounted to R$26,722at January 1, 2009 and R$4,531 at December 31, 2009, and R$(24,434) in the statement of income for the year ended December 31, 2009.

5.    Significant accounting policies

a)    Financial instruments

Financial instruments are recognized as of the date on which the Company enters into the contract. When recognized, these are recorded at their fair value plus the transaction costs that are directly attributable to their acquisition or issuance. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of financial asset and liability.

(i)    Financial assets

Initial recognition and measurement

Financial assets within the scope of CPC 38 are classified as financial assets measured at their fair value through income, loan receivables, held to maturity investments or as derivatives designated as hedge instruments in an effective hedge, as appropriate.

The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value, and in the case of investments not at fair value through income, plus directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under regular conditions) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

a)    Financial instruments (continued)

(i)    Financial assets (continued)

Initial recognition and measurement (continued)

The Company’s financial assets include cash and cash equivalents, trade and other receivables, related party receivables and restricted deposit from legal proceedings.  The Company does not have any available-for-sale investments as of December 31, 2010 and 2009.

Subsequent measurement

Assets are classified among categories mentioned below, according to the purpose for which they were acquired or issued:

•      Financial assets measured at fair value through income: these financial assets are measured at their fair value at each balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in the statement of income when incurred as financial revenues or expenses. These financial assets are classified as available-for-sale if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedge instruments, as defined by CPC 38. Derivatives, including separated embedded derivatives, are also classified in this group, unless they are designated as effective hedge instruments. Financial assets measured by fair value through income are recorded at fair value with changes recognized in financial income or financial expense.  The Company has not designated any financial assets upon initial recognition as at fair value through income other than derivatives and cash and cash equivalents.

•      Loans granted and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, these are measured using amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in the statement of income when incurred as financial revenues or expenses.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

a)    Financial instruments (continued)

(i)    Financial assets (continued)

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•      The rights to receive cash flows from the asset have expired;

•      The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

On the balance sheets dates, the Company verifies if there is any sign of impairment of an asset or group of financial assets. The impairment of an asset or group of financial assets is only considered if there are objective pieces of evidence resulting from one or more events occurred after the asset initial recognition (“loss event”), and if said event affects the estimated future cash flows of asset or group of financial assets, which can be safely estimated. The evidence of impairment may include signs that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal, probability of filing for bankruptcy or another type of financial reorganization and when these data point a measurable drop in future cash flows, such as, default interest variations or economic conditions related to defaults.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

a)    Financial instruments (continued)

(i)    Financial assets (continued)

Held-to-maturity financial assets

Referring to the held-to-maturity financial assets, the Company firstly verifies if there is objective evidence of impairment individually for the financial assets which are individually relevant or collectively for the assets, which individually, are not relevant. If the Company determines the non-existence of objective evidence of impairment of a financial asset evaluated on an individual basis, whether or not this loss is material, the Company classifies it into a group of financial assets with similar credit risk characteristics, which are evaluated collectively. The assets evaluated on an individual basis as to impairment or to which the impairment is (or still is) recognized are not included in the loss collective evaluation.

In the event of objective evidence of impairment, the corresponding loss amount is calculated as the difference between the carrying amount of assets and the present value of estimated cash flows (excluding estimated credit losses and not incurred yet). The present value of estimated cash flows is discounted at the financial assets original interest rate. If a financial asset bears variable interest rates, the discount to measure eventual impairment will be the interest rate affective at the present date.

The asset’s carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the income statement. The financial revenue is still accumulated over the carrying amount less the interest rate used to discount the future cash flows in order to measure the impairment. In addition, the interest income is recorded as part of the financial result in the income statement. Loans and receivables, together with respective provisions, are written off when there is no real prospect of future recovery and all guarantees have been realized or transferred to the Company.

If in the subsequent year, the amount of estimated loss of recoverable value suffers any variation due to an event occurred after its recognition, an adjustment is made in the allowance account. If a future write-off is later recovered, it is credited to financial expenses in the income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

a)    Financial instruments (continued)

(i)    Financial assets (continued)

Trade accounts receivable

Trade accounts receivable are non-derivative financial assets with fixed payments or that may be calculated, without quote on the active market. After initial measurement, these financial assets are subsequently measured at the amortized cost according to the effective interest rate method (“TEJ”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs composing the TEJ. The TEJ amortization is included in the net financial result under the income statement. Impairment expenses are recognized in the income statement under financial expenses.

The Company securitizes its accounts receivable with special purpose entities, the PAFIDC and Globex FIDC. (See Note 10).

Accounts receivable deriving from business agreements are related to bonus and rebates granted by vendors, contractually established and calculated over purchase volumes, marketing actions, freight cost reimbursements, etc.

Financial instruments held to maturiry

Non-derivative financial assets with fixed payments or determinable and fixed maturities are classified as held to maturity when the Company has the intention and the capacity to hold them to maturity. After initial measurement, the held-to-maturity investments are measured and amortized at cost using the effective interest rate method, less impairment. The amortized cost is calculated including any discount or premium on the acquisition and rates or costs composing the effective interest rate. The effective interest rate amortization is included in the financial result under the income statement. The impairment losses are recognized in the income statement under financial costs.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

a)    Financial instruments (continued)

(ii)   Financial liabilities

The financial liabilities under the scope of CPC 38 are classified as financial liabilities measured by fair value through the income statement, loans or borrowing or derivatives designated as hedge instruments in an effective hedge, where applicable. The Company defines the classifications of its financial liabilities upon initial recognition.

All financial liabilities are recognized initially at fair value, and in the case of loans and borrowing, plus directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdraft accounts, loans and borrowings, debentures and derivative financial instruments.

Subsequent measurement

The measurement depends on the classification of liabilities as follows:

•    Financial liabilities measured at fair value through income: these include financial liabilities that are usually traded before maturity, liabilities designated in their initial recognition at fair value through income and derivatives, except for those designated as hedge instruments. These are measured by their fair value at each balance sheet date. Interest expense, monetary restatement, exchange variation and variations deriving from fair value valuation, where applicable, are recognized in the statement of income when incurred.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

a)    Financial instruments (continued)

(i)    Financial liabilities (continued)

Subsequent measurement (continued)

•    Loans and borrowings: After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition of financial assets

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income.

Put options granted to Non-controlling shareholders

•    The classification of equity instruments issued by the Company in equity or debt depends on each instrument’s specific characteristics. An instrument is deemed to be an equity instrument when the following two conditions are met: (i) the instrument does not contain a contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; and (ii) in the case of a contract that will or may be settled in the Company’s own equity instruments, it is either a non-derivative that does not include a contractual obligation to deliver a variable number of the Company’s own equity instruments, or a derivative that should be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

a)    Financial instruments (continued)

(i)    Financial liabilities (continued)

Put options granted to Non-controlling shareholders (continued)

Accordingly, instruments that are redeemable at the Company’s discretion and for which the remuneration depends on the payment of a dividend are classified in shareholders’ equity.

When the Company has a present ownership interest in the shares subject to an option agreement, no Non-controlling interest is recorded and the shares subject to the instrument are accounted for as  own shares. The Company’s policy is to treat any liability associated with the instrument as a liability under CPC 15 with changes recognized as contingent consideration against goodwill. Changes to the liability related to the passage of time such as the unwinding of a discount rate or monetary restatement are recognized as finance expense.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and stated net in the financial statements only if there is a legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 18.

Reclassification of debt and equity instruments

In order to reclassify debt and equity instrument, the Company shall record them as follows:

•      an equity instrument (shareholders’ equity) shall be reclassified as debt instrument (financial liability) as of the date the instrument no longer shows all its characteristics and conditions necessary to support its recognition. The financial liability shall be measured by fair value of instrument on the reclassification date. The Company shall recognize in shareholders’ equity any difference between the carrying amount of equity instrument and the fair value of financial liability on the reclassification date;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

a)    Financial instruments (continued)

(i)    Financial liabilities (continued)

Reclassification of debt and equity instruments (continued)

•      a debt instrument shall be reclassified as equity instrument (shareholders’ equity) as of the date it shows all the characteristics and meets all the conditions related to its recognition, as set forth by CPC 39. The equity instrument shall be measured by carrying amount of debt instrument on the reclassification date.

Hedge accounting

The Company uses derivative financial instruments such as, interest rate swaps and exchange variation. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to the income.

For the purpose of hedge accounting, hedges are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

a)    Financial instruments (continued)

(i)    Financial liabilities (continued)

Hedge accounting (continued)

Hedges which meet the criteria for hedge accounting are accounted for as fair value hedges, observing the following procedures:

•      The change in the fair value of an interest rate hedging derivative is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying value of the hedged item and is also recognized in the income statement.

•      For fair value hedges relating to items carried at amortized cost, the adjustment to carrying value is amortized in the income statement over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

•      If the hedge item is derecognized, the unamortized fair value is recognized immediately in the income statement.

b)    Cash and cash equivalents

In accordance with CPC 3, cash and cash equivalents consist of cash, investments that are short-term, highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of changes in value with an original maturity of three months or less. Bank overdrafts are included within current liabilities in the financial statements.

c)    Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary so that make inventories available for sale in the Company’s stores.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

c)    Inventories (Continued)

Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to it is adequacy.

d)    Present value adjustment of assets and liabilities

Noncurrent monetary assets and liabilities and current assets and liabilities, when relevant, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and financial result as corresponding entry.

e)    Impairment of non-financial assets

The Company assesses at each balance date whether there is an indication that an asset may be impaired. When impairment indicators exist, or when there is the annual impairment testing for an asset, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher between an asset’s or the value in use of its cash-generating unit’s (CGU) fair value; the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

e)    Impairment of non-financial assets (continued)

For assets excluding goodwill, an assessment is made at each balance date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income for the year.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually (as of December 31) or when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than its carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.  Recoverable amount is the higher of a CGU’s fair value less costs to sell and its value in use.

Intangible assets

The intangible assets with indefinite useful lives are not amortized, but tested annually in relation to impairment losses, individually or at the level of the CGU. The evaluation of indefinite useful life is reviewed annually in order to determine if this evaluation is still justifiable. Otherwise, the change in the indefinite useful life to definite useful life occurs prospectively.

Gains and losses resulting from the write-off of an intangible asset are measured as the difference between the net amount obtained from the sale and the asset's carrying amount and recognized in the income statement upon the asset write-off.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies - Continued

f)     Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such amount includes the cost of replacing a component of the equipment and borrowing costs for long term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, the Company recognizes such components as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Asset category	Annual depreciation rate % – before January 1, 2010	Annual depreciation rate % – after January 1, 2010

Buildings	3.3	2.5
Improvements	6.7	4.2
Data processing equipment	10.0 to 33.0	10.0 to 50.0
Installations	20.0 to 25.0	4.2 to 10.0
Furniture and fixtures	10.0	8.3 to 33.3
Machinery and equipment	10.0	2.8 to 50.0
Vehicles	20.0	20

Items of property and equipment and any significant part are derecognized when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is written-off.

As part of the process of periodically reviewing property and equipment's useful lives, the Company engaged a specialized company to draft an useful life valuation report. The Company applied the new useful lives prospectively as of January 1, 2010, since new lives represent a change of estimate. The application of new useful life as of January 1, 2010 influenced depreciation expenses which decreased by R$ 90,916 in the year ended December 31, 2010.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

g)    Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.  Internally generated intangible assets, excluding capitalized software development costs, are not capitalized and the expenditure is reflected in the income statement when incurred.

Intangible assets consist mainly of purchased software, software developed for internal use and commercial rights (stores’ right to use), list of customers, call option of Bartira’s controlling shareholders, profitable lease agreements, profitable supply agreements of furniture and banners.

Intangible assets with finite lives are amortized by the straight-line method. Assets with definite useful lives represented by profitable lease agreement and profitable supply agreement of furniture are amortized according to the economic benefits raised by agreements and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method is reviewed at least at each year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the corresponding category consistent with the function of the intangible asset.

Software development costs recognized as assets are amortized over their estimated useful lives. Software is amortized over five years.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount may not be recovered, either individually or at the cash generating unit level.  The assessment is reviewed annually to determine whether the indefinite life continues to be supportable.  If not, the change in useful life from the indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is recognized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

h)    Classification of assets and liabilities as current and non-current

Assets (excluding deferred income and social contribution tax assets) that are expected to be realized in or are intended for sale or consumption within twelve months after the balance sheet date, are classified as current assets. Liabilities (excluding deferred income and social contribution tax liabilities) that are expected to be settled within twelve months after the balance sheet date are classified as current. All others assets and liabilities (including deferred taxes) are classified as “noncurrent”.

All deferred tax assets and liabilities are classified as noncurrent assets or liabilities.

i)     Leasing

The determination of whether an arrangement is, or contains, leasing is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use an asset.

Company as a lessee

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the agreement at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the agreement term, the asset is depreciated over the shortest of the estimated useful life of the asset and the lease term.

Lease agreements are classified as operating leasing when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses on a straight-line basis during the lease term.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

i)     Leasing (continued)

Company as a lessor

Lease agreements where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same bases as rental income.

Contingent rents are recognized as revenue in the period in which they are earned.

j)     Provisions

Provisions are recognized when the Company  has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement, net of any reimbursement.

k)    Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements at the year-end, based on the minimum mandatory dividends established by the statutory law. Any amount above of that amount is only recorded at the date in which such incremental dividends are approved by the Company’s shareholders.

l)     Pension plan

The pension plan is funded through payments to insurance companies, which are classified as defined contribution plans according to CPC 33. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

m)   Shareholders’ equity

Common and preference shares are classified as shareholders’ equity.

When any related party purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from capital of Company’s shareholders until the shares are cancelled or reissued. When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in capital to the Company’s shareholders. No gain or loss is recognized on the purchase, sale, issuance or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

n)    Share-based payment

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the Company as consideration cannot be specifically identified, the unidentified goods or services received (or to be received) are measured as the difference between the fair value of the share-based payment transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate.

Equity-settled transactions

When any related party buys the Company’s shares (treasury shares, consideration paid, including any directly attributable cost is deducted from shareholders’ equity until shares are cancelled or issued again. When these shares are subsequently issued again, any consideration paid, net of attributable transaction costs are included in shareholders’ equity. There is no gain or loss recognized in the acquisition or sale in the issue or cancellation of equity instruments. Any difference between the carrying amount and the consideration paid is recorded as capital reserve.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

n)    Share-based payment (continued)

Equity-settled transactions (continued)

The cost of equity-settled transactions is recognized, together with a corresponding increase in shareholders’ equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity instruments at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments to be vested.

The expense or income for a period represents the change in cumulative expense recognized as at the beginning and end of that period. No expense is recognized for services that do not complete its vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an equity instrument is modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity instrument is cancelled, it is treated as if it totally vested on the date of cancellation, and any expense not yet recognized for the premium is recognized immediately. This includes any premium where non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and new plan are treated as if they were a modification of the original premium, as described in the previous paragraph. All cancellations of equity-settled transaction are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (See Note 31).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

o)    Customer loyalty programs

These are used by entities in order provide incentives to its customers on the sale of products or services. If customer buys products or services, the Company grants credits thereto. Customer may redeem the credits free of charge or discounting from the amount of products or services.

The Company estimates the fair value of points granted according to the “Programa Mais” loyalty plan, applying statistical techniques, considering the maturity of plans defined in the regulation.

p)    Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Diluted earnings per share are calculated by the treasury stock method, as follows:

-     numerator: earnings for the year;

-     denominator: the number of shares is adjusted to include potential shares corresponding to dilutive instruments (stock options ), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

q)    Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranty. Specifically in these cases, the Company operates as an agent, and revenue is recognized in a net basis, which reflects the commission received by insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

q)    Determination of net income (continued)

(i)    Revenue

a)    Sales of goods

Revenues are recognized at the fair value of the consideration received or receivable for the sale of goods and service. Revenues from the sale of products are recognized when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is uncertain.

b)    Interest income

For all financial instruments measured at amortized cost, interest income or expense is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in the financial result under the income statement.

(ii)   Gross profit

Gross profit corresponds to the difference between net sales and the cost of goods sold. The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from vendors, changes in inventory and logistics costs.

Bonus received from vendors is measured based on contracts signed with vendors.

Cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising all warehousing, handling and freight costs incurred after goods are first received at one of the Company stores or warehouses. Transport costs are included in acquisition costs.

(iii)   Selling expenses

Selling expenses consist of all store expenses, such as salaries, marketing, occupancy, maintenance, etc.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

q)    Determination of net income (continued)

(iv)  General and administrative expenses

General and administrative expenses correspond to overheads and the cost of corporate units, including the purchasing and procurement, IT and finance functions.

(v)   Other operating expenses, net

Other operating income and expense correspond to the effects of major events occurring during the period that do not meet the Company’s definition for the other income statement lines.

(vi) Financial result

Finance expenses include all expenses generated by net debt and the receivables securitization during the period offset by capitalized interest, losses related to the new measurement of derivatives at fair value, losses on disposals of financial assets, finance charges on lawsuits and taxes interest charges on financial lease, and discounting adjustments.

Finance income includes income generated by cash and cash equivalents and judicial deposits, gains related to the new measurement of derivatives at fair value, purchase discounts obtained from vendors, and revenues referring to discounts.

r)     Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the balance sheet dates.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”)  and is calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15% over taxable income and 10% surcharge over the amount exceeding R$ 240 in taxable income yearly for IRPJ and 9% for CSLL.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

r)     Taxation (continued)

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts.

Deferred income and social contribution taxes are recognized for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred income and social contribution tax assets are recognized for all deductible temporary differences, and unused tax losses, to the extent that it is probable that taxable profit will be available against which to deduct the temporary differences and unused tax credits and losses except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the taxable profit nor net operating losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the balance sheet date and are recognized to the extent that it has become probable that future taxable profits will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet dates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

r)     Taxation (continued)

Deferred income and social contribution taxes (continued)

Deferred taxes related to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity and not in the income statement. Deferred tax items are recognized according to the operation that originated it, in the income for the year or directly in shareholders' equity.

Deferred income and social contribution tax assets and liabilities are reported net if there is a legal or contractual right to offset the tax assets against the tax liability and deferred taxes refer to the same taxed entity and submitted to the same tax authority.

Other taxes

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as deductions from sales in the income for the year.

The amounts recoverable derived from non-cumulative ICMS, PIS and COFINS are deducted from cost of goods sold. The PIS and COFINS payable related to financial income and PIS and COFINS recoverable derived from financial expenses are also included in these line items of the statement of income.

Taxes recoverable or prepaid taxes are shown in the current and noncurrent assets, in accordance with the estimated timing of their realization.

Sales taxes

Revenues, expenses and assets are recognized net of the amount of sales tax except:

•      Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable;

•      Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the tax authority is included as part of receivables or payables in the balance sheet.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

s)    Business combinations and goodwill

Business combinations as of January 1, 2007

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date and the amount of any Non-controlling  interest in the acquired company. For each business combination, the acquirer measures the Non-controlling interest in the acquired company at fair value or through the proportional interest in acquired company’s identifiable net assets. The acquisition costs incurred are treated as expense and included in the administrative expenses.

When the Company acquires a business, it assesses financial assets and liabilities to the appropriate classification and designation according to contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

Should the business combination occur in phases, the fair value on the acquisition date of interest previously held by acquirer in acquired company is adjusted to fair value on the acquisition date through income statement.

Any contingent payment to be transferred by acquirer will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent payment considered as an asset or liability will be recognized under CPC 38 through income statement or as change in other comprehensive income. If the contingent payment is classified as equity, it will not be adjusted until it is finally settled under shareholders’ equity.

Goodwill is initially measured at cost and the excess between payment transferred and the amount recognized for Non-controlling interest over identified net assets acquired and liabilities assumed. If this payment is lower than the fair value of net assets of acquired subsidiary, the difference is recognized in the income statement as gain due to bargain purchase.

After initial recognition, the goodwill is measured at cost, less eventual impairment losses. For the purposes of impairment test, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units which shall reap the business combination benefits, regardless if other assets or liabilities of the acquired company will be assigned to these units.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

5.    Significant accounting policies – Continued

s)    Business combinations and goodwill (continued)

Business combinations as of January 1, 2007 (continued)

In cases the goodwill composes a cash generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when profit or loss earned with the sale of operation is calculated. This goodwill is then measured based on the sold operation-related amounts and part of the cash generating unit which was maintained.

Business combinations before January 1, 2007

Business combinations were accounted for comparing acquisition price less the historical carrying amounts of the net assets. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The Non-controlling interest was measured at the proportionate share of the acquiree’s identifiable net assets.

6.    Standards issued but not yet effective

There are no CPCs issued which are not effective yet, but there are IFRS issued to which there is no change in CPCs in force, but we expect the Brazilian standards will be in conformity with the international standards until the start date thereof. Below a summary of the main standards issued but not effective yet, as well as our expectations of their effects on the Company’s financial statements:

IFRS 9 – Financial Instruments – Classification and Measurement - IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at the amortized cost or fair value, based on the way how an entity administers its financial instruments (its business model) and the contractual cash flow, which is a characteristic of the financial assets. The standard also requires the adoption of only one method to determinate asset impairment.  This standard will be effective for the fiscal years starting as of January 1, 2013. The Company does not expect that this change will adversely affect its financial statements.

IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments - IFRIC 19 was issued in November 2009 and is effective as of July 1, 2010, and its early application is allowed. This interpretation clarifies the International Financial Reporting Standards (IFRS) requirements when an entity renegotiates the conditions of a financial liability with its creditor and this accepts the entity’s shares or other equity instruments in order to settle the financial liability in whole or partially. The Company does not expect that the IFRIC 19 will adversely affect its consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

6.    Rules issued but still not in effect - Continued

Improvements to IFRS standards – IASB issued clarifications to the IFRS standards in May 2010, which will be effective as of January 1, 2011. Below, the main clarifications which may affect the Company:

- IFRS 3 – Business Combination.

- IFRS 7 – Disclosure of Financial Instruments.

- IAS 1 – Presentation of the Financial Statements.

- IAS 27 – Consolidated and Individual Financial Statements.

- IFRIC 13 – Customer Loyalty Program.

The Company does not expect that these amendments will adversely affect its consolidated financial statements.

7.    Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant effect on the amounts recognized in the financial statements:

a)    Operating lease commitments – Company as lessor

The Company has entered into commercial property leases and determined, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and benefits of ownership of these properties and recorded them as operating lease.

b)    Goodwill impairment

The Company tests annually whether goodwill has suffered any loss, in accordance with the accounting policy stated in Note 5 and CPC 1. The recoverable amounts of cash-generating units have been determined based on recoverable amount and market quotes calculations. These calculations require the use of estimates, which are disclosed in Note 15.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

7.    Significant accounting judgments, estimates and assumptions - Continued

c)    Taxes on income

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the nature and complexity of Company’s business, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to income tax and expense already recorded. The Company establishes provisions, based on reasonable estimates, for eventual consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based upon the profit estimates and the level of future taxable profits, based on the business plan approved by the Board of Directors.

The Company has tax loss carry forwards amounting to a tax benefit of R$720,530 (R$578,101 in 2009). These losses do not have limitation periods and relate to subsidiaries that have tax planning opportunities available to support a portion of these balances. The Company recorded a provision for impairment of these deferred tax assets in the amount of R$106,196 in 2010 and 2009.

Further details on taxes are disclosed in Note 25p.

d)    Fair value of derivatives and other financial instruments

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

7.    Significant accounting judgments, estimates and assumptions - Continued

d)    Fair value of derivatives and other financial instruments (continued)

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual practices on the market. If there is no active market, then the market value is determined through valuation techniques.  These techniques include the use of recent market arm’s length transactions, benchmark to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, these are determined by valuation techniques, including the discounted cash flow method. These models inputs are collected from the market, where applicable, when these observations are not possible, judgment is required to determine the fair value. This judgment includes considerations on inputs, such as: liquidity risk, credit risk and volatility. Changes in these factors assumptions may affect the financial instruments fair value.

e)    Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock options, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26.

f)     New estimate of the useful life of property and equipment items

In 2010, the Company decided to review its accounting estimate in relation to the useful life of property and equipment items. Accordingly, the income statement recorded non-comparative depreciation amounts. The new estimate of useful life was made prospectively as of January 1, 2010, according to CPC 23 – Accounting Policies, Changes in Estimates and Rectification of Error, aiming at maintaining more consistent assumptions with the Company’s investments flow.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

7.    Significant accounting judgments, estimates and assumptions - Continued

g)    Non-application of deemed cost to property and equipment items

The Company decided not to evaluate its property and equipment by their fair value as deemed cost, as authorized by ICPC 10 – Interpretation on the Initial Application to the Property, Plant and Equipment and to Investment Property of Technical Pronouncements CPCs 27, 28, 37 and 43, considering: (i) the cost method, less provision for losses is the best method to evaluate the Company’s property and equipment; (ii) the property and equipment is separated into well defined classes and related to their operating activities; (iii) the assets representing the Company’s property and equipment are substantially items of low resale value, except for light vehicle and truck fleet, which are timely renewed; (iv) there is a frequent review of recoverable amounts, residual values and estimates of property  and equipment's useful lives; and (iv) the Company has efficient controls over property and equipment which enable to identify losses and changes in the estimate of assets’ useful lives.

8.    Cash and cash equivalents

Financial investments at December 31, 2010 and 2009 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate. Financial investments available for withdrawal and in bank accounts are classified as financial assets measured by fair value through the income statement.

	Parent Company
	CDI	12.31.2010	12.31.2009	01.01.2009
Current
Investments
ABN AMRO	101.7%	-	136,100	164,191
Banco do Brasil	93.1%	568,741	576,155	539,635
Bradesco	97.0%	564,809	518,426	265,777
CEF	98.0%	2,668	2,436	-
Itaú	100.6%	279,058	504,427	73,743
Safra	101.3%	49,849	-	-
Santander	101.0%	53,443	70,236	-
Unibanco	104.1%	4,931	4,476	61,204
Votorantim	101.1%	97,476	3	-
Other	100.1%	35,884	17,279	20,510
Total current		1,656,859	1,829,538	1,125,060

Cash and bank accounts		100,717	97,942	126,571
Cash and cash equivalents		1,757,576	1,927,480	1,251,631

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

8.    Cash and cash equivalents - Continued

	Consolidated
	CDI	12.31.2010	12.31.2009	01.01.2009
Current
Marketable securities
ABN AMRO	101.5%	-	161,941	188,077
Banco do Brasil	94.4%	696,331	705,608	548,917
Bradesco	97.4%	674,633	564,768	287,324
CEF	98.0%	2,668	2,436	-
Itaú	100.6%	1,727,488	555,657	205,483
Safra	101.3%	53,750	-	-
Santander	101.0%	70,087	70,324	-
Unibanco	104.1%	4,931	15,079	68,796
Votorantim	101.1%	104,766	11,612	-
Other	100.1%	65,779	24,175	67,464
Total current		3,400,433	2,111,600	1,366,061

Cash and bank accounts		417,561	231,643	257,455

Cash and cash equivalents		3,817,994	2,343,243	1,623,516

9.    Marketable securities

		Consolidated
	CDI	12.31.2010
Banco do Brasil	101.0%	315,332
Banco Santander	100.5%	190,307
Banco Safra	101.25%	102,363
		608,002

The NCB subsidiary is restricted to use the balance of R$163,301 invested in Banco do Brasil, referring to Consumer Direct Credit through Dealer (“CDCI”). Out of this balance, R$155,912 can be withdrawn by means of payment of restricted loan during 2011.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

10.  Trade accounts receivable

a)    Breakdown

	Parent Company
	12.31.2010	12.31.2009	01.01.2009
Current
Resulting from sales through:
Credit card companies	305,075	358,243	307,873
Sales vouchers and others	43,673	95,643	79,155
Credit sales with post-dated checks	2,027	2,924	13,605
Own credit card – interest free installment	15,127	11,491	-
Accounts receivable from related parties	180,917	170,015	158,658
Allowance for doubtful accounts	-	(5,948)	(5,157)
Accounts receivable from vendors	83,554	178,209	304,640

Total current	630,373	810,577	858,774

Noncurrent
Other trade accounts receivable	59,088	33,761	-
Allowance for doubtful accounts	(6,302)	-	-

Total noncurrent	52,786	33,761	-

	Consolidated
	12.31.2010	12.31.2009	01.01.2009
Current
Resulting from sales through:
Credit card companies	576,695	823,265	416,443
Sales vouchers and others	158,166	129,903	108,300
Consumer finance	1,399,022	10,774	-
Credit sales with post-dated checks	6,294	8,246	22,266
Trade note receivable from wholesale clients	13,233	64,942	-
Own credit card – interest free installment	15,127	11,491	-
Allowance for doubtful accounts	(51,253)	(17,237)	(10,520)
Adjustment at present value	(7,062)	(47,782)	-
Accounts receivable from vendors	171,100	255,845	356,962
	2,281,322	1,239,447	893,451

Accounts receivable – FIDCs	1,515,915	1,125,837	983,477

Total current	3,797,237	2,365,284	1,876,928

Noncurrent
Accounts receivable – Paes Mendonça	420,570	376,155	374,618
Consumer finance	101,503	-	-
Other accounts receivable	97,620	43,036	-
Allowance for doubtful accounts	(8,063)	-	-
Total noncurrent	611,630	419,191	374,618

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

10.  Trade accounts receivable - Continued

a)    Breakdown (continued)

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business.

b)    Credit card companies

Credit card sales are receivable from the credit card companies. In the subsidiaries Globex, Casas Bahia and PontoFrio.com, credit card receivables, related to the sale of home appliances, are receivable in installments not exceeding 18 months.

Through its subsidiaries Globex, Ponto Frio and Nova Casa Bahia, the Company sells or deducts its credit card receivables to banks or credit card management companies, in order to obtain working capital.

c)    Consumer credit

The balances of “accounts receivable from payment vouchers” refer to consumer direct credit through dealer (CDCI) which can be paid in 24 installments.

The Company maintains agreements with financial institutions where it is referred to as intervening party of these operations.

Until November 2010, NCB subsidiary maintained an operating agreement with Banco Bradesco (“Bradesco”), through its subsidiary Finasa, for the granting of credit to its customers aiming at making feasible the acquisition of its goods at stores. As a result of credit granted to customers, the Company receives the principal amount financed by Bradesco on the first business day following the sale date.

According to this agreement, the Company is liable for the extrajudicial collection of defaulting customers, bearing the corresponding expenses. After elapsing 45 days of the initial maturity of overdue installments, the Company acquires the credit by means of assignment. Within this context, was required by CPC 38 – Financial Instruments: Recognition and Measurement, the risks and benefits related to accounts receivable assigned to Bradesco are not substantially transferred to the counterparty, which is recognized in the Company’s balance sheet against “Loans”.

The outstanding balance of these receivables under Globex’s responsibility at December 31, 2010 was R$657,097.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

10.  Trade accounts receivable - Continued

d)    Accounts receivable - FIDCs

The Company carries out securitization operations of its receivables, represented by credit sales with tickets and credit card company receivables, with Fundo de Investimento em Direitos Creditórios, PAFIDC and Globex FIDC. The volume of operations stood at R$9,802,951 at December 31, 2010 (R$9,051,236 in 2009) for PAFIDC, in which the responsibility for services rendered and subordinated interests was retained. The consolidated securitization costs of such receivables amounted to R$113,805 (R$125,180 in 2009), recognized as financial expenses in income for 2010.

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables in PAFIDC and Globex at December 31, 2010 and 2009 were R$ 1,515,915 and R$1,125,837, respectively, net of allowance for losses.

e)    Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial leasing rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to the lease agreements.

f)     Accounts receivable from vendors

Accounts receivable from vendors includes rebates and discounts obtained from vendors. These amounts are established contractually and include amounts for volume purchase discounts, joint marketing programs, freight reimbursements, and other similar programs.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

10.  Trade accounts receivable - Continued

g)    Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	Parent Company
	12.31.2010	12.31.2009	01.01.2009

At the beginning of the year	(5,948)	(5,157)	(7,819)
Allowance for doubtful accounts	(10,932)	(57,692)	(31,711)
Recoveries and provision written off	10,578	56,901	34,373
At the end of the year	(6,302)	(5,948)	(5,157)

Credit sales with post-dated checks			(362)
Corporate sales		(406)	(1,084)
Other accounts receivable	(6,302)	(5,542)	(3,711)
	(6,302)	(5,948)	(5,157)

	Consolidated
	12.31.2010	12.31.2009	01.01.2009

At the beginning of the year	(17,237)	(10,520)	(6,421)
Allowance for doubtful accounts	(475,237)	(214,165)	(48,597)
Recoveries and provision written off	433,158	207,448	44,498
At the end of the year	(59,316)	(17,237)	(10,520)

Credit sales with post-dated checks			(504)
Corporate sales	(51,253)	(1,269)	(1,409)
Other accounts receivable	(8,063)	(15,968)	(8,607)
	(59,316)	(17,237)	(10,520)

		Falling due	Past due but not accrued for losses
	Total		<30 days	30-60 days	61-90 days	>90 days

2010	3,797,237	3,491,701	229,411	16,497	53,090	6,538
2009	2,365,234	2,302,183	76,364	4,873	2,995	28,819
01.01.2009	1,876,928	1,811,210	59,972	2,750	760	2,236

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

11.  Receivables Securitization Fund

a)    Receivables Securitization Fund - Pão de Açúcar

PAFIDC is a receivables fund formed for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment sales and post-dated checks. The fund has a defined term until December 7, 2012.

The capital structure of the fund, at December 31, 2010, is composed of 10,295 senior shares held by third parties in the amount of R$1,096,130, which represent 89.30% of the fund’s equity (90.09% in 2009) and 2,864 subordinated shares, held by the Company and subsidiaries in the amount of R$131,374, which represent 10.70% of the fund’s equity (9.91% in 2009).

The subordinated quotas were imputed to the Company and are recorded in non-current assets, as interest in the receivables securitization fund, with a balance of R$117,613 at December 31, 2010 (R$106,129 in 2009). The interest held in subordinated quotas represents the maximum exposure to the securitization operations losses.

The interest rates of senior shares are shown below:

		12.31.2010		12.31.2009		01.01.2009
Quotaholders	Amount	CDI Rate	Balance	CDI Rate	Balance	CDI Rate	Balance
			redeemable		redeemable		redeemable

Senior A	5,826	109.5%	672,861	105%	694,858	105%	629,307
Senior B	4,300	109.5%	184,135	105%	166,560	105%	150,847
Senior C	130	-	-	-	-	105%	150,695
Senior C	169	109.5%	239,134	105%	216,309	-	-
			1,096,130		1,077,727		930,849

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

11.  Receivables Securitization Fund - Continued

a)    Receivables Securitization Fund - Pão de Açúcar (continued)

Subordinated quotas are registered and non-transferable, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, irreversible and definitive.

b)    Globex Receivables Securitization Fund – Globex FIDC

Globex FIDC is a receivables securitization fund created to acquire the accounts receivable of Globex (mainly credit card), originated from the sale of products and services to its customers. This fund was created at May 25, 2010 with a indefinite term.

The fund equity structure at December 31, 2010 is composed of 11,666 senior shares held by third parties, amounting to R$1,166,600, representing 87.5% of the fund equity and 1,667 subordinated shares held by the Company and its subsidiaries, amounting to R$166,700, accounting for 12.5% of the fund’s net assets.

The subordinated quotas were imputed to Globex and are recorded in non-current assets as interest in the securitization fund, the balance of which at December 31, 2010 was R$166,700. The interest held in subordinated quotas represents the maximum exposure to losses in securitization operations.

Below, the interest rates of senior shareholders:

		12.31.2010
Shareholders	Amount	CDI Rate	Balance

Senior - 1st Series	11,666	107.75%	1,184,387

The subordinated and senior quotas of Globex FIDC have the same conditions described for PAFIDC.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

12.    Inventories

	Parent Company
	12.31.2010	12.31.2009	01.01.2009

Stores	999,835	992,902	790,106
Warehouses	623,223	577,752	403,021
Provision for inventories	(49,804)	(49,041)	(64,397)

	1,573,254	1,521,613	1,128,730

	Consolidated
	12.31.2010	12.31.2009	01.01.2009

Stores	2,638,904	1,997,329	1,192,932
Warehouses	2,291,445	935,323	459,415
Provision for inventories	(97,942)	(98,974)	(81,484)
Present Value Adjustment	(8,639)	(6,215)	-
	4,823,768	2,827,463	1,570,863

Provisions on inventories in the parent company mainly refer to provisions on unrealized bonuses in inventories amounting to R$ 40,883 (R$ 43,500 in 2009). In the consolidated, the provisions for inventories are mainly composed of provisions for unrealized bonuses in inventories amounting to R$ 51,344 (R$ 54,186 in 2009), besides breakage provisions in Globex amounting to R$ 25,422 (R$ 32,526 in 2009).

The adjustment to present value of inventories refers to the corresponding entry of adjustment to present value of the subsidiary Globex’s vendors.

13.    Recoverable taxes

The balances of recoverable taxes refer to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

13.    Recoverable taxes - Continued

	Parent Company
	12.31.2010	12.31.2009	01.01.2009
Current
Taxes on sales	263,936	137,266	186,003
Income tax and others	100,286	93,517	106,491
Present value adjustment	(460)	(202)	(202)
	363,762	230,581	292,292
Noncurrent
Taxes on sales	111,812	125,189	110,043
ICMS and others	15,494	11,687	67,692
Present value adjustment	(7,504)	(2,663)	(669)
	119,802	134,213	177,066
Total of recoverable taxes	483,564	364,794	469,358

	Consolidated
	12.31.2010	12.31.2009	01.01.2009
Current
Taxes on sales	612,956	276,244	197,515
Income tax and others	275,946	140,541	125,055
Present value adjustment	(547)	(202)	(202)
	888,355	416,583	322,368
Noncurrent
Taxes on sales	189,097	244,067	214,388
ICMS and others	33,320	14,404	70,172
Present value adjustment	(8,911)	(3,277)	(699)
	213,506	255,194	283,861
Total of recoverable taxes	1,101,861	671,777	606,229

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

14.    Property and equipment

	Parent Company
	Balance at 01.01.2009	Additions	Depreciation	Sales	Transfers	Balance at 12.31.2009

Land	808,450	2,536	-	(272)	6,369	817,083
Buildings	1,801,932	5,581	(73,068)	8,766	7,501	1,750,712
Leasehold improvements	875,670	2,237	(92,624)	21,216	15,537	822,036
Equipment	315,416	50,891	(78,938)	(25,190)	46,266	308,445
Facilities	84,436	10,476	(26,997)	(1,022)	(15,449)	51,445
Furniture and fixtures	145,293	7,880	(29,453)	(4,936)	16,330	135,114
Vehicles	12,894	8,501	(3,419)	(8,582)	7,311	16,705
Property and equipment in progress	61,343	378,670	-	20,112	(185,846)	274,279
Other	69,246	25,761	(545)	(357)	(1,744)	92,358
	4,174,680	492,533	(305,044)	9,735	(103,727)	4,268,177

Financial leasing:
Hardware	47,693	5,026	(748)	-	(47,200)	4,771
Buildings	25,574	118	(1,240)	-	(110)	24,342
	73,267	5,144	(1,988)	-	(47,310)	29,113

Total property and equipment	4,247,947	497,677	(307,032)	9,735	(151,037)	4,297,290

	Parent Company
	Balance at 12.31.2009	Additions	Depreciation	Acquisition of subsidiary	Sales	Transfers	Balance at 12.31.2010

Land	817,083	534	-	-	(5,219)	7,691	820,088
Buildings	1,750,712	8,949	(59,852)	-	(17,970)	113,423	1,795,262
Leasehold improvements	822,036	29	(59,035)	(7,316)	(10,686)	241,195	986,223
Equipment	308,445	143,625	(30,771)	(3,821)	(624)	(53,714)	363,140
Facilities	51,445	42,912	30,319	(834)	(989)	(30,749)	92,104
Furniture and fixtures	135,114	48,657	(42,651)	(1,330)	(363)	21,454	160,881
Vehicles	16,705	8,404	(3,502)	-	(2,201)	(4,212)	15,194
Property and equipment in progress	274,279	572,049	-	(48)	(21,656)	(403,145)	421,479
Other	92,358	22,017	(3,952)	(67)	3	10,629	120,988
	4,268,177	847,176	(169,444)	(13,417)	(59,705)	(97,428)	4,775,360

Financial leasing:
Hardware	4,771	-	(1,106)	-	-	-	3,666
Buildings	24,343	-	(1,369)	-	-	-	22,974
	29,113	-	(2,474)	-	-	-	26,639

Total property and equipment	4,297,291	847,716	(171,919)	(13,416)	(59,705)	(97,428)	4,801,999

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

14.  Property and equipment - Continued

	Consolidated
	Balance at 01.01.2009	Additions	Depreciation	Acquisition of subsidiary	Sales	Transfers	Balance at 12.31.2009

Land	850,126	101,889	-	15,103	(70)	5,913	972,961
Buildings	1,874,136	6,422	(78,425)	19,710	2,274	14,730	1,838,847
Leasehold improvements	1,203,309	28,637	(139,194)	47,777	(9,306)	47,408	1,178,631
Equipment	435,203	87,205	(114,596)	30,584	(7,391)	25,578	456,583
Facilities	111,870	26,167	(38,570)	27,948	(482)	(21,625)	105,307
Furniture and fixtures	209,522	17,993	(43,255)	25,360	(2,232)	12,390	219,778
Vehicles	14,366	10,608	(4,208)	1,855	(2,305)	1,283	21,599
Property and equipment in progress	67,818	451,432	-	18,722	(6,550)	(170,684)	360,738
Other	7,324	42,368	(1,001)	1,866	(1,415)	63,623	112,766
	4,773,674	772,721	(419,249)	188,925	(27,477)	(21,383)	5,267,210

Financial leasing:
Equipment	13,325	29,754	(1,828)	-	-	(5,979)	35,272
Hardware	34,610	6,373	(1,215)	-	2	(32,407)	7,363
Facilities	5,210	3,256	(1,391)	-	-	(5,843)	1,232
Furniture and fixtures	3,883	1,267	(1,046)	-	-	10,498	14,602
Vehicles	1,776	107	(513)	-	-	(714)	657
Buildings	32,056	130	(1,587)	-	-	(161)	30,438
	90,860	40,887	(7,580)	-	2	(34,606)	89,564

Total property and equipment	4,864,534	813,608	(426,829)	188,925	(27,475)	(55,989)	5,356,774

	Consolidated
	Balance at 12.31.2009	Additions	Depreciation	Acquisition of subsidiary	Sales	Transfers	Balance at 12.31.2010

Land	972,961	536	-	-	(5,420)	7,420	975,497
Buildings	1,838,847	11,146	(66,433)	-	(18,629)	139,570	1,904,501
Leasehold improvements	1,178,631	44,826	(108,084)	72,090	(21,278)	349,243	1,515,428
Equipment	456,583	248,647	(65,865)	57,420	(20,206)	(36,005)	640,574
Facilities	105,307	66,774	24,452	96,460	(7,398)	(35,502)	250,093
Furniture and fixtures	219,778	94,335	(63,048)	131,655	(18,045)	33,633	398,308
Vehicles	21,599	14,278	(7,195)	139,292	(2,508)	(7,483)	157,983
Property and equipment in progress	360,738	779,352	-	17,644	-	(580,385)	577,349
Other	112,766	33,233	(9,405)	-	11,919	95	148,608
	5,267,210	1,293,127	(295,578)	514,561	(81,565)	(129,414)	6,568,341

Financial leasing:
Equipment	35,272	2,944	(4,410)	41,693	(155)	(1,013)	74,331
Hardware	7,363	-	(1,578)	-	-	-	5,785
Facilities	1,232	-	5	-	-	(151)	1,086
Furniture and fixtures	14,602	-	(1,424)	-	-	(367)	12,811
Vehicles	657	392	(1,553)	14,635	(279)	(1,296)	12,556
Buildings	30,438	1	(1,755)	-	-	-	28,684
	89,564	3,337	(10,715)	56,328	(434)	(2,827)	135,253

Total property and equipment	5,356,774	1,296,464	(306,293)	570,889	(81,999)	(132,241)	6,703,594

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

14.    Property and equipment - Continued

Provision for impairment was not recorded for the year ended December 31, 2009, an R$11 million provision for impairment of stores fixed assets was recorded in the year ended December 31, 2010.

Transfers refer to items transferred to other Group companies and intangible assets (software) carried through construction in progress account upon their acquisition.

a)    Capitalization of loan interest

The capitalized borrowing costs are related to the constructions or significant refurbishment of approximately 370 stores.

The amount of borrowing costs capitalized during the years ended December 31, 2010 and 2009 were R$13,249 and R$12,229, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 100% of CDI, which is the effective interest rate of the Company’s borrowings.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

15.    Intangible assets

	Parent Company
	Balance at 01.01.2009	Additions	Transfers	Write-offs	Amortization	Balance at 12.31.2009	Additions	Transfers	Write-offs	Amortization	Balance at 12.31.2010

Goodwill - Home appliances	-	67,601	(1,971)	-	-	65,630	-	-	-	-	65,630
Goodwill – Cash and carry	198,543	-	-	-	-	198,543	-	-	-	-	198,543
Total goodwill	198,543	67,601	(1,971)	-	-	264,173	-	-	-	-	264,173

Intangible assets - NCB	-	-	-	-	-	-	137,392	-	-	-	137,392
Total intangible assets - NCB	-	-	-	-	-	-	137,392	-	-	-	137,392

Commercial rights -Retail	2,900	-	1,732	-	-	4,632	-	12,947	21	-	17,600
Total commercial rights	2,900	-	1,732	-	-	4,632	-	12,947	21	-	17,600

Software	-	38,506	133,544	(38)	(35,107)	136,905	63,211	84,481	(15,785)	(101,717)	167,095
Total software	-	38,506	133,544	(38)	(35,107)	136,905	63,211	84,481	(15,785)	(101,717)	167,095

Total intangible assets	201,443	106,107	133,305	(38)	(35,107)	405,710	63,211	97,428	(15,764)	(101,717)	586,260

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

15.    Intangible assets - Continued

	Consolidated
	Balance at 01.01.2009	Additions	Transfers	Write-offs	Amortization	Balance at 12.31.2009	Additions	Transfers	Write-offs	Amortization	Balance at 12.31.2010

Goodwill – Cash and carry	202,974	42,808	-	-	-	245,782	-	-	-	-	245,782
Goodwill – Home appliances	-	641,657	(385,245)		-	256,412	-	-	-	-	256,412
Goodwill – E-commerce	-	-	-	-	-	-	-	-	-	-	-
Goodwill – Retail	686,718	-	-	-	-	686,718	21,463	7,970	(3,802)	-	712,349
Total goodwill	889,692	684,465	(385,245)	-	-	1,188,912	21,463	7,970	(3,802)	-	1,214,543

Tradename – Home appliances	-	-	399,593	-	-	399,593	1,615,543	-	-	-	2,015,136
Tradename – E-commerce	-	-	-	-	-	-	401,011	-	-	-	401,011
Tradename – Cash and carry	38,639	-	-	-	-	38,639	-	-	-	-	38,639
Total Tradename	38,639	-	399,593	-	-	438,232	2,016,554	-	-	-	2,454,786

Commercial rights – Home appliances	-	-	210,888	-	-	210,888	22,160	20,297	16,015	(7,943)	261,417
Commercial rights – Retail	-	-	1,733	-	-	1,733	-	-	-	-	1,733
Total commercial rights	-	-	212,621	-	-	212,621	22,160	20,297	16,015	(7,943)	263,150

Customer relations – Home appliances	-	-	34,268	-	(3,141)	31,127	-	-	-	(6,282)	24,845
Customer relations – E-commerce	-	-	-	-	-	-	-	-	-	-	-
Customer relations – Cash and carry	-	-	-	-	-	-	-	-	-	-	-
Total customer relations	-	-	34,268	-	(3,141)	31,127	-	-	-	(6,282)	24,845

Profitable supply agreement – Bartira	-	-	-	-	-	-	141,093	-	-	(7,838)	133,255
Profitable supply agreement – Nova Casa Bahia	-	-	-	-	-	-	256,103	-	-	(7,836)	248,267
Profitable agreements	-	-	-	-	-	-	397,196	-	-	(15,674)	381,522

Software	81,953	79,248	38,014	(1,157)	(43,215)	154,843	77,914	103,974	(17,112)	(103,947)	215,672
Other	-	-	-	-	-	-	-	-	-	-	-
Total other	81,953	79,248	38,014	(1,157)	(43,215)	154,843	77,914	103,974	(17,112)	(103,947)	215,672

Total intangible assets	1,010,284	763,713	299,251	(1,157)	(46,356)	2,025,735	2,535,287	132,241	(4,899)	(133,846)	4,554,518

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

15.    Intangible assets - Continued

a)    Impairment testing of goodwill and intangibles

Goodwill and intangible assets were tested for impairment at December 31, 2010 and 2009 by the method described in Note 5 – “Significant Accounting Policies”.

Management made an estimate of recoverable amounts or values in use for all assets. The assumptions used are set out below.

As a result of the impairment tests carried out in 2010 and 2009, the Company did not recognize impairment losses.

Impairment testing consists of determining the values in use of the cash generating units (CGUs) or groups of CGU to which the goodwill and intangible assets are allocated and comparing them with the carrying amounts of the related assets. Goodwill arising on the initial acquisition of companies is allocated to the groups of CGU in accordance with the classifications set out in Note 27 (Segment Information).

For internal valuation, impairment testing generally consists of determining the value in use of each CGU in accordance with the principles set out in Note 5). Value in use is determined by the discounted cash flows method, based on a pre-tax cash flow and using the following rates:

	Growth rate	Discount rate (i)

Cash flow	Between 3.9% and 4.9%	11.3%

(i) The discount rate is represented by the Company’s average cost of capital in current Reais (“CAPM”)

The future cash flow assumptions and growth prospects are based on the Company’s annual budget and long-term business plans, approved by the Board of Directors, as well as comparable market data and they represent Management’s best estimate of the economic conditions that exist during the economic useful life of group of the assets that generate cash flows.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

15.    Intangible assets - Continued

a)    Impairment testing of goodwill and intangibles (continued)

Key assumptions used in the impairment analysis are outlined below:

1.   Revenues – projected based on the annual budget of the following year and the Company’s business plan comprising the period between 2011 to 2015;

2.   Costs and operational expenses – projected based on the Company’s business plan.

3.   Capital investments – capital investments were estimated considering the infrastructure required to support the growth set forth in the business plan.

Key assumptions were estimated considering the Company’s historical performance and based on reasonable macroeconomic assumptions and are compatible with external sources of information based on financial market projections, and are documented and approved by Company’s Management.

b)    Other intangibles

Software was tested for impairment following the same criteria established for property and equipment.

Other intangible assets, whose useful life is indefinite, were submitted to impairment test according to the same calculation criteria used in goodwill on investments.

Acquisition during the year

Referring to the business combinations occurred in 2009 and 2010 (as described in Note 17), the Company acquired intangible assets with definite and indefinite useful lives, as follows:

•      Indefinite useful life – Tradenames and Commercial rights “Fundo de Comércio”;

•      Definite useful life – Advantageous lease agreement (10 years), Advantageous furniture supply agreement (3 years) and Customer relationship (5 to 7 years).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

16.  Investments

a)    Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Globex	PontoFrio.com	Mandala	Other	Total
Balances at January 1, 2009	1,520,432	7,062	6,370	-	-	-	2,618	1,536,482

Additions	-	31,355	-	-	-	-	474	31,830
Acquisitions	-	-	-	-	-	1,125,156	22	1,125,178
Exchange variation	-	-	-	-	-	-	(207)	(207)
Write-off	(23,012)	-	(1,706)	-	-	-	-	(24,718)
Merger	-	-	-	886,575	-	(1,074,003)	-	(187,428)
Equity pick-up	50,481	4,292	(3,507)	46,242	-	(51,153)	2,757	49,112
Dividends receivable	-	(783)	-	-	-	-	-	(783)
Other	-	-	3,043	-	-	-	1,915	4,958
Balances at December 31, 2009	1,547,901	41,926	4,200	932,817	-	-	7,580	2,534,423

Additions	58,220	8,831	3,990	590,253	-	-	-	661,294
Acquisitions	-	-	-	-	21,069	-	43,377	68,446
Exchange variation	-	-	-	-	-	-	(277)	(277)
Write-off	-	-	-	-	-	-	(1)	(1)
Equity pick-up	123,045	1,344	35,486	(13,300)	(2,075)	-	4,011	148,511
Dividends receivable	-	783	-	-	-	-	-	783
Surplus value of net assets acquired from NCB	-	-	-	749,081	-	-	-	749,081
Other	-	-	(11,984)	-	-	-	(2,631)	(14,615)
Balances at December 31, 2010	1,729,166	52,884	31,692	2,258,851	18,994	-	56,058	4,143,645

	Consolidated
	FIC/ Miravalles	Binv/ Globex	Bartira	Other	Total
Balances at January 1, 2009	92,410	-	-	314	92,724

Additions	-	-	-	4,866	4,866
Acquisitions	15,623	79,615	-	465	95,703
Exchange variation	-	-	-	(77)	(77)
Write-off	75,592	(75,592)	-		-
Merger	(3,273)	11,050	-	208	7,985
Law 11,638/07	(3,788)	2,957	-	76	(754)
Balances at December 31, 2009	176,565	18,030	-	5,853	200,447

Additions	12,777	-	-	-	12,777
Acquisitions (i)	-	-	137,560	-	137,560
Write-off	-	(2,689)	-	(1,186)	(3,854)
Equity pick-up	35,032	(511)	-	(22)	34,499
Dividends receivable	(11,080)	-	-	-	(11,080)
Balances at December 31, 2010	213,294	14,850	137,560	4,646	370,349

(i) Fair value of investment that NCB maintains in Bartira.

(i)    FIC / Miravalles

Miravalles, a company organized in July 2004 and owner of exploitation rights of the Company’s financial activities, received capital subscription from Itaú Unibanco Holding S.A., which now holds 50% equity interest of such company (the other 50% interest is held by CBD). Also in 2004, Miravalles incorporated Financeira Itaú Companhia S.A. (“FIC”). FIC is a company which structures and trades financial products and services exclusively to the Company’s customers.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

16.  Investments - Continued

a)    Breakdown of investments (continued)

(i)    FIC / Miravalles (continued)

At August 28, 2009, the Company and Itaú Unibanco Holding S.A. (“Itaú Unibanco”) amended the FIC Shareholders’ Agreement, removing Itaú Unibanco’s exclusivity obligation. In return, Itaú-Unibanco made a R$ 600 million payment, which was recognized as a gain in “Other Operating Expenses, net” (Note 28); in addition, the Company and Itaú Unibanco also extended the Shareholders’ Agreement for additional 5 years, which shall be valid until August 28, 2029. Finally, the new Shareholders’ Agreement includes all brands and formats of stores operated or owned by the Company, direct or indirectly, including supermarkets, hypermarkets, convenience stores, home appliance stores, cash and carry stores, gas stations, drugstores and e-commerce.

During 2009, there was a corporate restructuring involving the merger of Miravalles and FIC. After such restructuring, the Company still holds an interest of 50% in FIC.

Summarized financial information of FIC is under the responsibility of Itaú Unibanco.

The summarized financial information of FIC at December 31, 2010 and 2009 is as follows:

	Consolidated
	12.31.2010	12.31.2009

Current assets	3,118,059	2,665,259
Non-current assets	289,963	214,626
Total assets	3,408,022	2,879,885

Current liabilities	2,783,045	2,224,574
Non-current liabilities	36,259	137,608
Shareholders’ equity	588,718	517,575
Total liabilities and shareholders’ equity	3,408,022	2,879,885
Operating results:
Revenues	918,415	709,858
Operating income	145,756	48,972
Net income	93,302	36,591

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

16.  Investments - Continued

a)    Breakdown of investments (continued)

(ii)   Sendas

Acquisition of non-controlling interest in Sendas Distribuidora

At January 5, 2007, Sendas S.A. notified the Company about the exercise of its right to swap its entire interest in Sendas Distribuidora with preferred shares of the Company. This share swap right would prevail if final decision on the arbitration proceeding filed by Sendas S.A at October 19, 2005 were unfavorable to Sendas S.A. The subject-matter of said arbitration proceeding was to recognize if the partnership between Diniz Group and Casino Group would represent a change of control, fact of which would enable to recognize the exercise of swap option of Sendas Distribuidora’s shares by Sendas S.A.

As at April 29, 2009, the Panel of Conciliation and Arbitration of FGV-RJ rendered an unfavorable decision to Sendas S.A., the swap of interest exercised at January 5, 2007 became legally valid, and as of this date, it is reasonable to define the swap option at the fair value.

As the fair value has been negotiated, under CPC 38 the Company’s financial statements as of January 1, 2009 and for the fiscal year ended December 31, 2009 (including the full adoption of CPCs) reflected the exercise of swap option  with Sendas S.A., estimated at R$128,096, by means of recognition of an equity instrument, determined by the number of preferred shares of CBD (3,566,000 shares) which would be delivered to Sendas S.A, using CBD’s preferred share price on the exercise date of swap option, i.e., January 5, 2007.

Within this context, the Company fully consolidated Sendas Distribuidora in the financial statements of January 1, 2009 and December 31, 2009, not recognizing the corresponding non-controlling interest.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

16.  Investments - Continued

a)    Breakdown of investments (continued)

(ii)   Sendas (continued)

Acquisition of Non-controlling interest in Sendas Distribuidora (continued)

Sendas S.A. and Barcelona Comércio Varejista e Atacadista S.A. (Company’s subsidiary) entered into a Stock Purchase Agreement and Other Covenants, according to which Sendas Distribuidora’s shares held by Sendas S.A. may be transferred to Barcelona Comércio Varejista e Atacadista S.A. This non-controlling interest acquisition was approved by the Board of Directors of CBD, however, this transaction is subject to approval of the Company's shareholders' general meeting, which is a suspensive condition for the operation to be valid. Once met this condition, Sendas S.A. will transfer to Barcelona Comércio Varejista e Atacadista S.A. its entire interest in Sendas Distribuidora, currently corresponding to 42.57% of the capital stock for R$377,000 to be paid as follows: R$59,000 upon the transfer of shares and the remaining amount of R$318,000 in 6 annual and consecutive installments of R$ 53,000, the first installment shall mature in July 2011, adjusted by IPCA (Extended Consumer Price Index) as of the fourth installment, and as July to December 2010 as reference basis. This present value of obligation assumed at December 31, 2010 is R$305,291.

According to CPC 39, an equity instrument shall be reclassified as financial liability as of the date this instrument no longer shows all its characteristics and conditions. The financial liability shall be measured at fair value of instrument on the reclassification date, recognizing in shareholders’ equity any difference between the carrying amount of equity instrument and the fair value of financial liability on the reclassification date.

Therefore, the equity instrument of R$128,096, previously recognized in the Company’s shareholders’ equity was reclassified into financial liability at December 31, 2010, since the negotiation was already in progress on that date. In addition, the financial liability assumed was added against the Company’s shareholders’ equity by the amount of R$177,195, resulting from the difference between the present value of financial liability of R$305,291 and the equity instrument of R$128,096. The recognition in shareholders’ equity is supported by CPC 39.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest

a)    Association with Nova Casa Bahia

Context of the partnership

At December 4, 2009, Casas Bahia Comercial Ltda. (“CB”) and GPA entered into a Shareholders’ Agreement (“Shareholders’ Agreement”) aiming at merging their retail trade of durable goods and electronic commerce of durable goods businesses.

At February 3, 2010 the parties signed a Provisional Agreement for the Maintenance of Operation Reversibility (“APRO”) with the Administrative Council for Economic Defense (“CADE”), which determined that the following actions to be taken: (i) maintenance of “Casas Bahia” and “Ponto Frio” brands, as well as separate advertising campaigns, ensuring investments in propaganda and marketing at levels compatible with previous fiscal years, except for the assumptions resulting from the economic scenario; (iii) the maintenance of stores existing in 146 cities where both “Casas Bahia” and “Ponto Frio” are located; (iii) maintenance of respective warehouses and the Bartira’s furniture plant; (iv) maintenance of respective loan policies; and (v) maintenance of separate procurement structures and their commercial contractual instruments, even though they may jointly operate in this segment.  Except for these specific conditions, both Globex and NCB may adopt the measures necessary to merge their activities and capture the synergies resulting from this operation. This present operation is pending approval from CADE.

At July 1, 2010, NCB’s shareholders entered into an addendum to the Shareholders’ Agreement, in which the parties reviewed certain conditions of the partnership, as well as defined the actions required for their implementation.

As a preliminary phase of this businesses merger, at October 1, 2010, the operating assets of CB were transferred to NCB through a partial spin-off.  This transfer included an equity interest of 25% in Bartira (remainder 75% still under the possession of CB).

Thus, as of October 1, 2010, NCB now operates under the "Casas Bahia” brand, which operates in 11 Brazilian states and in the Federal District, represented by 526 stores and 8 warehouses, selling a wide range of electronic products, home appliances and devices, such as furniture, electronic toys, office supplies, mobile phones, computers and accessories.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

a)    Association with Nova Casa Bahia (continued)

Context of the partnership (continued)

At November 9, 2010, as a preparatory phase of the process to merge NCB’s shares into Globex, CDB centralized the retail trade of durable goods and the electronic commerce of durable goods in Globex.

Thus, the Company injected capital into its subsidiary Globex, used in this specific transaction as intervening party and of the consideration transferred to the acquisition, in the following amount: (i) net assets from the Company’s electronic products operations, established by the “Extra-Eletro” brand, in the amount of R$89,826; (ii) financial investments of R$290,143; and (iii) receivables between the Company’s subsidiaries, in the amount of R$375,550.

As a final phase of the process to merge the retail trade of durable goods, at November 9, 2010, all NCB’s shares were merged into the capital of Globex at the carrying amount, thus, as of that date, NCB became a wholly-owned subsidiary and CBD’s control was maintained. As a result of the share merger, GPA diluted its direct interest in Globex, now holding 52.44% of its capital stock, but maintaining the control of operating and financial decisions pertaining to Globex and its subsidiaries. The share swap ratio was based on an economic valuation of NCB and Globex, at the reference date of June 30, 2010, duly supported by reports drafted by a specialized company.

Determination of the consideration transferred due to the takeover of NCB

With capital contributions established and as part of the merger process of NCB’s shares into the shareholders’ equity of Globex, GPA transferred approximately 47% of its entire investment in Globex to CB, which is determined as total consideration transferred for the takeover of NCB ("total consideration transferred").

Since Globex is a publicly held company, with its shares quoted and traded on the organized market (Bovespa) by independent purchasers and sellers and experts in electric/electronic products segment, for accounting purposes, the fair value of the consideration transferred was determined by the final price of Globex’s common share traded on Bovespa at November 9, 2010, as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

a)    Association with Nova Casa Bahia (continued)

Determination of the consideration transferred due to the takeover of NCB (continued)

12.31.2010

Number of common shares held by CBD, corresponding to a 98.77% interest	168,927,975
Globex common share quote at November 9, 2010 - R$	15.00

Market value (Bovespa) of investment in Globex – 98.77%	2,533,920

47% of market value of investment in Globex assigned to CB’s shareholders	1,193,082

Fixed mandatory dividends to Bartira’s shareholders (i)	6,069

Assets received from CB considered as consideration transferred:

Furniture supply agreement – Bartira, net of income and social contribution taxes (ii)	(93,121)
Call option for controlling interest in Bartira, net of income and social contribution taxes(iii)	(274,563)
Profitable property lease agreement(iv)	(169,028)
Non-controlling interest over assets received (v)	255,260

Value of total consideration transferred	917,699

(i)    According to the Shareholders’ Agreement, Bartira will disproportionally distribute mandatory dividends to its shareholders, in order to ensure that CB receives a total of R$12 million as dividends in the next three years. This mandatory minimum dividend that Bartira shall pay to the Klein family, as a disproportional sharing was considered according to CPC 15 and IFRS 3R, as part of the total consideration transferred for acquisition of control of NCB;

(ii)   Advantageous Furniture supply agreement with Bartira: NCB has an exclusive supply agreement with Bartira.  This agreement holds profitable conditions to NCB in the acquisition of furniture compared to the margins established in the sector. The amount was defined using information on comparable transactions in the market;

(iii)   Advantageous property lease agreement signed with CB: this refers to CB’s properties, which include stores, warehouses and buildings which are purposes of operating lease by NCB. This was measured according to information on comparable transactions in the market;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

a)    Association with Nova Casa Bahia (continued)

Determination of the consideration transferred due to the takeover of NCB (continued)

(iv)  Fair value of Bartira’s call option: the parties granted through the Shareholders’ Agreement, call and put options for the interests held by GPA and CB in Bartira. The conditions are defined as follows:

•    During the lock-up period defined in the Shareholders’ Agreement as 36 months, NCB is eligible to sell is 25% interest in Bartira’s capital stock for one real (R$1.00);

•    During the period from the end of the lock-up period and the end of the 6th year of the agreement, NCB may acquire the remaining 75%  interest in the capital stock of Bartira, currently held by CB, for a total of R$175,000, adjusted by IPCA (Extended Consumer Index Price);

•    Should NCB do not exercise the aforementioned call option at the end of the 6th year, CB shall have to acquire the 25% interest from NCB for a total of R$58,500, adjusted by IPCA;

The fair values of identifiable assets and liabilities acquired from NCB, on the date of business combination were as follows:

	IFRS – opening balance	(i) Fair value of investment held in Bartira	(ii) “Casas Bahia” banner	(iii) Commercial rights	Balance after provisional allocation of purchase price
Assets
Cash and cash equivalents	64,957	-	-	-	64,957
Marketable securities	586,536	-	-	-	586,536
Trade accounts receivable	2,434,960	-	-	-	2,434,960
Inventories	1,360,420	-	-	-	1,360,420
Recoverable taxes	269,352	-	-	-	269,352
Deferred income tax	142,342	(46,770)	(549,242)	(136,344)	(590,014)
Prepaid expenses	58,498	-	-	-	58,498
Other	268,059	-	-	-	268,059
Investments in associated companies	-	137,560	-	-	137,560
Property and equipment	570,889	-	-	-	570,889
Intangible assets	57,217	-	1,615,417	401,011	2,073,645
	5,813,230	90,790	1,066,175	264,667	7,234,862
Liabilities
Trade accounts payable	(1,063,178)	-	-	-	(1,063,177)
Loans and borrowings	(1,438,859)	-	-	-	(1,438,859)
Taxes payable	(448,565)	-	-	-	(448,565)
Deferred revenues	(230,637)	-	-	-	(230,637)
Provision for contingencies	(33,796)	-	-	-	(33,796)
Other	(1,405,165)	-	-	-	(1,405,166)
	(4,620,200)	-	-	-	(4,620,200)
Net assets	1,193,030	90,790	1,066,175	264,667	2,614,662

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

a)    Association with Nova Casa Bahia (continued)

Determination of the consideration transferred due to the takeover of NCB (continued)

(i)    Fair value of investment held in Bartira (25%): it refers to the measurement of fair value of the investment currently held by NCB of 25% of Bartira’s capital stock.  It was measured by EBITDA multiples, obtained from comparable market players.

(ii)   “Casas Bahia” tradename: Casas Bahia is a traditional, well recognized brand in the Brazilian retail trade and is considered one of the most valuable brands, according to specialized brand valuation companies. Considering the strength and recognition of this brand, a market participant should not discontinue it.  Its measurement was based on the royalties relief methodology, which represents the remuneration practiced by the market for using the brand, if it were not acquired;

(iii)   Commercial rights “Fundos de Comércio”: points-of-sale, many of them are located in very busy and large shopping centers.  Usually, shopping centers and street stores charge fees related to the assignment for the right to use the point-of-sale when this asset is transferred. These are measured according to information on comparable transactions in the market;

No contingent liabilities or assets were identified and recognized on the acquisition date, and even if positive, this would be Indemnifiable by CB or GPA, where applicable.

The fair value of the non-controlling interest was measured by applying their interest, through the fair value of identifiable net assets of NCB on the business combination date, as follows:

12.31.2010
Fair value of acquired net assets	2,614,662
Non-controlling interest	47.56%
Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	1,243,533

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

a)    Association with Nova Casa Bahia (continued)

Gains due to bargain purchase

As a result of: (i) measurement of the total consideration transferred due to acquisition of control of NCB; (ii) measurement of non-controlling interest; and (iii) measurement of identifiable assets and liabilities at their fair value, the Company verified on an accounting basis a gain due to bargain price acquisition, in the amount of R$453,569, recognized in the statement of income for the fiscal year ended December 31, 2010, under Other operating expenses as follows:

12.31.2010

Total consideration transferred due to takeover of NCB	(917,699)

Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	(1,243,394)

Fair value of acquired net assets	2,614,662

Gain due to bargain purchase resulting from takeover of NCB	453,569

According to the accounting practices adopted in Brazil and international accounting standards issued by CPC 15 and IFRS 3R, the 47% interest in the capital stock of Globex assigned to CB as total consideration transferred shall be measured at fair value on the business combination date.  Also referring to this standard, this measurement at fair value shall be guided by certain hierarchy, which requires that if shares are quoted on the organized market, they shall be regularly traded on an arm’s length transaction and share quote shall be the information to be used in the measurement of the fair value of investment assigned as part of the total consideration transferred.

Thus, when Globex’s common shares quote was used to calculate the total consideration transferred, the gain due to bargain purchase was determined and duly recognized in the Company’s financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

a)    Association with Nova Casa Bahia (continued)

Gains due to bargain purchase (continued)

Said gain obtained is justifies for CB mainly due to extremely positive future developments deriving from this partnership with GPA. This partnership will allow  to NCB better accesses to financing and synergies in all areas, such as: trade, logistics, administrative and financial areas, among others.

In addition, the partnership with CB will position Globex into a new business level, thus, allowing higher nationwide coverage, scale gains and other benefits to be converted into the benefit of our customers and employees, which will possibly result in a more attractive future profitability, and accordingly, the appreciation of shares held by CB. With 47% interest in Globex, CB will continue actively participating in this operation, whether in the direct management or through the Board of Directors.

Subsequent measurement – provisional allocation of the purchase price

The takeover of NCB was recorded according to the method of acquisition, in accordance with IFRS 3R and CPC 15. The Company did not obtain a final valuation of the fair value of the net assets acquired, so that to complete the valuation of gain due to bargain purchase referring to the acquisition of control of NCB.

Pursuant to IFRS 3R and CPC 15, the Company will complete the collection of data and the valuation of the fair value of net assets acquired and consideration transferred during 2011 within 12 months as of the business combination date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

a)    Association with Nova Casa Bahia (continued)

Subsequent measurement – provisional allocation of the purchase price (continued)

Since the date acquisition of control, thus considering the date when shares were contributed, NCB contributed with R$2,447,676 to sales revenue, net of returns and cancellations, and losses of R$(43,909) to the Company's income before taxes. If business combination had occurred in the beginning of the 2010 fiscal year, NCB would have contributed with R$15,162,481 to sales revenue, net of returns and cancellations and a loss of R$(163,482) for income before taxes.

The transaction costs, amounting to R$100,100, were treated as expenses and included under other operating expenses.

b)    Acquisition of Globex

Context of the acquisition

At June 7, 2009, the Company entered into a Share Purchase Agreement for the acquisition of 86,962,965 common shares, representing 70.2421% of the total and voting capital stock of Globex at the price of R$9.4813 per share, aiming at expanding its durable goods retail trade and durable goods electronic commerce segments. Globex is an important Brazilian retailer focused on electric and electronic devices and furniture, known in the market as “Ponto Frio”. With this acquisition, CBD assumed Brazil's retail leadership with approximately R$26 billion annual sales, more than 1,000 stores and nearly 79,000 employees.

Total consideration transferred, based on the agreement, was R$824,521, R$373,436 in cash and R$451,085 by installments. According to the agreement, the installment amount was subject to conversion into Company’s class B preferred shares, with 10% premium upon conversion, such conversion was accepted by Globex’s former controlling shareholders and approved on Company’s Board of Directors at July 7, 2009.

The Class B preferred shares were issued at the fair value in exchange date. Additionally, these shares are characterized by: (i) no voting rights; (ii) fixed dividends of R$0.01; and (iii) they are not negotiable in the stock market.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

b)    Acquisition of Globex (continued)

Context of the acquisition (continued)

Pursuant to Brazilian Corporate Law, Mandala held a public offering to acquire Globex shares owned by Non-controlling shareholders for R$7.59 per share, corresponding to 80% of the price paid to former controlling shareholders and under same conditions granted thereto, corresponding to R$ 3.44 per share paid in cash and R$ 4.15 per share at term.

Both, former controlling and Non-controlling shareholders’, upon conversion of Class B preferred shares, received an equivalent number of Class A preferred shares, according to the following schedule:

a. 32% were converted on the date the operation was approved at the Company’s Special Shareholders’ Meeting held at July 6, 2009;

b. 28% were converted at January 7,2010;

c. 20% were converted at July 7, 2010; and

d. 20% were converted at January 7, 2011.

The Company also ensured the minimum price of R$40.00 per share for class A preferred shares upon conversion, adjusted by CDI of July 7, 2009 until the conversion date. Therefore, if the amount of class A shares (calculated according to the weighted average of prices per volume obtained in fifteen (15) trading sessions of BOVESPA immediately before each conversion) is less than R$40.00 plus the adjustment according to CDI, the Company will pay the difference in cash.

     In the first conversion made at July 6, 2009, the Company paid an additional amount of R$5,669 to Globex’s former controlling shareholders. This amount was recorded as reduction in the value of shares issued on the acquisition date (a reduction in “Other reserves” account, under shareholders’ equity). In the second, third and fourth conversions made at January 7, 2010, July 7, 2010 and January 7, 2011, no additional amount has been paid.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

b)    Acquisition of Globex (continued)

The Company finalized a public offering at February 9, 2010, for the remaining Non-controlling shareholders of Globex, acquiring an additional 4,102,220 common shares representing approximately 3.3% of its capital stock. After acquisitions through the public offering, the Company held 98.77% of Globex’ capital stock, with a consideration transferred by the acquisition of Non-controlling interest of R$ 28,428 in cash and 137,014 Class B Preferred Shares for the additional interest of 3.3%. Said interest subsequently changed with the transaction involving NCB, as per item (a) above.

Considering that the first and second conversion dates have already occurred, 60% of the Class B Preferred Shares delivered as payment for the second public offering, were converted into Class A Preferred Shares at February 17, 2010.

Globex was acquired through the Company’s subsidiary, Mandala, and the operation was duly approved at the Special Shareholders’ Meeting held at July 6, 2009.

Determination of consideration transferred due to acquisition of Globex

Total consideration transferred due to acquisition of Globex is defined by the amount paid to former controlling and non-controlling shareholders through the public tender offer (OPA), held in 2009 and 2010, as follows:

12.31.2010

Installment paid in cash	932,142
Share-based payment	200,290
Value of total consideration transferred	1,132,432

Fair values of identifiable assets and liabilities acquired

The fair values of identifiable assets and liabilities acquired from Globex on the business combination date are the following:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

b)    Acquisition of Globex (continued)

Fair values of identifiable assets and liabilities acquired

The fair values of identifiable assets and liabilities acquired from Globex on the business combination date are the following:

								Deferred income tax on goodwill base difference	Balance after allocation of purchase price
	Opening balance	Judicial deposits	Contingent liabilities	Trademark	“Commercial rights"	List of clients	Fair value of fixed assets
Assets
Cash and cash equivalents	82,765								82,765
Trade accounts receivable	689,534								689,534
inventories	407,220								407,220
Taxes recoverable	183,117								183,117
Deferred income tax	292,589	15,371	70,701	(135,862)	(66,862)	(11,651)	(33,694)	129,498	260,091
Judicial deposits	57,033	(45,209)							11,824
Other	125,086								125,086
Investments in associated companies	14,987								14,987
Fixed assets	193,359						99,099		292,458
Intangible assets	41,313			399,593	196,654	34,268			671,828
	2,087,004	(29,838)	70,701	263,731	129,792	22,617	65,405	129,498	2,738,910
Liabilities
Accounts payable	(542,135)								(542,135)
Borrowings and financing	(405,179)								(405,179)
Taxes payable	(141,357)								(141,357)
Dividends payable	(1,672)								(1,672)
Provision for contingencies	(220,163)		(207,945)						(428,108)
Other	(300,641)								(300,641)
Minority	(21,604)	1,355	6,231	(11,973)	(5,893)	(1,027)	(2,969)		(35,881)
	(1,632,751)	1,355	(201,714)	(11,973)	(5,893)	(1,027)	(2,969)	-	(1,854,973)
Net assets	454,253	(28,483)	(131,013)	251,758	123,899	21,590	62,436	129,498	883,937

Goodwill from acquisition	678,179								248,495

Acquired net assets	1,132,432								1,132,432

Considerations paid in shares	200,290								200,290
Considerations paid in cash	932,142								932,142
Total considerations paid	1,132,432								1,132,432

(i)  “Ponto Frio and Ponto Frio.Com” tradename: Ponto Frio and PontoFrio.com are traditional and well-known tradenames in Brazil’s retail trade. Considering this brand strength and recognition, a market participant should not discontinue it. Its measurement was based on the royalties relief methodology, which represents how much would be the remuneration practiced by the market for the utilization of brand, if it were not acquired;

(ii) Commercial Rights “Fundo de Comércio”: the points-of-sale are one of Globex’s strengths for any market participant, most of them are located in very busy shopping centers. Usually, shopping centers and street stores charge fees related to the assignment for the right to use the point-of-sale when this asset is transferred.  These are measured according to information on comparable transactions in the market;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

b)    Acquisition of Globex (continued)

Fair values of identifiable assets and liabilities acquired (continued)

(iii)       Deferred income tax and social contribution over differences between the taxable basis of tax and accounting goodwill, under CPC 32;

(iv)      Contingent liabilities: non-recorded provisions on the acquisition date, as they do not meet the CPC 25 requirements, recorded in business combination according to CPC 15 requirement (See Note 19);

(v)      Customer relationship: this is related to the customer base held by Banco Investcred, mainly through Private Label cards, corporate clients and e-commerce channel and is Brazil’s 7th largest e-commerce web site.

(vi)      Judicial deposits: these refer to adjustment to recoverable value of judicial deposits existing on the business combination date;

(vii)     Surplus value of property and equipment: the Company evaluated the fair value of property and equipment acquired, identifying an adjustment of R$99,099, duly recognized in the opening balance sheet.

Calculation of goodwill generated in the acquisition of Globex

As a result of: (i) measurement of total consideration transferred due to takeover of Globex and (ii) measurement of identifiable assets and liabilities, the Company verified on accounts at December 31,2010, a goodwill amounting to R$248,495 (R$248,495 in 2009), recognized in “Intangible Assets” as shown below:

12.31.2010

Total consideration transferred due to takeover of Globex	1,132,432

Fair value of acquired net assets	754,439

Income and social contribution taxes on difference of book and goodwill tax basis – CPC 32	(129,498)

Goodwill from takeover of Globex	(248,495)

The goodwill is based on synergies and future profitability which will be obtained by the consolidation of durable goods and electronic commerce of the Company, with operations acquired.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

17.  Business combinations and acquisition of Non-controlling interest - Continued

c)    E-Hub Acquisition

At November 8, 2010, Globex and PF.com subsidiary signed an agreement to acquire the remaining interest of 55% in E-Hub (service company in the electronic commerce segment). E-Hub was a joint venture recorded as investment in affiliated companies. Former owners of E-Hub assigned 55% of their interest in this company, besides paying R$20,000 to mature at January 8, 2013, in exchange of 6% of PF.com subsidiary.

The parties signed a shareholders’ agreement with 7-year duration and mutually guaranteed by preemptive right in any offer related to this interest, always at market values.

Net assets of E-Hub at book value summed up R$1,041, and 6% of PF.Com, also at book value amounted to R$894. This operation resulted in a gain of which R$20,147 were deferred to liabilities until fair values of the operation are calculated during measurement period.

18. Loans and borrowings

(i)    Breakdown of debt

		Parent Company
	Note	12.31.2010	12.31.2009	01.01.2009

Debentures
Debentures	18c	523,574	22,843	35,681
Swap agreements	18a	598	654	2,024
Borrowing costs		(3,497)	(4,111)	(844)
		520,675	19,386	36,861
Local currency
BNDES	18b	39,099	110,501	93,057
Financial lease	21	20,789	20,273	21,555
Swap agreements	18a	(3)	(1,625)	(3,862)
Borrowing costs		(4,525)	(304)	(3,400)
		55,360	128,845	107,350

Foreign currency
BNDES	18b	-	654	10,562
Working capital	18a	366,592	1,970	184,526
Swap agreements	18a	35,778	(7,218)	(21,069)
Borrowing costs		(372)	(182)	(183)
		401,998	(4,776)	173,836
Total current		978,033	143,455	318,047

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings - Continued

(i)    Breakdown of debt (continued)

		Consolidated
	Note	12.31.2010	12.31.2009	01.01.2009

Debentures
Debentures	18c	523,574	22,843	35,681
Swap agreements	18a	598	654	2,024
Borrowing costs		(3,497)	(4,111)	(844)
		520,675	19,386	36,861
Local currency
BNDES	18b	80,905	110,501	93,057
Working capital	18a	1,604,525	27,593	-
Financial lease	21	71,277	38,711	32,289
Swap agreements		(439)	(4,340)	(3,862)
Borrowing costs		(6,770)	(422)	(3,870)
		1,749,498	172,043	117,614

Foreign currency
BNDES	18b	-	33,897	10,562
Working capital	18a	414,140	175,244	182,355
Swap agreements	18a	43,856	129,635	(12,267)
Borrowing costs		(662)	(497)	(565)
		457,334	338,279	180,085

Total current		2,727,507	529,708	334,560

		Parent Company
	Note	12.31.2010	12.31.2009	01.01.2009
Debentures
Debentures	18d	1,075,538	1,492,893	779,650
Borrowing costs		(8,066)	(11,537)	(1,782)
		1,067,472	1,481,356	777,868

Local currency
BNDES	18b	358,053	(192)	109,750
Working capital	18a	703,049	345,310	381,089
Financial lease	21	66,129	50,356	53,430
Swap agreements	18a	7,967	(6,675)	7,819
Borrowing costs		(9,486)	(106)	(410)
		1,125,712	388,693	551,678

Foreign currency
BNDES	18b	-	-	877
Working capital	18a	296,147	361,346	461,840
Swap agreements	18a	35,055	19,047	(107,618)
Borrowing costs		(426)	(76)	(256)
		330,776	380,317	354,843

Total noncurrent		2,523,960	2,250,366	1,684,389

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings - Continued

(i)    Breakdown of debt (continued)

		Consolidated
	Note	12.31.2010	12.31.2009	01.01.2009
Debentures
Debentures	18d	1,075,538	1,492,893	779,650
Borrowing costs		(8,066)	(11,537)	(1,782)
		1,067,472	1,481,356	777,868

Local currency
BNDES	18b	381,519	29,117	109,750
Working capital	18a	1,073,135	409,063	430,189
FIDCs	11	2,280,517	1,077,727	930,849
Financial lease	21	113,277	84,192	74,765
Swap agreements	18a	8,134	(10,397)	11,403
Borrowing costs		(12,535)	(106)	(513)
		3,844,047	1,589,596	1,556,443

Foreign currency
BNDES	18b	-	-	877
Working capital	18a	617,826	488,508	837,804
Swap agreements	18a	63,059	23,449	(79,561)
Borrowing costs		(468)	(310)	(807)
		680,417	511,647	758,313

Total noncurrent		5,591,936	3,582,599	3,092,624

(ii)   Noncurrent maturity

Year	Parent Company	Consolidated
From 13 to 24 months	345,329	1,735,547
From 25 to 36 months	1,003,877	2,677,642
From 37 to 48 months	700,329	700,630
From 49 to 60 months	138,993	137,391
Over 60 months	353,411	361,532
Subtotal	2,541,939	5,612,742

Borrowing costs	(17,979)	(20,806)
Total	2,523,960	5,591,936

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings - Continued

a)    Working capital financing

Obtained from local banks, mainly used to finance the Company’s working capital. The loans have no collateral.

			Parent Company
		Rate	12.31.2010	12.31.2009	01.01.2009
Debt
Local currency
Brasil	CDI	12.0%	703,049	345,310	381,089
			703,049	345,310	381,089

Foreign currency
ABN AMRO	YEN	1.69%	129,154	118,271	156,269
Santander	USD	5.94%	237,438	245,045	490,097
Itau BBA	USD	100.0%	296,147	-
			662,739	363,316	646,366
Swap agreements
ABN AMRO	CDI	101.8%	(17,037)	(8,131)	(44,835)
Santander	CDI	101.6%	52,814	19,047	(92,775)
Itau BBA	CDI	100.0%	35,055	(9,284)	3,957
Votorantim	CDI		-	195	1,861
Pactual	CDI		-	718	7,062
Brasil	CDI	103.5%	7,964	984	-
			78,797	3,529	(124,730)
			1,444,585	712,155	902,725

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings- Continued

(ii)   Noncurrent maturity (continued)

a)    Working capital financing (continued)

			Consolidated
		Rate	2010	2009	01.01.2009
Debt
Local currency
Itaú Unibanco			-	4	-
Brasil	CDI	12.0%	1,310,708	404,332	430,189
Santander	CDI		190,317	-	-
Itaú Unibanco	CDI	1.5%	15	1,705	-
Safra	CDI		540,362	-	-
Bradesco	CDI		620,407	-	-
HSBC	CDI		4,811	-	-
IBM	CDI	0.8%	-	25,517	-
Alfa	CDI	1.5%	11,040	5,101	-
			2,677,660	436,659	430,189

Foreign currency
ABN AMRO	YEN	4.92%	252,556	381,524	480,736
Santander	USD	5.94%	337,693	282,225	539,423
Itaú BBA	USD	100.0%	296,147	-	-
Brasil	YEN		145,571	-	-
			1,031,967	663,749	1,020,159
Swap agreements
ABN AMRO	CDI	104.2%	4,188	102,902	(23,689)
Santander	CDI	101.6%	56,558	49,269	(92,775)
Itaú BBA	CDI	100.0%	35,055	(15,837)	7,541
Votorantim	CDI		-	197	17,574
Pactual	CDI		-	718	7,062
Brasil	CDI	103.6%	18,808	1,098	-
			114,609	138,347	(84,287)

			3,824,236	1,238,755	1,366,061

The Company uses swap transactions to exchange U.S. dollar-denominated and yen-denominated obligations and fixed interest rates to the Brazilian real pegged to CDI (floating) interest rate. The Company contracts swap operations with the same counterparty currency and interest rates swap transactions. The CDI annual benchmark rate at December 31, 2010 was 9.87% (9.88% in 2009).

The Company signed promissory notes and letters of guarantee in the amount of R$37,346 given as collateral for loans and borrowings with Banco IBM and Brazilian Development Bank (BNDES).

There are also borrowings to customers of NCB subsidiary, with sales made and monthly installments, including financial charges at the average annual rate of 12.31% over which the subsidiary has co-obligation with financial institutions, collateralized by promissory notes issued by subsidiary and by the transfer of  receivables to securitization fund.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings - Continued

(ii)   Noncurrent maturity (continued)

b)    BNDES credit line

The line of credit agreements  denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are subject to the indexation based on the TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual fixed interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and it must comply with certain financial ratios, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The Company controls and monitors these indexes.

At December 31, 2010, the Company was in compliance with the aforementioned clauses.

Parent Company
Annual financial charges	Grace period in months	Number of monthly installments	Maturity	12.31.2010	12.31.2009	01.01.2009
Currency basket + 4.125%	14	60	Jan/10		654	11,439
TJLP + 4.125%	12	60	Nov/09	-	-	51,730
TJLP + 1.0%	12	60	Nov/09	-	-	3,124
TJLP + 3.2%	6	60	Nov/12	63,336	96,385	129,277
TJLP + 2.7%	6	60	Nov/12	9,150	13,924	18,676
TLJP+ 4.5%	18	60	Dec/16	40,000	-	-
TLJP+ 4.5%	18	60	Dec/16	41,000	-	-
TLJP+ 4.5%	18	60	Dec/16	98,663	-	-
TLJP+ 4.5%	12	60	Dec/16	45,000	-	-
TLJP+ 4.5%	12	60	Dec/16	100,000	-	-
				397,152	110,963	214,246

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings - Continued

(ii)   Noncurrent maturity (continued)

b)    BNDES credit line (continued)

Consolidated
Annual financial charges	Grace period in months	Number of monthly installments	Maturity	12.31.2010	12.312.2009	01.01.2009
Currency basket + 4.125%	14	60	Jan/10	-	654	11,439
TJLP + 4.125%	12	60	Nov/09	-	-	51,730
TJLP + 1.0%	12	60	Nov/09		-	3,124
TJLP + 3.2%	6	60	Nov/12	63,339	96,385	129,277
TJLP + 2.7%	6	60	Nov/12	9,150	13,924	18,676
TLJP + 4.5%	4	24	Feb/10	-	7,336	-
TLJP + 4.5%	5	24	Jan/11	149	4,018	-
TJLP + 2.3%	3	11	Nov/11	8,889	-
	3	11	Nov/11	1,109	-
TLJP+ 2.3%	5	48	May/12	4,459	2,538	-
TLJP+ 2.3%	11	48	Jun/13	43,591	13,035	-
TLJP+ 2.8%	7	48	Nov/11	4,183	25,910	-
TLJP+ 2.8%	6	48	May/12	2,725	9,715	-
TLJP+ 4.5%	3	48	Dec/14	170	-	-
TLJP+ 4.5%	18	60	Dec/16	40,000	-	-
TLJP+ 4.5%	18	60	Dec/16	41,000	-	-
TLJP+ 4.5%	18	60	Dec/16	98,663	-	-
TLJP+ 4.5%	12	60	Dec/16	45,000	-	-
TLJP+ 4.5%	12	60	Dec/16	100,000	-	-
				462,424	173,515	214,246

c)    Redeemable PAFIDC quotas

As per CPC 38, the Company records the amounts related to the senior quotas as “Loans and borrowings”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings - Continued

(ii)   Noncurrent maturity (continued)

d)    Debentures

	Parent Company and Consolidated
	Type	Outstanding debentures	Annual financial charges	Unit price	12.31.2010	12.31.2009	01.01.2009

6th Issue – 1st Series	No preference	54,000	CDI + 0.5%	10,458	559,195	555,821	564,713
6th Issue – 1st Series	No preference	23,965	CDI + 0.5%	10,458	248,169	246,672	250,618
7th Issue – 1st Series	No preference	200	119% of CDI	1,056,320	234,979	211,264	-
8th Issue – 1st Series	No preference	500	109.5% of CDI	1,003,959	555,772	501,979	-
6th Issue – 1st and 2ndSeries	Interest swap	-	104.96% of CDI	-	598	655	2,024
Funding cost					(10,566)	(15,649)	(2,626)
Current and noncurrent					1,588,147	1,500,742	814,729
Noncurrent liabilities					1,067,472	1,481,356	777,868
Current liabilities					520,675	19,386	36,861

(i)    Breakdown of outstanding debentures

	Number of debentures	Value

At January 1, 2009	77,965	814,729

Interest paid	-	(92,988)
Interest accrued	-	79,001
7th Issue	200,000	200,000
8th Issue	500,000	500,000
At December 31, 2009	777,965	1,500,742

Interest paid		(73,319)
Interest accrued		160,717
At December 31, 2010	777,965	1,588,147

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings - Continued

(ii)   Noncurrent maturity (continued)

d)    Debentures (continued)

(ii)   Additional information

6th issue – On March 27, 2007, the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$ 779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

Two series: 54,000 and 23,965 debentures were issued in the first and second series, respectively.

Class and convertibility: not convertible into shares issued by the Company.

Type: unsecured.

Issue date: March 1, 2007.

Term and maturity: seventy-two (72) months, thus maturing on March 1, 2013.

Remuneration: daily average rate of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, of principal, due half-yearly, as of the issue date, always on March and September 1 every year.

Amortization: to be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. On each amortization payment date, 25,988 debentures will be paid.

Guarantee: not guaranteed.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings - Continued

(ii)   Noncurrent maturity (continued)

d)    Debentures (continued)

(ii)   Additional information (continued)

Optional early redemption: as of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement of premium corresponding to, at most, 1.5%, calculated on a “pro rata temporis” basis, decreasing over time. The partial redemption, if applicable, may occur through a draw, pursuant to paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules.

Financial ratios: calculated based on the Company’s consolidated financial statements in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2010 the Company was in full compliance with all these ratios.

Utilization of funds: the funds raised through the series of the 6th issue of debentures will be used by the Company to strengthen working capital and to pay current debt.

7th issue – at June 8, 2010, the Company’s Board of Directors approved the issue and the restricted offering of 200 non-convertible debentures, in the total amount of R$ 200,000. The debentures issued within the scope of the 7th issue have the following characteristics:

Series: single

Class and convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured.

Issue date: June 15, 2009.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings - Continued

(ii)   Noncurrent maturity (continued)

d)    Debentures (continued)

(ii)   Additional information (continued)

Term and maturity: seven hundred and twenty (720) days as of the issue date, thus maturing on June 5, 2011.

Remuneration: 119% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

Amortization: amortization in a lump sum on the maturity date.

Early redemption: not applicable.

Guarantee: no guarantee.

Financial ratios: calculated based on the Company’s consolidated financial statements: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2010 the Company was in full compliance with all these ratios.

Utilization of funds: funds raised by means of the 7th issue shall be exclusively used by the Company to acquire farming and ranching products with its vendors who are agricultural producers and/or cooperatives listed in the respective Deed of Issue within a term not exceeding five (5) months as of the issue date to be sold at the Company’s establishments.

8th issue – at December 4, 2010, the Company’s Board of Directors approved the issue and the restricted offering of 500 non-convertible debentures, in the total amount of R$ 500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

Series: single.

Class and convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings - Continued

(ii)   Noncurrent maturity (continued)

d)    Debentures (continued)

(ii)   Additional information (continued)

Type: unsecured.

Issue date: December 15, 2009.

Term and maturity: sixty (60) months as of the issue date, thus maturing at December 15, 2014.

Remuneration: 109.5% average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of two hundred and fifty-two (252) days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

Amortization: the unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$ 1,000,000) will be paid.

Early redemption: the Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

Guarantee: no guarantee.

Financial ratios: calculated based on the Company’s consolidated financial statements prepared under BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2010 the Company was in full compliance with all these ratios.

Utilization of funds: the funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen its working capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

18. Loans and borrowings - Continued

(ii)   Noncurrent maturity (continued)

e)    Interbank

This refers to interbank deposits raised by Banco Investcred - BINV, with short and long-term maturities, monetarily restated in domestic currency, based on the variation of the Interbank Deposit Certificates (CDI), without guarantees.

19. Financial instruments

The Company uses financial instruments in order to sustain its growth strategy. The derivative transactions have the exclusive objective of reducing the exposure to the foreign currency fluctuation and interest rate risks and to maintain a balanced capital structure.

Financial instruments have been reported pursuant to CPCs 38 and 39. The main financial instruments and their amounts by category are as follows:

		Parent Company
	Carrying amount			Fair value
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Cash and cash equivalents	1,757,576	1,927,480	1,251,631	1,757,576	1,927,480	1,251,631
Receivables and FIDC	800,772	950,467	946,154	800,772	950,467	946,154
Related parties, net	597,262	466,327	509,818	597,262	466,327	509,818
Vendors	(2,219,699)	(2,327,444)	(1,834,286)	(2,219,699)	(2,327,444)	(1,834,286)
Loans and borrowings	(1,913,846)	(893,079)	(1,187,707)	(1,920,751)	(903,669)	(1,187,707)
Debentures	(1,588,147)	(1,500,742)	(814,729)	(1,580,328)	(1,481,880)	(775,764)
Net exposure	(2,566,802)	(1,376,991)	(1,129,119)	(2,565,168)	(1,368,719)	(1,090,154)

		Consolidated
	Carrying amount			Fair value
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Cash and cash equivalents	3,817,994	2,343,243	1,623,516	3,817,994	2,343,243	1,623,,516
Financial investments	608,001	-	-	608,001	-	-
Receivables and FIDC	4,408,867	2,784,475	2,251,546	4,408,867	2,784,475	2,251,546
Related parties, net	(115,874)	(34,368)	64,039	(115,874)	(34,368)	64,039
Vendors	(5,306,349)	(4,004,397)	(2,409,501)	(5,306,349)	(4,004,397)	(2,409,501)
Loans and borrowings	(6,731,296)	(2,611,565)	(2,612,455)	(6,738,202)	(2,624,554)	(2,612,455)
Debentures	(1,588,147)	(1,500,742)	(814,729)	(1,580,328)	(1,481,880)	(775,764)
Net exposure	(4,906,804)	(3,023,354)	(1,683,848)	(4,905,891)	(3,017,481)	(1,641,614)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

19. Financial instruments - Continued

The Company adopts risk control policies and procedures, as outlined below:

a)    Considerations on risk factors that may affect the business of the Company

(i)    Credit risk

•      Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and take into consideration monetary limits and financial institution credit ratings, which are frequently updated (Note 8).

•      Trade accounts receivables: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales (0.59% of sales in the 4th quarter).

•      The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with renowned financial institutions and credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated shares held by the Company (Note 11).

(ii)   Interest rate risk

The Company is subject to increased interest rate risk, due to the CDI related debts. Balances of marketable securities indexed by CDI, partially offset this effect.

(iii)   Exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase the liabilities balances of foreign currency-denominated loans. Therefore, the Company enters into swap agreements to hedge against exchange variation deriving from foreign currency-denominated loans.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

19. Financial instruments - Continued

a)    Considerations on risk factors that may affect the business of the Company (continued)

(iv)  Derivative financial instruments

The Company’s derivatives contracted before December 31, 2008, are  measured at fair value through income, including: (i) Swap agreements of foreign currency debts (U.S. dollars and Japanese yen), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$2,760,149 and R$1,000,753 at December 31, 2010 and 2009. These instruments are contracted with the same financing terms and the with same financial institution, within the limits approved by Management and (ii) The remaining swap agreements are primarily related to debentures and BNDES loans, exchanging variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policy, swaps with caps are not allowed, as well as return clauses, double index, flexible options or any other types of options different from traditional swaps, for speculative purposes, rather than for hedging purposes.

The Company designates some of its swap agreements as fair value hedges. These agreements cover a portion of foreign currency debts (U.S. dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$114,612 and R$154,184 at December 31, 2010 and 2009. These instruments are contracted with the same terms of the financing agreement, preferably with same financial institution and within the limits approved by Management.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

19. Financial instruments - Continued

a)    Considerations on risk factors that may affect the business of the Company (continued)

(iv)  Derivative financial instruments (continued)

		Parent Company			Consolidated
		Notional value			Fair value
		12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Fair value hedge
Purpose of hedge (debt)		980,000	390,000	-	1,021,220	390,352	-

Long position
Pre-fixed rate	12.01% p.a.	980,000	390,000	-	1,021,220	391,722	-

Short position
	% CDI 103.7% p.a.	(980,000)	(390,000)	-	(1,028,918)	(392,822)	-
Net position			-	-	(7,698)	(1,100)	-

		Parent Company			Consolidated
		Notional value			Fair value
		12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Swap agreements measured by fair value through income

Asset position
USD + Fixed	5.92%p.a.	892,268	502,522	635,574	917,927	545,442	863,327
YEN + Fixed	1.69%p.a.	108,231	108,231	108,231	127,371	118,271	156,270
CDI + Fixed	100%CDI+0.05%p.a.	779,650	779,650	779,650	812,199	810,098	776,366
USD + Fixed	100%CDI–4.61%p.a.		2,706	12,263		529	9,892
		1,780,149	1,393,109	1,535,718	1,857,497	1,474,340	1,805,855
Liability position
% CDI		(1,780,149)	(1,393,109)	(1,535,718)	(1,963,985)	(1,628,078)	(1,535,718)
Swap net position		-	-		(106,488)	(153,738)	270,137

Total swap net position		-	-		(114,018)	(154,838)	89,904

At December 31, 2010 and 2009, the fair value of R$114,018 and R$154,838 payable is recorded in “loans and borrowings”, respectively.

The effects of fair value hedges in the net financial result line of income statement were R$11,027 for the year ended December 31, 2010 and R$(9,446) at December 31, 2009.

Other instruments marked to fair value showed effects of R$297 and R$552 in the financial result line in the income statement for the years ended December 31, 2010 and 2009, respectively.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

19. Financial instruments - Continued

a)    Considerations on risk factors that may affect the business of the Company (continued)

(v)   Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of BM&F Bovespa and discounting them to present value, using CDI market rates for swaps published by BM&F Bovespa.

Fair values of swaps –the exchange of the dollar and fixed coupon rate for the CDI projection was obtained by using exchange rates prevailing in the market on the balance sheet dates and rates projected by the market obtained from currency coupon curves. In order to determine the coupon of foreign currency indexed-positions, the straight line convention of 360 consecutive days was adopted and to determine the coupon of CDI indexed-positions the exponential convention of 252 business days was adopted.

b)    Sensitivity analysis of derivative financial instruments

Below is a sensitivity analysis chart, for each type of market risk deemed as relevant by Management.

The Company assessed the most likely scenario, at each contract maturity date using the BM&F BOVESPA market projection for currency and interest rates. The reasonably possible scenario is used by the Company to estimate the fair value of the financial instruments. For scenarios II and III, the Company assumes a deterioration of 25% (scenario II) and 50% (scenario III – extreme situation scenario) of the market projection for currency and interest rates.

The Company disclosed the net exposure of the derivatives and corresponding financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

19. Financial instruments - Continued

b)    Analysis of sensitivity of derivative financial instruments (continued)

(i)    Fair value hedge (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	Rate increase	(972,228)	(1,043,186)	(1,109,476)
Swap (asset position in pre-fixed rate)	Rate increase	966,104	1,035,156	1,099,378
	Net effect	(6,124)	(8,030)	(10,098)

Swap (liability position in CDI)	CDI decrease	(962,458)	(1,024,960)	(1,079,571)
Total net effect		-	(64,408)	(121,087)

(ii)   Derivatives accounted for at fair value through income

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	USD increase	(1,262,700)	(1,578,374)	(1,894,049)
Swap (asset position in pre-fixed rate)	USD increase	1,269,696	1,587,121	1,904,546
	Net effect	6,996	8,747	10,497

Debt – YEN	YEN increase	(140,313)	(175,391)	(210,469)
Swap (asset position in YEN)	YEN increase	140,313	175,391	210,469
	Net effect	-	-	-

Swap (liability position in CDI)	CDI decrease	(1,267,652)	(1,326,720)	(1,387,808)

Total net effect		-	(57,317)	(116,655)

		Market projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Swap (short position in USD)	USD decrease	989,318	1,032,415	1,074,978
Swap (long position in CDI)	CDI increase	(989,298)	(1,034,550)	(1,079,264)
	Net effect	20	(2,135)	(4,286)

Net total effect		-	(2,135)	(4,286)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

19. Financial instruments - Continued

b)    Analysis of sensitivity of derivative financial instruments (continued)

(ii)   Other financial instruments

		Balance at December 31, 2010	Market projection
Transactions	Risk		Scenario I	Scenario II	Scenario III

Loans and borrowings :
Debentures:
6th issue	100.05% of CDI	807,364	909,580	1,033,307	1,200,943
7th issue	119.00% of CDI	235,977	314,791	423,440	582,728
8th issue	109.50% of CDI	555,772	682,206	844,408	1,069,285
Total debentures		1,599,113	1,906,577	2,301,155	2,852,956

PAFIDC (Senior quotas)	109.5% of CDI	1,096,130	1,290,200	1,531,330	1,859,452
Total loans and borrowings exposure		2,695,243	3,196,777	3,832,485	4,712,408

Marketable securities (*)	100.60% of CDI	4,094,969	4,618,003	5,251,396	6,109,415
Total net exposure (and deterioration compared to scenario I)		1,399,726	21,499	(2,315)	(24,219)
(*) weighted average

Sensitivity assumptions

The Company used projected future interest and U.S. dollar rates, obtained with BM&F on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at fair value on respective maturity dates, as well as their related debts (hedged items) and other Company’s financial instruments.

The total net effect of scenarios mentioned above is primarily due to the Company’s exposure to CDI.

The Company has in its subsidiary Globex, at December 31, 2010, an amount of R$16,618 (US$9,548 thousand) related to cash balances in banks and R$1,456 (US$837 thousand) related to U.S. dollar-denominated investments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

19. Financial instruments - Continued

c)    Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized below:

	2010	Significant other observable assumptions (Level 2)

Cross-currency interest rate swaps	(92,058)	(92,058)
Interest rate swaps	(7,100)	(7,100)
	(99,158)	(99,158)

Cash and cash equivalents are classified within Level 2 and the fair value is estimated based on broker reports that utilize quoted market prices for similar instruments.

The fair value of other financial instruments described in Note 18 (a) (v) approximate carrying value based on existing payment terms. The Company has no outstanding assets or liabilities in which its fair value could be measured using prices based on active markets for identical instruments (Level 1) and significant unobservable inputs (Level 3) at December 31, 2010 and 2009.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

19. Financial instruments - Continued

c)    Fair value measurements (continued)

At December 31, 2010, the derivatives position was presented as follows

					Amount payable or receivable			Fair value
Description	Counterparties	Notional	Contracting date	Maturity	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Exchange swaps registered at CETIP (JPY x CDI)	ABN AMRO	YEN 6,281,550	10/30/2007	10/30/2011	19,005	8,734	51,915	17,037	8,131	44.292

	Santander	US$40,000	11/21/2007	04/29/2011	(19,263)	(11,031)	18,830	(17,841)	(6,614)	18.084
		US$40,000	11/21/2007	05/31/2011	(19,259)	(11,028)	18,383	(17,611)	(6,351)	18.045
		US$40,000	11/21/2007	06/30/2011	(19,238)	(11,011)	18,397	(17,362)	(6,081)	18.037
		US$57,471	04/16/2010	04/10/2013	(9,121)	-	-	(3,746)	-	-
		US$75,000	11/05/2007	10/26/2009	-	-	37,545			38.608
Exchange swaps registered at CETIP (USD x CDI)	ABN AMRO	US$40,000	03/14/2008	03/02/2012	(15,284)	(6,890)	22,186	(13,146)	(2,777)	17.885
		US$15,000	03/14/2008	12/20/2011	(5,749)	(2,595)	8,313	(5,008)	(1,134)	6.849
		US$10,000	03/14/2008	12/20/2010	-	(1,742)	5,527	-	(1,156)	5,084
		US$10,000	03/14/2008	12/20/2011	(3,631)	(1,597)	5,618	(3,071)	(492)	4,879
		US$25,000	05/10/2005	04/13/2010	-	(54,667)	(28,469)	-	(53,954)	(28.899)
		US$25,000	06/10/2005	05/13/2010	-	(52,438)	(26,552)	-	(51,521)	(26.944)

	Pactual	US$14,474	12/11/2003	01/15/2010	-	(522)	(5,287)	-	(521)	(5.123)
		US$5,018	07/16/2004	01/15/2010	-	(198)	(1,980)	-	(198)	(1.939)

	Votorantim	US$20,000	07/05/2005	06/10/2010	-	(30,927)	(14,681)	-	(30,223)	(14.927)
		US$5,304	09/23/2004	01/15/2010	-	(195)	(1,888)	-	(195)	(1.861)
									-	-
	Brasil	US$84,000	03/31/2010	03/12/2012	(19,317)	-	-	(11,113)	-	-
	Itaú	US$175,000	07/01/2010	09/07/2013	(37,229)	-	-	(35,055)	-	-
	Banco do Brasil	R$150,000	12/28/2009	01/03/2011	-	29	-	-	(399)	-
	(*)	R$117,000	12/23/2010	12/18/2013	29	-	-	(1,253)	-	-
	(*)	R$33,000	12/23/2010	01/03/2011	11	-	-	(95)	-	-
Interest rate swap registered at CETIP (Prefixed rate x CDI)		R$160,000	12/28/2009	01/24/2011	-	33	-	-	(495)	-
	(*)	R$160,000	12/23/2010	01/24/2011	52	-	-	(513)	-	-
						-	-			-
		R$35,000	12/28/2009	03/11/2011	-	9	-	-	(90)	-
	(*)	R$35,000	12/23/2010	03/11/2011	11	-	-	(154)	-	-
		R$45,000	12/28/2009	03/11/2011	461	11	-	437	(116)	-
		R$80,000	06/28/2010	06/12/2013	404	-	-	(847)	-	-
		R$130,000	06/28/2010	06/06/2014	575	-	-	(2,190)	-	-
		R$130,000	06/28/2010	06/02/2015	511	-	-	(2,915)	-	-
	Santander	R$200,000	03/31/2010	03/07/2013	2,627	-	-	362	-	-
	Unibanco	R$779,650	06/25/2007	03/01/2013	(6)	234	(353)	598	(654)	(2.023)
	Santander	R$50,000	06/28/2010	06/12/2013	297	-	-	(531)	-	-
	(*) Renewal of agreements				Total			(114,017)	(154,838)	89,904

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

20.  Provision for contingencies

Provision for contingencies is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

	Parent Company
	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at January 1, 2009	1,030,560	29,482	-	109,713	1,169,755

Taxes by installments-Law 11,941/09	(915,970)	(16,980)	-	(38,175)	(971,125)
Additions	6,638	2,190	21,691	13,914	44,433
Reversal/payment	(132,122)	(26,436)	(27,745)	(5,043)	(191,346)
Monetary restatement	45,736	917	6,236	6,036	58,925
Transfer	-	49,512	-	(49,512)	-
Judicial deposits	-	(2)	(182)	(3,961)	(4,145)
Balance at December 31, 2009	34,842	38,683	-	32,972	106,497

Additions	-	213,891	27,433	2,340	243,665
Reversal/payment	-	(9,517)	(23,735)	(9)	(33,261)
Monetary restatement	3,101	3,919	6,945	6,727	20,690
Judicial deposits	-	(25)	(10,643)	(66)	(10,733)
Balance at December 31, 2010	37,943	246,951	-	41,964	326,858

	Consolidated
	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at January 1, 2009	1,096,405	31,669		116,050	1,244,125

Acquisition of Globex	100,337	34,777	18,301	66,749	220,163
Taxes by installments-Law 11,941/09	(965,300)	(19,364)	-	(38,190)	(1,022,854)
Business combination - Globex	-	179,384	19,021	9,540	207,945
Additions	13,253	2,335	36,089	29,649	84,560
Reversal/payment	(135,994)	(33,238)	(43,031)	(15,924)	(228,188)
Monetary restatement	52,690	5,646	8,502	13,245	76,850
Transfer	-	49,857	7,159	(57,016)	-
Judicial deposits	-	(2)	(149)	(4,107)	(4,258)
Balance at December 31, 2009	161,391	251,064	45,892	119,996	578,343

Additions	5,640	224,918	43,859	23,989	298,406
Reversal/payment	-	(26,618)	(50,727)	(14,134)	(91,479)
Transfer	-	9,745	(264)	(9,481)	-
Monetary restatement	8,601	8,283	10,904	10,295	38,083
Tax installment payment according to Law 11,941/09	(71,164)	(10,610)	-	-	(81,774)
Business combination - Globex	-	(20,140)	1,744	1,205	(17,191)
Judicial deposits	-	1,419	(23,834)	(4,167)	(26,582)
Balance at December 31, 2010	104,468	438,061	27,574	127,703	697,806

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

20.  Provision for contingencies - Continued

a)    Taxes

     Tax claims are indexed to the Central Bank Overnight Rate (“SELIC”), 9.37% at December 31, 2010 (9.50% in 2009), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed and fully accrued with respect to unpaid amounts.

Tax claims are subject to monthly adjustment to the amount of provisions for litigations according to the index rates used by each tax jurisdiction. The monetary adjustment is required by laws for all tax amounts, including Provision for contingencies.

     COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries started calling into question the right to exclude the ICMS from the calculation basis of these two contributions.

Regarding the debt referring to the Cofins rate increase, the Company filed a lawsuit requesting to exclude the default charges in the consolidated debt from the federal installment payment, established by Law 11,941/08. Additionally, a Company’s subsidiary offset PIS and Cofins tax debits with IPI credits – inputs submitted to zero rate or tax exemption - acquired from third parties (transferred based on a final and unappealable court decision).

The claims amounts of PIS and COFINS at December 31, 2010 is R$104,468 (R$161,391 in 2009).

     Other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non- application of Accident Prevention Factor (FAP) for 2010; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government (transferred from other civil claims this year); and (iv) other less relevant issues. The amount recorded at December 31, 2010 for these claims is R$55,519 (R$34,984 in 2009).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

20.  Provision for contingencies - Continued

a)    Taxes (continued)

Other (continued)

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at December 31, 2010 is R$31,088 (R$33,463 in 2009), and a judicial deposit of R$9,644 was made (R$9,564 in 2009).

In view of the procedural progress of certain claims, the Company’s legal counsels changed the chances of loss from possible to probable, recognizing at December 31, 2010, the amount of R$198,621.

This amount includes judicial and administrative claims within federal and states scopes, as well as discussed in several states where the Company operates.

These contingencies derive from discussions related to the offset of outstanding balance, tax loss and evidence of credits validated by mergees’ legal process, as well as credits and/or administrative proceedings adopted by the Company questioned in relation to the appropriation of credits for tax replacement ICMS refund, vendors acquisitions  deemed as unqualified with the state treasury department, return of goods at stores, error when applying tax rate, ancillary obligations by tax authorities.

Tax provisions for contingent liabilities were recorded in Globex subsidiary, which upon business combination are recorded, according to CPC 15 requirements. The Company revaluated Globex claims on the reference date of acquisition by CBD (July 6, 2009) and recognized in 2010 with effects in 2009 the amount of R$159,244 (R$179,384 in 2009) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to R$70 million of administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and R$51 million referring to the offset of tax debts with contribution credits incurring on coffee exports.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

20.  Provision for contingencies - Continued

b)    Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2010, the Company recorded a provision of R$88,078 (R$82,627 in 2009) referring to lawsuits whose risk of loss was considered probable; the Company also has lawsuits with risk of loss estimated as possible in the amount of R$92,730 (R$39,788 in 2009). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.69% accumulated in the year ended December 31, 2010 and 0.70% in 2009) accrued of 1% monthly interest. The balance of the net provision for restricted judicial deposits is R$6,809 (R$26,871 in 2009).

Labor provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$20,765 (R$19,021 in 2009).

20.  Provision for contingencies - Continued

c)    Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

•      The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At December 31, 2010, the accrual amount for these lawsuits is R$33,349 (R$25,735 in 2009), for which there are no judicial deposits.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

20.  Provision for contingencies - Continued

c)    Civil and other (continued)

•      The balance of Globex’s civil actions at December 31, 2010 was mainly composed of: (i) consumer lawsuits in the amounts R$11,513 (R$21,022 in 2009), (ii) provisions referring to the risk revaluation of action for damages amounting to R$8,067 (R$7,402 in 2009), deriving from contractual termination proposed by former service provider; (iii) recording of a provision of R$20,345 (R$23,689 in 2009) in view of the contractual assumption of mandatory payment of a fee on behalf of shopping centers management companies, as a result of change in share control; (iv) recording of a provision of R$8,004 (R$7,401 in 2009) in order to deal with the indemnification risks deriving from the expectation of contractual termination with service providers.

•      Civil provisions were recorded in Globex subsidiary referring to contingent liabilities recognized upon business combination amounting to R$10,745 (R$9,540 in 2009).

Total civil actions and other at December 31, 2010 is R$127,703 (R$119,996 in 2009), net of judicial deposits.

d)    Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, at December 31, 2010, as follows:

•       INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$237,690 at December 31, 2010 (R$112,878 in 2009). The proceedings are under administrative and court discussion. The difference in value is due to adjustments, new proceedings and inclusion of new amounts from Globex subsidiary.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

20.  Provision for contingencies - Continued

d)    Other non-accrued contingent liabilities (continued)

•       IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level. The amount of which corresponds to R$255,393 at December 31, 2010 (R$244,668 in 2009). The difference in value is due to change of loss probability in certain lawsuits.

•       COFINS, PIS and CPMF – The Company has been called into question in motion for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$722,322 (R$632,954 in 2009). The difference in value is due to the change of loss probability in certain lawsuits and inclusion of Globex subsidiary amounts.

•       ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits; (ii) acquisitions from vendors considered to be incapable according to the state treasury’s records; (iii) return of goods to its stores; (iv) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (v) resulting from the sale of extended warranty, (vi) goods purchased from vendors who enjoy the tax benefits in states where they are located, (vii) purchase of IT products and automation including tax benefit, (viii) difference in tax classification,  among others, not relevant. The total amount of these assessments is R$1,488,728 at December 31, 2010 (R$1,328,274 in 2009), which await a final decision in the administrative and court levels. The difference in value is due to new proceedings, change in loss estimate for certain lawsuits and inclusion of Globex subsidiary amounts.

•       ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount of which is R$140,046 (R$68,199 in 2009) and await administrative and court decisions. The difference in value is due to the new proceedings and inclusion of Globex subsidiary amounts.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

20.  Provision for contingencies - Continued

d)    Other non-accrued contingent liabilities (continued)

•       Other claims – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$128,761 (R$79,510 in 2009).

•       In Globex subsidiary, provisions were not set up for the contingent liabilities of other litigations with probability of losses and amounted to R$21,515 at December 31, 2010 (R$127,335 in 2009). The difference in value is due to the reclassification of tax claims of Globex subsidiary.

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional Provision for contingencies be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

e)    Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company recorded in its assets amounts related to judicial deposits not linked to the claims recorded in liabilities.

f)     Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Properties	Equipment	Letter of Guarantee	Total

Tax	733,151	1,610	1,500,528	2,235,289
Labor	6,156	3,182	69,791	79,129
Civil and other	31,633	2,205	34,051	67,889
Total	770,940	6,997	1,604,370	2,382,307

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

20.  Provision for contingencies - Continued

g)    Tax audit

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

21.  Leasing transactions

a)    Commitments and liabilities

	Parent Company		Consolidated
	12.31.2010		12.31.2010
		12.31.2009		12.31.2009
Gross liability from operating lease Minimum rental payment
Up to 1 year	289,907	282,523	489,000	381,452
1 - 5 years	914,791	956,891	1,372,711	1,290,995
More than 5 years	1,463,016	1,596,329	1,951,144	2,058,567
	2,667,714	2,835,743	3,812,855	3,731,014
	289,907	282,523	489,000	381,452

The company’s believes that the non-cancellable minimum operating lease payment refers to the period of contract in normal course of operation, this obligation is shown in the chart above, as required by CPC 6.

All contracts have penalty clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at December 31, 2010, the fine would be R$116,741.

(i)    Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	12.31.2010	12.31.2009	12.31.2010	12.31.2009

Contingent payments as expense in the year	229,275	239,962	433,340	314,920

(ii)   Clauses with renewal or adjustment option

The terms of the agreements for the year ended December 31, 2010 vary between 5 and 25 years and the agreements may be renewed according to the rental law. The agreements have periodic restatement clauses according to inflation indexes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

21.  Leasing transactions - Continued

b)    Financial lease

Financial lease agreements amounted to R$311,737 in 2010 (R$257,606 in 2009), according to the chart below:

	Parent Company		Consolidated
	12.31.2010	12.31.2009	12.31.2010	12.31.2009
Finance leasing liability –minimum rental payments
Up to 1 year	20,789	20,273	64,467	38,711
1 - 5 years	36,268	19,931	63,116	45,298
More than 5 years	29,861	30,425	56,971	38,894
Current value of financial lease agreements	86,918	70,629	184,554	122,903

Future borrowing charges	108,303	115,458	108,193	134,703
Gross amount of financial lease agreements	195,221	186,087	292,747	257,606

	Parent Company		Consolidated
	12.31.2010	12.31.2009	12.31.2010	12.31.2009

Contingent payments as expense in the year	3,407	3,259	5,300	5,043

The term of the agreements in the year ended at December 31, 2010 vary between 5 and 25 years and the agreements may be renewed according to the rental law.

	Parent Company		Consolidated
	12.31.2010	12.31.2009	12.31.2010	12.31.2009

Minimum rentals	298,118	272,524	395,309	415,771
Contingent rentals	15,059	18,774	222,020	136,689
Sublease rentals	(120,942)	(83,998)	(120,942)	(83,998)
	192,235	207,300	496,387	468,462

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

21.  Leasing transactions - Continued

b)    Financial lease (continued)

At October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the net carrying amount of which was R$1,017,575 to the Península Fund (controlled by Diniz Family). The Company received R$1,029,000. The sold properties were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties will be used in the manner the parties intend for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

22.  Balances and transactions with related parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related entities and were substantially carried out at market prices, terms and conditions.

a)    Sales and purchases of goods

The following related parties transactions are carried out at cost prices.

	Parent Company			Consolidated
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Customers:
Novasoc Comercial	37,678	34,077	34,866	-	-	-
Sé Supermercados	94,321	93,725	78,505	-	-	-
Sendas Distribuidora	47,682	37,938	45,287	-	-	-
Barcelona	1,849	4,266	-	-	-	-
Xantocarpa	2	10	-	-	-	-
Globex	1,617	-	-	-	-	-
Ponto Frio.Com	6,023	-	-	-	-	-
	189,172	170,016	158,658	-	-	-
Vendors:
Novasoc Comercial	2,289	1,710	426	-	-	-
Sé Supermercados	3,745	4,182	1,474	-	-	-
Sendas Distribuidora	11,530	13,641	3,283	-	-	-
Barcelona	2,131	715	12	-	-	-
Xantocarpa	752	386	-	-	-	-
Grupo Assaí	-	-	-	-	-	8,787
FIC	7,242	-	-	8,879	-	-
Globex	853	-	-	-	-	-
Ponto Frio.Com	803	-	-	-	-	-
	29,345	20,634	5,195	8,879	-	8,787
Sales:
Novasoc Comercial	308,432	275,768	237,792	-	-	-
Sé Supermercados	795,679	740,125	655,284	-	-	-
Sendas Distribuidora	275,044	251,145	230,212	-	-	-
Barcelona	16,777	16,473	-	-	-	-
Globex	2,431	-	-	-	-	-
Ponto Frio.Com	75,545	-	-	-	-	-
	1,473,908	1,283,511	1,123,288	-	-	-

Procurement:
Novasoc Comercial	2,526	2,479	5,484	-	-	-
Sé Supermercados	10,569	11,683	14,598	-	-	-
Sendas Distribuidora	9,660	17,132	19,286	-	-	-
Barcelona	(1,464)	-	1,827	-	-	-
Grupo Assaí	-	-	-	-	-	200,132
Globex	-	-	-	-	-	-
Ponto Frio.Com	20	-	-	-	-	-
	21,311	31,294	41,195	-	-	200,132

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

22.  Balances and transactions with related parties - Continued

b)    Other transactions

	Parent Company			Consolidated
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Other operations
Assets:
Novasoc Comercial	-	14,176	2,041	-	-	-
Sé Supermercados	-	211,264	179,254	-	-	-
Casino	5,519	5,096	4,922	5,519	5,096	4,922
FIC/BINV	-	1,552	16,253	-	9,141	18,400
Pão de Açúcar Ind.e Com	1,171	1,171	1,171	1,171	1,171	1,171
Sendas S/A	17,824	17,824	17,824	17,824	17,824	17,824
Sendas Distribuidora	564,208	182,245	272,694	-	-	-
Xantocarpa	3,916	1,248	1,051	-	-	-
Barcelona	178,909	26,612	2,959	-	-	-
Globex	8,570	5,227	-	-	-	-
Casas Bahia Comercial Ltda	-	-	-	120,605	-	-
Ponto Frio.Com	308	-	-	-	-	-
Vancouver	2,351	-	-	-	-	-
Other	21,778	20,100	23,928	31,122	32,870	34,155
	804,554	486,515	522,097	176,241	66,102	76,472
Liabilities:
Novasoc Comercial	(34,867)	-	-	-	-	-
Sé Supermercados	(48,936)	-	-	-	-	-
Fundo Península	(14,410)	(13,704)	(10,324)	(14,894)	(14,160)	(10,640)
Grupo Assai	-	-	-	-	(189)	(1,345)
Globex	(79,689)	-	-	-	-	-
FIC	(5,320)	-	-	(6,886)	(12,788)	-
Casino	-	-	(448)	-	-	(448)
Casas Bahia Comercial Ltda	-	-	-	(231,203)	-	-
Other	(6,246)	(6,484)	(1,507)	(21,308)	(4,597)	-
	(189,468)	(20,188)	(12,279)	(274,291)	(31,734)	(12,433)
Income:
Novasoc Comercial	8,580	7,483	7,063	-	-	-
Sé Supermercados	22,065	18,173	14,110	-	-	-
Sendas Distribuidora	37,062	40,306	49,970	-	-	-
Casino	(5,225)	(6,020)	(5,512)	(5,225)	(6,020)	(5,512)
Fundo Península	(138,256)	(130,482)	(119,368)	(142,632)	(134,978)	(123,578)
Casas Bahia Comercial Ltda	-	-	-	(67,416)	-	-
Grupo Diniz	(13,053)	(12,470)	(11,785)	(6,346)	(13,511)	(12,730)
Sendas S/A	(37,715)	-	-	(58,566)	(9,753)	(31,703)
Grupo Assai	-	-	-	-	(3,947)	(3,563)
Galeazzi e Associados	-	(3,693)	(792)	-	(4,599)	(11,978)
FIC/Banco Investcred	(6,802)	-	-	(13,832)	-	-
Other	(8,400)	(13,948)	(15,177)	(8,400)	(17,382)	(15,177)
	(141,744)	(100,651)	(81,491)	(302,417)	(190,190)	(204,241)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

22.  Balances and transactions with related parties - Continued

b)    Other transactions (continued)

Casino: Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$2,727 thousand, it provides for the transfer of know-how in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Special Shareholders’ Meeting held at August 16, 2005.

Península Fund: 58 real estate lease agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

Diniz Family: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

Sendas S.A.: Leasing of 57 properties for Sendas Distribuidora.

Assai Group: Comprise the purchase transactions with the following companies: Vitalac Ind. de Laticínios Ltda., Laticínios Vale do Pardo Ltda., Dica Deodapolis Ind. e Com. Alimentícios Ltda., Laticínios Corumbiara Ltda., Vencedor Ind. e Com. de Produtos Lácteos Ltda., Centro de Distribuição Hortmix Comércio Imp. Exp. Ltda., Laticínios Flor de Rondônia Ltda., and leasing of five properties of Assai’s former shareholders (Assai family) with Barcelona.

Galeazzi e Associados: Consulting services rendered related to the management of operations in the city of Rio de Janeiro (Sendas Distribuidora).

FIC/Banco Investcred: The impact in the income statement related to Banco Investcred represents: (i) refund of expenses deriving from the infrastructure agreement, such as: expenses related to cashiers payroll, and commissions on the sale of financial products (ii) financial expenses related to the receivables discount (named “financial rebate”) and (iii) revenues from property rental.

E-HUB: Former owners of E-Hub assigned 55% of their interest in this company, besides paying R$20,000 to mature at January 8, 2013, in exchange for 6% of PF.com. subsidiary. GPA granted a loan of R$10,000 to executives to mature at January 8, 2018, duly restated by inflation.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

22.  Balances and transactions with related parties - Continued

b)    Other transactions (continued)

Casas Bahia: Globex maintains lease agreements for warehouses, office and administrative buildings with the Management of Casas Bahia Comercial Ltda.

Other: Expenses paid by the Company to its subsidiaries or other associated companies.

Other related parties not described in this note did not present balances or transactions in the periods.

23. Management Compensation

The expenses related to the compensation of management’s key personnel (Officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the income statement for the years ended at December 31, 2010 and 2009, were as follows:

	12.31.2010	12.31.2009
Amounts recorded as expenses	89,583	66,834

From these totals, 17% of the 2010 expenses and 24% of the 2009 refer to share-based payment (see Note 26).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

24.  Taxes and social contribution and taxes by installments

The amounts payable were as follows:

	Parent Company
	12.31.2010	12.31.2009	01.01.2009
Current
PIS and COFINS payable	132,168	109,775	24,349
Provision for taxes on income	11,718	44,314	-
	143,886	154,089	24,349
Taxes paid by installments
INSS	36,017	41,477	39,047
CPMF	11,802	7,765	9,834
Other	3,661	3,398	14,164
	51,480	52,640	63,045
Total current	195,366	206,729	87,394

Noncurrent
Taxes paid by installments
Special tax installment payment program	1,178,202	996,738	-
INSS	54,026	103,693	136,664
CPMF	17,703	19,413	34,417
Other	19,315	20,800	21,504
Total noncurrent	1,269,246	1,140,644	192,585
Total	1,464,612	1,347,373	279,979

	Consolidated
	12.31.2010	12.31.2009	01.01.2009
Current
PIS and COFINS payable	240,847	172,131	31,142
Provision for taxes on income	58,006	82,936	13,860
	298,853	255,067	45,002
Taxes paid by installments
Taxes paid by installments - Law 11,941/09	970	-	-
INSS	36,013	45,319	39,047
CPMF	14,171	9,682	11,835
Other	3,887	3,604	14,350
	55,041	58,605	65,232
Total current	353,894	313,672	110,234

Noncurrent
Taxes paid by installments
Special tax installment payment program	1,281,132	1,043,046	-
INSS	54,026	115,069	136,664
CPMF	21,257	25,480	41,421
Other	20,373	21,984	22,742
Total noncurrent	1,376,788	1,205,579	200,827
TOTAL	1,730,682	1,519,251	311,061

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

24.  Taxes and social contribution and taxes by installments - Continued

(i)     INSS and CPMF – The Company discontinued certain lawsuits and filed application for the Special Tax Payment Installment Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

(ii)   Other – The Company filed application to participate in the State and Municipal Tax Payment Installments Program (PPI). These taxes are adjusted by SELIC and may be payable within 120 months.

(iii) Tax Installments, Law 11,941/09 – The Law 11,941 was enacted on May 27, 2010, which among others, amends the federal tax laws related to the tax debt payment by installments, granting reduction of fines and interest rates for those adhering the program (“REFIS”).

The Company is party to several lawsuits and through the aforementioned law, opted for reducing its tax exposure, with the benefits of reducing fines and interest rates and a financing plan of up to 180 months. The law also allows that remaining tax loss carryforwards and judicial deposits related to the lawsuits are utilized to reduce the balance to be paid in installments.

During 2010, the Company and its legal advisors evaluated all of the administrative proceedings and lawsuits held by the Company with RFB – Brazil’s Internal Revenue Service, including tax and social security debts evaluated for risks of possible and/or probable losses and opted for the partial inclusion of lawsuits in the installment program.

	Parent Company
Installment balance:	12.31.2010	12.31.2009

Federal taxes	937,793	937,793
Social security	81,715	81,715
Lawsuits with probable risks	1,109,508	1,019,508

Federal taxes	247,057	203,942
Social security	137,965	137,965
Lawsuits with possible risks	385,022	341,907

Offsets due to judicial deposits and tax losses	(363,254)	(384,499)
Adjustments of the period	136,926	19,822
Installment balance	1,178,202	996,738

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

24.  Taxes and social contribution and taxes by installments - Continued

	Consolidated
Installment balance:	12.31.2010	12.31.2009

Federal taxes	1,055,410	987,040
Social security	101,667	83,144
Lawsuits with probable risks	1,157,077	1,070,184

Federal taxes	297,285	254,170
Social security	137,965	137,965
Lawsuits with possible risks	435,250	392,135

Offsets due to judicial deposits and tax losses	(453,958)	(440,027)
Adjustments of the period	142,763	20,754

Installment balance	1,281,132	1,043,046

Federal taxes

Recently, the Federal Supreme Court (STF) rendered its opinion on the constitutionality of COFINS increase (Law 9,718/99). This decision was unfavorable to the Company. As a result, the Company decided to adhere to the tax debt installment payment program (REFIS) as authorized by Law 11,941/09. In addition, amounts discussed in other theses upheld in terms of credit over financial expenses and taxation on other revenues by the non-cumulativeness system were included. The consolidated amount involved in this case, net of fines and interest rate decrease was R$1,055,410 at December 31, 2010.

Social security

The Company filed a declaratory action of no legal relationship referring to the SEBRAE contribution, as set forth by Law 8,029/90, in order to obtain the recognition of credit adjusted in order to offset with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit. A lawsuit was also filed in relation to the FUNRURAL (Rural Workers Assistance Fund) constitutionality for companies based in urban areas. The consolidated amount included in the tax recovery program (REFIS), net of interest remission is R$101,667.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

24.  Taxes and social contribution payable - Continued

Other lawsuits with possible risks included in the REFIS program

•      Tax claims – The Company received assessments referring to the controversy over the deductibility of certain expenses and provisions, extemporaneous credits not purpose of taxation when calculating income tax and social contribution and administrative proceedings related to requests for PIS and COFINS credit offset. Discrepancies are added to this point in relation to the calculation bases of these contributions and those verified by tax authorities. The consolidated amount involved in these lawsuits is R$297,285.

•      Social security – The Company received assessment notices related to social security debt offsets deriving from legal process credits. The consolidated amount involved is R$137,965.

The results deriving from additions to provisions, net of gains from fines and interest reduction, accounted for a net expense of R$43,115 in 2010 (R$342,634 in 2009) (see Note 28).

25.  Income and social contribution taxes

a)    Income and social contribution tax expense reconciliation

Parent Company	12.31.2010	12.31.2009

Pre-tax income	786,869	776,234
Profit sharing	(26,792)	(26,598)
Earnings before taxes and profit sharing	760,077	749,636
Income tax at nominal rate– 25% (*)	(190,019)	(187,409)
Tax penalties	(854)	-
REFIS net result (**)	-	81,206
Surplus value of assets deriving from business combination	113,392	-
Equity pick-up and provision for capital deficiency of subsidiary	37,127	(3,960)
Utilization of Globex extemporaneous credit	-	-
Other permanent differences (undeductible)	2,699	5,197
Effective income tax	(37,655)	(104,966)
Income tax for the year
Current	(2,667)	(44,320)
On amortized goodwill	(103,098)	(103,097)
Deferred	68,110	42,451
Deferred income tax expenses	(37,655)	(104,966)
Effective rate	5.0%	15.5%

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

25.  Income and social contribution taxes - Continued

a)    Income and social contribution tax expense reconciliation (continued)

Consolidated	12.31.2010	12.31.2009

Pre-tax income	813,403	712,473

Profit sharing	(35,110)	(32,505)
Earnings before taxes and profit sharing	778,034	679,968

Income tax and social contribution at nominal rate of 25% for parent company and 34% for its subsidiaries	(233,488)	(231,189)
Tax penalties	(1,298)	-
REFIS net result (**)	-	113,636
Surplus value of assets deriving from business combination	113,392	-
Equity pick-up and provision for capital deficiency of subsidiary	10,350	3,578
Utilization of Globex extemporaneous credit	-	71,760
Other permanent differences (undeductible)	24,486	13,646
Effective income and social contribution taxes	(86,558)	(28,569)

Income and social contribution taxes for the year
Current	(52,052)	(74,424)
On amortized goodwill	(109,307)	(108,706)
Deferred	74,801	211,699

Deferred income and social contribution taxes expenses	(86,558)	(28,569)

Effective rate	11.1%	4.2%

(*) GPA does not pay social contribution (9%) based on a claim that was won in the past, which reduces the income taxes to 25% in this entity.

(**) Gains related to reduction on penalties and interest on REFIS program (Note 24) which are not taxable generating permanent difference.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

25.  Income and social contribution taxes - Continued

b)    Breakdown of deferred income and social contribution taxes

Parent Company	12.31.2010	12.31.2009	01.01.2009

Tax losses (i)	54,375	56,685	13,594
Provision for contingencies	117,334	36,125	60,031
Provision for hedge levied on a cash basis	(9,639)	(15,490)	12,853
Allowance for doubtful accounts	2,225	2,136	1,939
Goodwill amortization on investments	52,124	39,445	31,234
Deferred income tax and social contribution on adjustments according to CPC adoption	(147,372)	120,882	35,443
Income tax on goodwill Vieri – Casino	104,903	208,001	414,196
Other	12,819	26,759	19,379
Deferred income tax	186,769	474,543	588,669

Deferred income tax assets	649,222	476,864	588,669
Deferred income tax liabilities	(462,453)	(2,321)	-

Consolidated	12.31.2010	12.31.2009	01.01.2009
Tax losses (i)
Provision for contingencies	720,530	578,101	364,302
Provision for hedge levied on a cash basis	490,563	118,850	83,612
Allowance for doubtful accounts	27,418	18,101	67,791
Goodwill amortization on investments	66,507	9,114	3,762
Tax losses (i)	57,410	50,701	74,095
Deferred income tax under the effects of Law 11,638/07	(197,835)	(111,368)	(19,375)
Fair value of assets acquired in business combination	(1,186,946)	-	-
Income tax on goodwill Vieri – Casino	104,903	208,001	414,196
Income tax on goodwill Vieri – Sevilha - Assai	52,499	58,709	64,317
Income tax on goodwill Nerano	-	58,542	-
Provision for goodwill decrease	117,516	117,516	117,616
Other	45,775	125,294	17,630
Deferred income tax and social contribution	298,340	1,231,561	1,188,046

Provision for realization of deferred income tax	(106,196)	(106,196)	(106,196)

Deferred income tax assets	192,144	1,125,365	1,081,850

Deferred income tax assets	672,037	1,390,540	1,081,850
Deferred income tax liabilities	(479,893)	(265,175)	-

(i)   Tax loss carryforwards are related to the acquisition of Sé and Globex and those generated by the subsidiary Sendas Distribuidora. The realization of these assets net of the valuation allowance is considered probable following the Company’s business plan.

The Management annually reviews the realization of deferred tax assets. The Company assumptions to record deferred tax assets include (i) Viable tax planning strategies, (ii) the fact that tax losses do not expire according to Brazilian law, and (iii) the likelihood of utilization.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

25.       Income and social contribution taxes - Continued

b)    Breakdown of deferred income and social contribution taxes (continued)

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent Company	Consolidated
Up to 12 months	140,864	239,446
From 13 to 24 months	55,547	162,755
From 25 to 36 months	68,417	215,532
From 37 to 48 months	33,892	206,353
More than 60 months	373,317	566,454
Total	672,037	1,390,540

26.  Shareholders’ Equity

a)    Capital stock

The subscribed and paid-up capital, as of December 31, 2010, is represented by 257,774 (254,852 in 2009) in thousands of registered shares with no par value, of which 99,680 (ditto in 2009) in thousands of common shares, 154,745 in thousands of class A preferred shares (143,878 in 2009) and 3,349 in thousands of class B preferred shares (11,294 in 2009).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors Meeting held at March 15, 2010 the board members resolved to increase capital by R$3,311, by means of issue of 215 thousands of class A preferred shares, in compliance with the exercise of stock options according to the Company's Stock Option Plan, observing the limit of authorized capital.

At the Annual and Special Shareholders’ Meeting held at April 29, 2010, the shareholders approved the capital increase in the amount of R$67,126 by means of issue of 1,112 thousands of new class A preferred shares, at the issue price of R$60.39 per share. Shares will be capitalized to the benefit of the Company’s controlling shareholder, Wilkes Participações S.A.; and

At the Board of Directors Meeting held at June 9, 2010 the board members approved the capital increase in the amount of R$25,988, referring to the issue of 1,275 thousands class A preferred shares, in compliance with the exercise of stock options according to the Company’s Stock Option Plan, observing the limit of authorized capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

26.           Shareholders’ Equity - Continued

a)    Capital stock (continued)

At the Board of Directors Meeting held at July 12, 2010, the board members resolved to increase capital by R$940, by means of issue of 67 thousands class A preferred shares, in compliance with the exercise of stock options pursuant to the Company’s Stock Option Plan.

At the Board of Directors meeting held at October 28, 2010, the board members resolved to increase capital by R$3,613, by means of issue of 162 thousands class A preferred shares, in compliance with the exercise of stock options according to the Company’s Stock Option Plan, observing the limit of authorized capital.

At the Board of Directors Meeting held at December 15, 2010, the board members resolved to increase capital by R$1,267, by means of issue of 91 thousands class A preferred shares, in compliance with the exercise of the stock options according to the Company’s Stock Option Plan, observing the limit of authorized capital.

		Number of shares - thousand
	Capital stock	Preferred	Common

At January 1, 2009	4,450,725	135,569	99,680
Capitalization of reserves	135,226	-	-
Goodwill special reserve	17,756	-	-
Profit	15,025	-	-
Share private subscription	735,386	18,807	-
Series VIII	6,285	192	-
Series IX	326	11	-
Series X	8,582	223	-
Series A1 Silver	233	9	-
Series A2 Silver	5,206	193	-
Series A2 Gold	1	168	-
At December 31, 2009	5,374,751	155,172	99,680
Goodwill special reserve	83,908	1,112	-
Profit	85,480	-	-
Series IX	7,432	244	-
Series X	202	6
Series A1 Silver	14,274	578	-
Series A1 Gold	2	164	-
Series A2 Silver	4,201	156	-
Series A2 Gold	1	119	-
Series A3 Silver	5,448	198	-
Series A3 Gold	3	178	-
Series A4 Silver	3,556	76	-
Series A4 Gold	1	91	-
At December 31, 2010	5,579,259	158,094	99,680

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

26.  Shareholders’ Equity - Continued

a)    Capital stock (continued)

The table below shows the share transaction as a result of the exercise of stock options pursuant to the Company’s Stock Option Plans:

Meeting	Series	Number (thousand)	Unit price	Total
03/15/2010	Series A 1 Silver	10	24.63	252
03/15/2010	Series A 1 Gold	2	0.01	0
03/15/2010	Series A 2 Silver	2	26.93	61
03/15/2010	Series A 2 Gold	2	0.01	0
03/15/2010	Series A 3 Silver	109	27.47	2,997
03/15/2010	Series A 3 Gold	89	0.01	1
		215		3,311

06/09/2010	Series lX	244	30.52	7,441
06/09/2010	Series X	2	39.73	60
06/09/2010	Series A 1 Silver	563	24.63	13,876
06/09/2010	Series A 1 Gold	162	0.01	2
06/09/2010	Series A 2 Silver	94	26.93	2,539
06/09/2010	Series A 2 Gold	60	0.01	1
06/09/2010	Series A 3 Silver	75	27.47	2,068
06/09/2010	Series A 3 Gold	75	0.01	1
		1,275		25,988
07/12/2010	Series X	2	40.28	75
07/12/2010	Series A 1 Silver	3	24.63	65
07/12/2010	Series A 2 Silver	11	26.93	302
07/12/2010	Series A 2 Gold	11	0.01	0
07/12/2010	Series A 3 Silver	14	27.47	383
07/12/2010	Series A 3 Gold	14	0.01	0
07/12/2010	Series A 4 Gold	2	46.49	115
07/12/2010	Series A 4 Gold	10	0.01	0
		67		940
10/28/2010	Series X	2	41.12	67
10/28/2010	Series A 1 Silver	3	24.63	67
10/28/2010	Series A 2 Silver	1	26.93	37
10/28/2010	Series A 2 Gold	1	0.01	0
10/28/2010	Series A 4 Silver	74	46.49	3,441
10/28/2010	Series A 4 Gold	81	0.01	1
		162		3,613
12/15/2010	Series A 1 Silver	0	24.63	4
12/15/2010	Series A 2 Silver	47	26.93	1,262
12/15/2010	Series A 2 Gold	44	0.01	3
		91		1,269
Total at December 31, 2010		1,810		35,121

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

26.  Shareholders’ Equity - Continued

a)    Capital stock (continued)

Treasury Shares

At the Board of Directors Meeting held at February 19, 2010, the board members resolved at February 9, 2010 to convert 137 thousands class A preferred shares held in treasury in equal number of class B preferred shares, as a result of the auction of Globex’s public tender offer (OPA).

b)    Share rights

Class A preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

Class B (“PNB”) preferred shares will entitle the following rights to its holders: (a) a fixed dividend of R$0.01 per share; and (b) priority in reimbursement should the Company be liquidated. PNB shares shall not have voting right. PNB shares may be converted into PNA shares, at the 1:1 ratio, observing the following terms: (i) 32% of PNB shares were converted at September 28, 2009; (ii) 28% of total PNB shares were converted into PNA shares at January 7, 2010; (iii) 20% of total PNB shares were converted into PNA shares at July 7, 2010, and (iv) 20% of total PNB shares will be converted into PNA shares at January 7, 2011.

c)    Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

The corporate restructuring mentioned above occurred in 2006 and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398. The effects of this operation were deferred tax assets of R$104,903 in 2010 (R$208,001 in 2009) and a special goodwill reserve of R$344,606 in 2010 (R$428,551 in 2009), which shall be converted into shares and delivered to shareholders according to the deferred tax benefit.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

26.  Shareholders’ Equity - Continued

c)    Capital reserve – special goodwill reserve (continued)

The capital increase is subject to the preemptive right of Non-controlling shareholders, according to each one's interest by type and class of share at the time of issue and the amounts paid by Non-controlling shareholders will be directly delivered to the controlling shareholder.

At April 29, 2010, at the Annual and Special Shareholders’ Meeting, the shareholders approved to increase the Company's capital, in the amount of R$ 83,908, by capitalizing the special goodwill reserve.

Out of this amount, R$16,782 were capitalized without issuing new shares, thus, to the benefit of all the Company’s shareholders and R$67,126 were capitalized to the benefit of the Company’s controlling shareholder, i.e., Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99, by means of issue of 1,112 thousands new class A preferred shares of the Company, as described in Note 26 (a).

d)    Recognized granted options

The “options granted” account recognizes the effects of the Company’s executives share-based payment under CPC 010.

e)    Revenue reserve

(i)      Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.

(ii)     Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at meeting.

At the Annual and Special Shareholders’ Meeting held at April  29, 2010, the shareholders approved the Management proposal referring to the capital stock increase, in the amount of R$85,480, without issuing new shares, by capitalizing the Expansion Reserve and the Profit Retention Reserve based on the Capital Budget, both of them creased at the Annual General Meeting held at April 30,2009.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

26.  Shareholders’ Equity - Continued

f)     Stock option plan for preferred shares

(i)    Original stock option plan

The Company granted stock option plans for the purchase of preferred shares to the Management. Shares issued due to the exercise of stock option plans will grant its holders the same rights of existing PNA shares. The Stock Option Plans are managed by an internal committee designated by the Board of Directors.

The granting price for each share is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The number of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms: (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

Shares subject to restraint on alienation (Q), upon the options exercise are calculated using the following formula:

Where:

Q =   Number of shares to be encumbered by restraint on alienation.

Q1 =             50% of the Company total shares on the granting date.

Pm = Company share market price on the exercise date.

Pe = Share original exercise price, determined on the granting date, observing the terms of the Plan.

          The option price is updated by reference to the General Market Price Index – IGP-M variation to the date of its actual exercise, less dividends attributed for the period.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

26.  Shareholders’ Equity - Continued

f)     Stock option plan for preferred shares (continued)

(ii)   New stock option plan for preferred shares

Pursuant to the resolutions at the Special Shareholders’ Meeting, held at December 20, 2006, the amendment to the Company’s Stock Option Plan was approved, and originally approved by the Special Shareholders’ Meeting held at April 28, 1997.

As of 2007, the granting of stock options to the Management and employees will take place as follows:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan management committee, in the course of 35 months following the granting date.

The price for the Silver-type share will correspond to the average of trading closing price of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the Return on Invested Capital (“ROIC”) verified at the end of the 36th month as of the granting date.

The previous plan series are still effective until the respective maturity dates.

At the Board of Directors Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousand class A preferred shares to 11,618 thousand shares, an increase of 1,500 thousand new class A preferred shares.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

26.  Shareholders’ Equity - Continued

f)     Stock option plan for preferred shares (continued)

(ii)   New stock option plan for preferred shares (continued)

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2009
Series VIII	4/30/2004	4/30/2007	4/30/2009	26.00	32.75	862	(408)	(442)	-	12
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(191)	(546)	-	252
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	38.85	901	(223)	(379)	-	300
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(6)	-	203
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(322)	(99)	-	701
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(448)	(6)	-	394
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(491)	(7)	-	452
Series A3 - Silver	5/13/2009	5/13/2012	5/31/2013	27.47	27.47	693	-	-	-	693
Series A3 - Gold	5/13/2009	5/13/2012	5/31/2013	0.01	0.01	668	-	-	-	668
						7,357	(2,198)	(1,485)	-	3,675
				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2010
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(435)	(546)	(8)	-
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	42.43	901	(229)	(402)	-	271
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	326	(279)	(6)	-	41
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(901)	(106)	-	115
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(567)	(6)	-	275
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(647)	(5)	-	297
Series A3 - Gold	5/13/2009	5/13/2012	5/31/2013	0.01	0.01	668	(178)	-	-	490
Series A3 - Silver	5/13/2009	5/13/2012	5/31/2013	27.47	27.47	693	(198)	-	-	495
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	524	(91)	-	-	433
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	131	(76)	-	-	55
						7,152	(3,601)	(1,072)	(8)	2,471

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

26.  Shareholders’ Equity - Continued

f)     Stock option plan for preferred shares (continued)

(ii)   New stock option plan for preferred shares (continued)

Series granted	Grant date	Exercise date	Number exercised	Price exercised	Total	Market price
Series A 1 Gold	04/13/2007	07/10/2007	3	0,01	0	37,12
Series A 1 Gold	04/13/2007	11/28/2007	11	0,01	0	28,54
Series A 1 Gold	04/13/2007	12/17/2007	31	0,01	0	33,24
Series A 1 Gold	04/13/2007	03/10/2008	43	0,01	0	34,83
Series A 1 Gold	04/13/2007	05/27/2008	27	0,01	0	37,43
Series A 1 Gold	04/13/2007	03/15/2010	2	0,01	0	59,80
Series A 1 Gold	04/13/2007	06/09/2010	162	0,01	2	57,20
Series A 1 Silver	04/13/2007	07/10/2007	11	24,63	271	37,12
Series A 1 Silver	04/13/2007	11/28/2007	36	24,63	887	28,54
Series A 1 Silver	04/13/2007	12/17/2007	70	24,63	1,724	33,24
Series A 1 Silver	04/13/2007	03/10/2008	103	24,63	2,537	34,83
Series A 1 Silver	04/13/2007	05/27/2008	84	24,63	2,069	37,43
Series A 1 Silver	04/13/2007	06/10/2008	3	24,63	74	37,47
Series A 1 Silver	04/13/2007	07/22/2008	2	24,63	49	36,97
Series A 1 Silver	04/13/2007	09/11/2008	3	24,63	74	34,34
Series A 1 Silver	04/13/2007	04/01/2009	5	24,63	123	31,98
Series A 1 Silver	04/13/2007	08/05/2009	3	24,63	74	46,35
Series A 1 Silver	04/13/2007	10/02/2009	2	24,63	49	50,32
Series A 1 Silver	04/13/2007	03/15/2010	10	24,63	252	59,80
Series A 1 Silver	04/13/2007	06/09/2010	563	24,63	13,877	57,20
Series A 1 Silver	04/13/2007	07/12/2010	3	24,63	65	62,79
Series A 1 Silver	04/13/2007	10/28/2010	3	24,63	67	64,00
Series A 1 Silver	04/13/2007	12/15/2010	0	24,63	4	67,50
Series A 2 Gold	03/03/2008	03/10/2008	178	0,01	2	34,83
Series A 2 Gold	03/03/2008	05/27/2008	78	0,01	1	37,43
Series A 2 Gold	03/03/2008	06/10/2008	4	0,01	0	37,47
Series A 2 Gold	03/03/2008	07/22/2008	13	0,01	0	36,97
Series A 2 Gold	03/03/2008	09/11/2008	7	0,01	0	34,34
Series A 2 Gold	03/03/2008	04/01/2009	30	0,01	0	31,98
Series A 2 Gold	03/03/2008	08/05/2009	91	0,01	1	46,35
Series A 2 Gold	03/03/2008	10/02/2009	47	0,01	0	50,32
Series A 2 Gold	03/03/2008	03/15/2010	2	0,01	0	59,80
Series A 2 Gold	03/03/2008	06/19/2010	60	0,01	1	57,20
Series A 2 Gold	03/03/2008	07/12/2010	11	0,01	0	62,79
Series A 2 Gold	03/03/2008	10/28/2010	1	0,01	0	64,00
Series A 2 Gold	03/03/2008	12/15/2010	44	0,01	0	67,50
Series A 2 Silver	03/03/2008	03/10/2008	187	26,93	5,036	34,83
Series A 2 Silver	03/03/2008	05/27/2008	83	26,93	2,235	37,43
Series A 2 Silver	03/03/2008	06/10/2008	6	26,93	162	37,47
Series A 2 Silver	03/03/2008	07/22/2008	14	26,93	377	36,97
Series A 2 Silver	03/03/2008	09/11/2008	8	26,93	215	34,34
Series A 2 Silver	03/03/2008	04/11/2009	45	26,93	1,212	31,98
Series A 2 Silver	03/03/2008	08/05/2009	96	26,93	2,585	46,35
Series A 2 Silver	03/03/2008	10/02/2009	52	26,93	1,400	50,32
Series A 2 Silver	03/03/2008	03/15/2010	3	26,93	61	59,80
Series A 2 Silver	03/03/2008	06/09/2010	94	26,93	2,539	57,20
Series A 2 Silver	03/03/2008	07/12/2010	11	26,93	302	62,79
Series A 2 Silver	03/03/2008	12/28/2010	1	26,93	37	64,00
Series A 2 Silver	03/03/2008	12/15/2010	47	26,93	1,262	67,50
Series A 3 Gold	05/13/2009	03/15/2010	89	0,01	1	59,80
Series A 3 Gold	05/13/2009	06/09/2010	75	0,01	1	57,20
Series A 3 Gold	05/13/2009	07/12/2010	14	0,01	0	62,79
Series A 3 Silver	05/13/2009	03/15/2010	109	27,47	2,997	59,80
Series A 3 Silver	05/13/2009	06/09/2010	75	27,47	2,068	57,20
Series A 3 Silver	05/13/2009	07/12/2010	14	27,47	383	62,79
Series A 4 Gold	05/24/2010	07/12/2010	10	0,01	0	62,79
Series A 4 Gold	05/24/2010	10/28/2010	81	0,01	1	64,00
Series A 4 Silver	05/24/2010	07/12/2010	2	46,49	115	62,79
Series A 4 Silver	05/24/2010	10/28/2010	74	46,49	3,441	64,00
Series X	07/07/2008	10/02/2009	223	38,54	8,594	50,32
Series X	07/07/2008	06/09/2010	2	39,73	60	57,20
Series X	07/07/2008	07/12/2010	2	40,28	75	62,79
Series X	07/07/2008	10/28/2010	2	41,12	67	64,00
			3,165		57,429

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

26.  Shareholders’ Equity - Continued

f)     Stock option plan for preferred shares (continued)

(ii)   New stock option plan for preferred shares (continued)

Note: According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan resolved to anticipate the exercise date of the first tranche of series VII option to December 13, 2005. At March 15, 2007, VI series was terminated; at June 10, 2008, series VII was terminated, at August 5, 2009 series VIII was terminated and at June 9, 2010, series IX was terminated.

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at April 29, 2010 approved the accelerator at 1.5%, referring to A1 Series.

At December 31, 2010, the Company preferred share price at BOVESPA was R$69.30 per share.

At December 31, 2010 there were 232,586 treasury preferred shares which may be used as spread for the options granted in the plan.

(iii)   Consolidated information on the stock option plans - CBD

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to 2011 of all options granted:

	2010	2009	2009
Number of shares	257,774	254,852	254,852
Balance of granted series in effect	2,471	3,675	3,675
Maximum percentage of dilution	0.95%	1.42%	1.42%

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

26.  Shareholders’ Equity - Continued

f)     Stock option plan for preferred shares (continued)

(iii)   Consolidated information on the stock option plans - CBD (continued)

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.72% (0.89% - 2009), (b) expectation of volatility of nearly 40.47% (49.37% - 2009) and (c) the risk-free weighted average interest rate of 9.66% (10.75% - 2009). The expectation of average life of series IX and V is 5 years, whereas for series A1, A2 and A3 the expectation is 3 years.

Year ended at December 31, 2009	Shares	Weighted average of exercise price

Outstanding at the beginning of the period	3,158	20.78
Granted during the period	1,361	13.99
Cancelled during the period	(48)	28.64
Exercised during the period	(796)	0.02
Outstanding during the period	3,675	17.76

Year ended at December 31, 2010
Outstanding at the beginning of the period	3,675	17.76
Granted during the period	657	10.32
Cancelled during the period	(29)	31.11
Exercised during the period	(1,817)	18.77
Expired during the period	(5)	26.00
Outstanding at the end of the period	2,471	14.53

Technical Pronouncement CPC 10 – Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded as income of Parent Company and Consolidated at December 31, 2010 were R$27,278 (R$26,577 in 2009).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

26.  Shareholders’ Equity - Continued

g)    Minimum mandatory dividends

At August 3, 2009, the Board of Directors approved the adoption by the Company of a new dividend policy, consisting of the payment of interim dividends on a quarterly basis, payment of which shall be approved at the Shareholders' Meeting, pursuant to Paragraph 3, Article 35 of the Company’s Bylaws. The amount and payment dates of quarterly advances will be proposed annually by the Company. Quarterly payments will be made expensing the income for the year account. This present policy does not change the minimum mandatory dividend to be paid to shareholders pursuant to the law and the Company's Bylaws. Each quarterly payment will be resolved by the Board of Directors, following the approval of the financial statements for the corresponding quarter. Payments may be suspended by Board of Directors according to the economic-financial condition of the Company at that time.

At February 17, 2010, the Management proposed the dividends to be paid for resolution of the Annual General Meeting, calculated as follows, considering the dividends prepaid to its shareholders in the amount of R$58,408 in 2010. The dividend payable at December 31, 2010 is R$113,167, which corresponds to a remuneration of R$0.409546379 for common shares and R$0.458272685 for class A preferred shares.

	Dividends proposed
	2010	2009
Net income for the year	722,422	591,580
Legal reserve	(36,121)	(29,579)
Calculation basis of dividends	686,301	562,001
Minimum mandatory dividends - 25%	171,575	140,500
(R$0.53448 per common share)	-	53,277
(R$0.58793 per preferred A share)	-	87,156
(R$0.01 per preferred B share)	-	67
(R$0.627728 per common share)	62,572	-
(R$0.690501 per preferred A share)	109,003	-

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

27.  Segment information

The Management divided the entities recently acquired into four segments, as follows.

•      Retail – Includes the banners Pão de Açúcar, CompreBem, Extra, Sendas and explores the retail activity;

•      Home Appliances – Includes the banner Ponto Frio, Casas Bahia and the website pontofrio.com;

•      Cash & Carry  – Includes the banner ASSAI;

•      E-commerce includes the web sites www.pontofrio.com.br, www.extra.com.br and www.casasbahia.com.br

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. GPA financing (including financial costs and financial income) and income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 20 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the chief executive officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments. These four segments are identified based on the decentralization of management of the businesses. These three segments include the Retail segment which is comprised of the Company’s legacy stores and fully integrated acquisitions operating principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Perto”, “Extra Fácil”, and “Sendas”, the Cash & Carry segment which includes the Barcelona acquisition and operates under the trade name “Assai”, and the Home Appliances segment which includes the Globex and Casas Bahia acquisitions and operates under the trade names “Ponto Frio”. Operating segments have not been aggregated to form the reportable segments.

In 2010, the Company identified the e-commerce segment separate from the home appliances segment due to different strategy and business management, which includes the web sites pontofrio.com.br, extra.com.br and casasbahia.com.br.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

27.  Segment information - Continued

The Company measures the results of segments using the accounting practices adopted in Brazil, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the results of operating for each segment affected by the revisions is restated for all periods presented to maintain comparability. Information for our segments is included in the following table:

	2009
Description	Retail	Cash and carry	Home appliances	E-commerce	Total	Removal	Total
Sales net revenue	18,520,278	1,981,779	2,118,759	625,529	23,246,345	3,919	23,250,264
Gross profit	4,961,317	291,278	397,780	102,164	5,752,539	3,919	5,756,458
Depreciation and amortization	(419,574)	(12,126)	(19,984)	(2,365)	(454,049)	(1,410)	(455,459)
Financial expenses	(395,783)	(10,616)	(44,994)	(14,662)	(466,055)	(35,126)	(501,181)
Financial income	272,608	1,418	10,584	-	284,610	(34,580)	250,030
Operating income	881,718	30,281	(249,359)	(18,408)	644,232	68,241	712,473
Income tax and social contribution	(116,025)	(14,329)	173,545	3,386	46,577	(75,146)	(28,569)
Current assets	6,662,099	359,533	1,194,297	174,945	8,390,874	(113,421)	8,277,453
Noncurrent assets	8,398,775	334,735	1,045,447	22,782	9,801,739	329,781	10,131,520
Current liabilities	3,798,683	375,323	1,316,162	178,459	5,668,627	252,543	5,921,170
Noncurrent liabilities	5,066,601	181,765	557,997	84,361	5,890,724	49,574	5,940,298

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

27.  Segment information - Continued

	2010
Description	Retail	Cash and carry	Home appliances	E-commerce	Total	Removal	Total
Sales net revenue	20,562,715	2,922,916	6,902,244	1,703,798	32,091,673		32,091,674
Gross profit	5,524,067	422,368	1,625,719	278,044	7,850,198		7,850,198
Depreciation and amortization	(349,324)	(24,302)	(64,294)	(2,219)	(440,139)	0	(440,139)
Financial expenses	(651,443)	(53,647)	(376,142)	(73,467)	(1,154,699)	0	(1,154,699)
Financial income	290,117	7,244	33,943	395	331,698	(0)	331,698
Earnings before income tax and social contribution	904,220	21,538	(109,674)	(2,682)	813,403	0	813,403
Income tax and social contribution	(125,155)	(7,951)	41,214	5,333	(86,558)	0	(86,558)
Current assets	6,697,344	725,622	6,657,427	518,760	14,599,153	(175,752)	14,423,401
Noncurrent assets	11,701,748	365,627	3,054,059	16,328	15,137,762	(886,899)	14,250,863
Current liabilities	5,214,029	629,463	4,559,849	594,368	10,997,709	(532,474)	10,465,235
Noncurrent liabilities	6,364,113	281,098	1,641,890	545,558	8,832,659	(77,602)	8,755,057

•      Eliminations are comprised of intercompany balances.

•      Mainly related to classification of deferred income tax from current to non-current.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

27.  Segment information - Continued

Entity general information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	2010	2009
Food	53.2%	80.2%
Non-food	43.0%	14.8%
Other (*)	3.8%	5.0%
Total (*)	100.0%	100.0%

(*) Represents sales of gasoline and pharmacy items

28.  Other operating revenues and expenses, net

	Parent Company		Consolidated
	12.31.2010	12.31.2009	12.31.2010	12.31.2009
Revenues

Gains due to bargain purchase deriving from business combination	453,569	-	453,569	-
Net revenue – Itaú Agreement	-	517,357	-	655,406
PIS and COFINS extemporaneous credits	-	107,532		107,532
Total other operating revenues	453,569	624,889	453,569	762,938

Expenses

Provision for possible claims, net of gains from the fine and interest amnesty – Law 11,941/09	(43,115)	(270,378)	(43,115)	(342,634
Reversal of provision for contingencies	(272,574)	-	(272,574)	-
Tax credits write-offs	(19,910)	(256,034)	(23,116)	(358,973)
Business combination expenses	(23,601)	(76,036)	(24,064)	(76,036)
Judicial deposits write-offs	-	-	-	(29,838)
Tax installment payment	(19,257)	-	(77,263)	-
Indemnifiable liabilities	(55,490)	-	29,649	-
Restructuring	(13,657)	-	(8,039)	-
Permanent assets result	(27,962)	(6,770)	(73,517)	(23,288)
Other	(25,816)	(17,577)	12,454	(9,163)
Total other operating expenses	(501,382)	(626,795)	(479,585)	(839,932)

Other operating expenses, net	(47,814)	(1,906)	(26,016)	(76,994)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

29.  Financial result

	Year ended
	Parent Company		Consolidated
	12.31.2010	12.31.2009	12.31.2010	12.31.2009

Financial Expenses

Financial Charges-BNDES	(15,539)	(14,793)	(19,243)	(18,288)
Financial Charges-Debentures	(156,400)	(91,202)	(156,400)	(91,202)
Interest on loan	(77,066)	(58,897)	(106,708)	(83,703)
Swap operations	(31,078)	(23,173)	(71,341)	(50,011)
Mark-to-market of financial instruments	(14,030)	21,266	(3,082)	38,731
Capitalized interest	11,720	9,922	9,580	12,426
Receivables securitization	(95,818)	(91,819)	(113,807)	(125,180)
Credit card prepayment	(4,962)	-	(352,574)	-
Financial charges on contingencies and taxes	(141,207)	(96,326)	(211,439)	(146,051)
Interest on financial leasing	(7,390)	(7,955)	(14,225)	(3,821)
IOF and bank services	(17,736)	(12,241)	(49,818)	(23,807)
Interest on loan	(210)	(387)	-	-
Present value adjustment	(820)	-	(820)	122
Other financial expenses	(17,756)	1,055	(64,824)	(10,397)
Total financial expenses	(568,295)	(364,550)	(1,154,699)	(501,181)

Financial revenues

Interest on cash and cash equivalents	112,145	101,301	144,326	121,410
Subordinated quotas-PAFIDC	11,484	18,749	12,828	20,943
Financial discounts obtained	42,874	44,643	57,344	51,018
Financial charges on taxes and judicial deposits	28,699	28,626	90,435	42,606
Interest on installment sales	6,076	3,066	7,863	5,362
Interest on loan	58,102	30,540	-	-
Present value adjustment	(4,104)	(79)	(4,830)	307
Other financial revenues	2,604	2,208	23,732	8,384
Total financial revenues	257,880	229,054	331,698	250,030

Financial income	(310,415)	(135,496)	(823,001)	(251,151)

30.  Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees, to be managed by financial institution Brasilprev Seguros e Previdência S.A. The Company provides monthly contributions on behalf of its employees. Contributions made by the Company for the year ended December 31, 2010 amounted to R$2,348 (R$1,960 in 2009), employees’ contributions amounted to R$3,462 (R$2,969 in 2009) with 840 participants (861 in 2009).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

31. Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

In Brazil, preferred and common shares give different voting and liquidation rights.

Beginning in 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share have been calculated for preferred shares.

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted-average number of the respective class of shares outstanding during the period.

The Company granted a share-based compensation plan to its employees (Note 26), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock" method.

Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

31.  Earnings per share - Continued

	12.31.2010			12.31.2009
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Real dividend proposed	109,003	62,572	171,575	87,223	53,277	140,500
Basic earnings allocated and not distributed	349,156	201,691	550,847	310,631	193,539	504,170
Net income allocated available for common and preferred shareholders	458,159	264,263	722,422	397,854	246,816	644,670

Basic denominator (thousands of shares)
Weighted average of shares	156,873	99,680	256,553	145,442	99,680	245,122

Basic earnings per thousands of shares (R$)	2.92	2.65		2.74	2.48

Diluted earnings per thousands of shares (R$)	2.89	2.65		2.65	2.48

Diluted numerator
Dividend proposed (accumulated)	109,003	62,572	171,575	87,223	53,277	140,500
Net income allocated and not distributed	349,156	201,691	550,847	310,631	193,539	504,170
Net income allocated available for common and preferred shareholders	458,159	264,263	722,422	397,854	246,816	644,670

Diluted denominator
Weighted average of shares (thousands)	156,873	99,680	256,553	145,442	99,680	245,122
Stock call option	1,616	-	1,616	1,302	-	1,302
Stock put option (Sendas)	-	-	-	3,566	-	3,566

Diluted weighted average of shares (thousands)	158,489	99,680	258,169	150,310	99,680	249,990

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements (Continued)

December 31, 2010 and 2009

(In thousands of Reais)

32. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (unaudited)

	Parent Company		Consolidated
	2010	2009	2010	2009

Operating income	786,869	704,079	813,144	712,473

(+) Net financial expenses	310,415	135,496	823,001	251,151
(+) Equity pick-up	(148,509)	15,840	(34,242)	(7,985)
(+) Depreciation and amortization	273,635	330,473	440,139	455,459
(+) Other operating income	47,814	9,109	26,016	76,994

EBITDA	1,270,224	1,194,997	2,068,060	1,488,092
Net revenue from sales	15,512,508	14,228,448	32,091,674	23,250,264
% EBITDA	8.2%	8.4%	6.4%	6.4%

33.  Insurance coverage

Coverage at December 31, 2010 is considered sufficient by Management to meet possible losses and is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property, equipment and inventories	Assigning profit	5,504,211	13,112,855
Profit	Loss of profits	1,553,696	2,395,808
Vehicles and other	Losses and damages	-	229,520

In addition, the Company maintains specific policies referring to civil liability and Directors & Officers liability amounting to R$139,860. The aforementioned information was not reviewed by independent auditors.

The scope of our auditors work does not include the review of the sufficiency of the insurance coverage, which was assessed and evaluated as to its adequacy by the Company's Management.

34.  Subsequent events

At January 11, 2011, NCB and Itaú Seguros S.A. (“Itauseg”) entered into an Addendum to the Operational Services Agreement related to the surety insurance with extended warranty, effective until December 31, 2015 and renewable for three years, through which NCB received from Itauseg, at January 20, 2011, the amount of R$260,000 in addition to the anticipated amount due to the sale of individual certificates of extended warranty insurance.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 02, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.